Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2019 (July 29, 2019)

Medley Capital Corporation

(Exact Name of Registrant as Specified in its Charter)

1-35040	Delaware	27-4576073
(Commission File Number)	(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

280 Park Avenue, 6th Floor East

New York, NY 10017

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (212) 759-0777

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MCC	The New York Stock Exchange
6.500% Notes due 2021	MCX	The New York Stock Exchange
6.125% Notes due 2023	MCV	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended MCC Merger Agreement

As previously announced, on July 29, 2019, Sierra Income Corporation (“Sierra”), Medley Capital Corporation (“MCC”), and Medley Management Inc. (“MDLY”) jointly issued a press release announcing the execution of: (i) the Amended and Restated Agreement and Plan of Merger (the “Amended MCC Merger Agreement”) by and between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the merger (the “MCC Merger”); and (ii) the Amended and Restated Agreement and Plan of Merger (the “Amended MDLY Merger Agreement”) by and among MDLY, Sierra, and Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger”). As a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company (the “Combined Company”), will be internalized. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not contingent upon the consummation of the MCC Merger.

A description of the Amended MCC Merger Agreement is set forth below and is qualified in its entirety by the full text of the Amended MCC Merger Agreement, which is attached hereto as Exhibit 2.1. For a description of the Amended MDLY Merger Agreement and a copy of the Amended MDLY Merger Agreement, please refer to the Current Report on Form 8-K filed by Sierra on August 2, 2019 and the Current Report on Form 8-K filed by MDLY on August 2, 2019. Subject to certain required approvals and other closing conditions, as described below, the parties anticipate that the MCC Merger and the MDLY Merger will close in the fourth quarter of 2019.

The Amended MCC Merger Agreement contains representations and warranties that Sierra and MCC, as applicable, have made as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the transactions described therein, the Amended MCC Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the Amended MCC Merger Agreement were made only for purposes of such agreement and as of specific dates, may be subject to a contractual standard of materiality different from what an investor or a stockholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, and may have been qualified by certain disclosures not reflected in the Amended MCC Merger Agreement that were made to the other party in connection with the negotiation of the Amended MCC Merger Agreement and generally were solely for the benefit of the parties to that agreement. Investors or stockholders should read the Amended MCC Merger Agreement together with the other information concerning MCC that it files in reports and statements with the Securities and Exchange Commission (the “SEC”).

Pursuant to the Amended MCC Merger Agreement, subject to certain conditions described therein, at closing, MCC will merge with and into Sierra, and the separate corporate existence of MCC shall cease. Sierra shall be the surviving company in the MCC Merger and shall continue its existence as a corporation under the laws of the State of Maryland. The MCC Merger will become effective at the time set forth in a certificate of merger to be filed with the Secretary of State of the State of Delaware and articles of merger to be filed with the State Department of Assessments and Taxation for the State of Maryland (the “MCC Merger Effective Time”). MCC’s board of directors (the “MCC Board”), including a special committee of its independent directors (the “MCC Special Committee”), has unanimously approved the Amended MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, and resolved to submit the Amended MCC Merger Agreement and the matters described therein to the stockholders of MCC (the “MCC Stockholders”) for their approval at Sierra’s special meeting of MCC Stockholders (the “MCC Stockholder Meeting”).

1

In the MCC Merger, each share of common stock, par value $0.001 per share, of MCC (“MCC Common Stock”), other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly-owned subsidiaries, will be exchanged for the right to receive (i) 0.68 shares of common stock, par value $0.001 per share, of Sierra (“Sierra Common Stock”) if the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the consolidated actions pending in the Court of Chancery of the State of Delaware (the “Court of Chancery”) under caption of In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “MCC Stockholder Action” and such fees and expenses, the “Plaintiff Attorney Fees”) are less than or equal to $10,000,000, (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000, and (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000 (the “Exchange Ratio”); provided that cash will be paid in lieu of fractional shares of Sierra Common Stock issuable in the MCC Merger. It is intended that the MCC Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Amended MCC Merger Agreement shall constitute a “plan of reorganization” for such purposes.

If, between the date of the Amended MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change (excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Sierra), an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

Sierra’s board of directors (the “Sierra Board”) has approved (i) an amendment and restatement of the charter of Sierra (the “Sierra Charter” and, as amended and restated, the “Amended and Restated Charter”) in the form attached to the Amended MCC Merger Agreement, and (ii) and an amendment to the Amended and Restated Charter (the “Charter Amendment”), each of which, if approved by the Sierra Stockholders, will become effective as of the MCC Merger Effective Time. The Amended and Restated Charter and the related Charter Amendment will each be submitted to the Sierra Stockholders for their approval at a special meeting of Sierra’s stockholders (the “Sierra Stockholder Meeting”) being held to approve the Amended MCC Merger Agreement and related matters. Approval of the Amended and Restated Charter by the Sierra Stockholders is a condition to closing under the Amended MCC Merger Agreement, but approval of the Charter Amendment is not. At or prior to the MCC Merger Effective Time, the bylaws of Sierra shall be amended and restated in the form attached to the Amended MCC Merger Agreement, and such amended and restated bylaws shall remain the bylaws of the Combined Company until thereafter amended in accordance with applicable law and the terms of such bylaws.

Under the Amended MCC Merger Agreement, Sierra has agreed to take such actions as may be required by the Sierra Charter and Sierra Bylaws in order to appoint the individuals to serve as directors of the Combined Company, effective as of the MCC Merger Effective Time, which individuals shall consist of the current independent directors of Sierra, one interested director of Sierra, one independent director of MCC who will be selected by the independent directors of Sierra, and, if the independent directors of Sierra elect in their sole discretion, an additional independent director who will be selected by the independent directors of Sierra. In addition, effective as of the MCC Merger Effective Time, one of the current independent directors of Sierra shall be appointed to serve as the Chair of the Combined Company’s board of directors. The identities of the individuals so appointed shall be reflected in the Amended Joint Proxy Statement/Prospectus (as defined below) to be provided to the Sierra Stockholders and MCC’s stockholders (the “MCC Stockholders”). The officers of Sierra, as the surviving company in the MCC Merger, shall be as designated and appointed by the Sierra Board prior to the MCC Merger Effective Time.

In connection with the MCC Stockholder Action, on July 29, 2019, MDLY, MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC Advisors LLC, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, entered into a Stipulation of Settlement (the “Settlement Agreement”). As described more fully below, the Settlement Agreement provides for, among other things, the defendant parties to the Settlement Agreement (other than MDLY) shall cause the contribution of $17 million in cash (the “Settlement Cash”) and shall contribute or cause the contribution of $30 million of Sierra Common Stock (the “Settlement Shares”), to a settlement fund that shall be formed immediately after, but on the same date as, the closing the MCC Merger (the “Settlement Fund”), which shall be distributed to eligible class members who hold such MCC Common Stock as of the closing of the MCC Merger (the “Eligible Class Members”).  In connection therewith, and pursuant to the Amended MCC Merger Agreement, at or prior to the closing of the MCC Merger and following the appointment of an escrow agent reasonably acceptable to each of Sierra and MCC (the “Escrow Agent”), MCC shall deposit with the Escrow Agent (solely for the benefit of the Eligible Class Members) the Settlement Cash, and Sierra shall issue and deliver to the Escrow Agent (solely for the benefit of the Eligible Class Members) the Settlement Shares. The Settlement Cash deposited by MCC with the Escrow Agent and the Settlement Shares issued by Sierra to the Escrow Agent shall be held in an escrow fund (the “Escrow Fund”). Pursuant to an escrow agreement to be entered into by and among MCC, Sierra and the Escrow Agent (the “Escrow Agreement”), the Escrow Agent will hold the Settlement Cash and the Settlement Shares in the Escrow Fund and will only release the same to the Settlement Fund upon receiving confirmation that both MCC and Sierra have made the necessary state filings to effectuate the MCC Merger. The Escrow Agent will release and return the Settlement Cash and the Settlement Shares to MCC and Sierra, respectively, in the event the MCC Merger does not close, in each case subject to the terms and conditions of the Escrow Agreement.

2

The Amended MCC Merger Agreement contains: (a) representations and warranties from MCC to Sierra, including representations and warranties relating to, among others: corporate organization, capitalization, corporate authority, absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, broker’s fees, absence of certain changes and events, legal proceedings, taxes and tax returns, compliance with applicable law, material contracts, matters relating to MCC’s investments and MCC’s ownership thereof, property, intellectual property, state takeover laws, the fairness opinion received by the MCC Special Committee, MCC’s information to be provided for inclusion in the Amended Joint Proxy Statement/Prospectus, insurance, environmental matters, and MCC’s knowledge regarding reorganization and approval matters; (b) representations and warranties from Sierra to MCC, including representations and warranties relating to, among others: corporate organization, capitalization, corporate authority, absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, broker’s fees, absence of certain changes and events, legal proceedings, taxes and tax returns, compliance with applicable law, material contracts, matters relating to Sierra’s investments and ownership thereof, property, intellectual property, state takeover laws, the fairness opinion received by the special committee of the Sierra Board (the “Sierra Special Committee”), Sierra’s information to be provided for inclusion in the Amended Joint Proxy Statement/Prospectus, insurance, environmental matters, and Sierra’s knowledge regarding reorganization and approval matters; (c) covenants of MCC, including to the effect that, until the MCC Merger is completed, MCC will, and will cause its subsidiaries to, conduct its business in the ordinary course, use commercially reasonable efforts to maintain and preserve intact MCC’s business organization and advantageous relationships, retain its key officers and employees, take no action that is intended to or would be reasonably expected to adversely affect or materially delay the ability of MCC to obtain any required governmental approvals or to perform its obligations under the Amended MCC Merger Agreement and to consummate the MCC Merger, and to forbear from taking certain material actions; (d) covenants of Sierra, including to the effect that, until the MCC Merger is completed, Sierra will, and will cause its subsidiaries to, conduct its business in the ordinary course, use commercially reasonable efforts to maintain and preserve intact Sierra’s business organization and advantageous relationships, retain its key officers and employees, and take no action that would be reasonably expected to adversely affect or materially delay the ability of Sierra to obtain any required governmental approvals or to perform its obligations under the Amended MCC Merger Agreement and to consummate the MCC Merger, and forbear from taking certain material actions; (e) mutual covenants to cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the MCC Merger, including, among others, (i) filing an amendment to the Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and filing an amendment to the proxy statement on Schedule 14A for MCC (collectively, the “Amended Joint Proxy Statement/Prospectus”), with the SEC and mailing of the Amended Joint Proxy Statement/Prospectus to solicit approval of the MCC Stockholders and the Sierra Stockholders for the MCC Merger and related matters; (ii) if applicable (and only to the extent the prior approval and/or expiration of the applicable waiting period is no longer valid), filing a notification and report form with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, amended (the “HSR Act”); and (iii) submitting an amendment to the application to the Staff of the Division of Investment Management of the SEC seeking an exemptive order from the SEC granting relief to: (A) Sierra, MCC, MDLY, and certain of their affiliates, pursuant to Sections 6(c) and 57(c) of the Investment Company Act, as amended (the “Investment Company Act”), granting exemptions from the provisions of Sections 12(d)(3), 57(a)(1) and 57(a)(2) of the Investment Company Act and under Section 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder; and (B) Sierra, pursuant to Sections 6(c) of the Investment Company Act, granting exemptions from the provisions of Sections 23(a), 23(b) and 63 of the Investment Company Act, pursuant to Section 61(a)(3)(B), pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, and pursuant to Section 23(c)(3) of the Investment Company Act granting an exemption from Section 23(c) (collectively, the “SEC Exemptive Relief”); and (f) certain other covenants, including but not limited to covenants regarding required regulatory approvals, access to information filing of required periodic reports, seeking approval of the Sierra Stockholders and the MCC Stockholders, limitations on the Sierra Board and the MCC Board changing their recommendation to their respective stockholders, listing of Sierra Common Stock on the New York Stock Exchange (the “NYSE”) and the Tel Aviv Stock Exchange, approval by the Court of Chancery of the Settlement Agreement, post-closing indemnification of officers and directors of MCC (including up to $5 million of additional coverage limits above the coverage limits in MCC’s directors’ and officers’ liability insurance policy in connection with the purchase of “tail” insurance, provided, that the aggregate premium of such additional coverage limits shall not exceed $1 million), taking steps necessary for existing indebtedness of MCC and Sierra to remain outstanding and/or be consolidated, if not previously terminated, the cessation of MCC’s dividend reinvestment plan as it relates to the issuance of MCC Common Stock, the continued suspension of Sierra’s stock repurchase program (other than with respect to shares purchased from Sierra Stockholders who have requested repurchases in connection with such stockholder’s death or disability), and certain other covenants relating to state takeover statutes, outstanding litigation, waivers of or amendments to the Amended MDLY Merger Agreement and repayment of amounts owed to MCC’s investment adviser as of the MCC Merger Effective Time.

3

As noted above, Sierra must deliver to the Escrow Agent copies of the filings made in the State of Delaware and the State of Maryland that are necessary to effectuate the MCC Merger before the Escrow Agent can transfer the Settlement Cash and the Settlement Shares in the Escrow Fund to the Settlement Fund.

Pursuant to the terms of the Amended MCC Merger Agreement, during the period (the “Go-Shop Period”) beginning on the date of the Amended MCC Merger Agreement and continuing until 12:01 a.m. on the 65th day after the date of the Amended MCC Merger Agreement or, if earlier, the 60th day after the later of (x) the date of the Amended MCC Merger Agreement or (y) the date on which an independent investment bank selected by the MCC Special Committee is retained by the MCC Special Committee to solicit strategic alternatives for MCC (the “No-Shop Period Start Date”): (A) MCC and its representatives shall have the right to directly or indirectly (i) solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Competing Proposal (as defined below) (or any inquiry, proposal or offer that could lead to a Competing Proposal), (ii) subject to the entry into, and in accordance with, an acceptable confidentiality agreement, the MCC Special Committee, in its discretion, may furnish to any person (and its representatives and financing sources subject to the terms and obligations of such acceptable confidentiality agreement applicable to such person) any non-public information relating to MCC or afford to any such person (and such representatives and financing sources) access to the business, properties, assets, books, records and other non-public information, and to any personnel, of MCC (provided that, subject to certain limits, MCC will provide to Sierra any information relating to MCC that was not previously provided or made available to Sierra prior to or concurrently with the time it is furnished to such person provided), in any such case with the intent to induce the making, submission and announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Competing Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Competing Proposal, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any persons (and their respective representatives, including potential financing sources) with respect to any Competing Proposal (or inquiries, proposals or offers or other efforts that could lead to a Competing Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Competing Proposals; and (B) the MCC Board shall have the right to make any “adverse recommendation change” by MCC regarding approval of the MCC Merger.

In addition, in the event Sierra receives a Competing Proposal during the Go-Shop Period, Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, the person making such Competing Proposal and its representatives and affiliates, without the Sierra Board being required to determine that (A) such Competing Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of Sierra under applicable law.

4

In each case, MCC’s and Sierra’s ability to engage in negotiations or substantive discussions with any third party is subject to certain procedural requirements set forth in the Amended MCC Merger Agreement. “Competing Proposal” is defined in the Amended MCC Merger Agreement as any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of twenty percent (20%) or more of any class of equity securities of MCC or Sierra, as applicable, or (ii) any one or more assets or businesses of MCC or its subsidiaries or Sierra or its subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or Sierra, as applicable, in each case other than the MCC Merger and the other transactions to occur at closing in accordance with the Amended MCC Merger Agreement. During the Go-Shop Period and ending on the No-Shop Period Start Date (or thereafter, for so long as the third party is an Excluded Party (as defined in the Amended MCC Merger Agreement), a Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of MCC or Sierra, as applicable (including by an assignment or novation of, or similar transaction involving, MCC’s investment advisory agreement or Sierra’s investment advisory agreement) (a “Manager Competing Proposal”). Commencing on the No-Shop Period Start Date, subject to certain exceptions, in no event shall a Manager Competing Proposal constitute a Competing Proposal. “Superior Proposal” is defined in the Amended MCC Merger Agreement as any bona fide written Competing Proposal made by a third party that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers to be appropriate, (1) is more favorable to the MCC Stockholders or the Sierra Stockholders, as applicable, from a financial point of view than the MCC Merger and the other transactions contemplated by the Amended MCC Merger Agreement (including any revisions to the terms of the Amended MCC Merger Agreement committed to by Sierra to MCC in writing in response to such Competing Proposal made to MCC or by MCC to Sierra in writing in response to such Competing Proposal made to Sierra under certain matching rights provided for in the case of a Competing Proposal other than a Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated hereby and in the best interests of the MCC Stockholders and the Sierra Stockholders, as applicable, in the case of Manager Competing Proposal. Commencing on the No-Shop Period Start Date, in no event shall a Manager Competing Proposal constitute a Superior Proposal unless (i) it is a Competing Proposal under subsections (a) or (b) of the definition of “Competing Proposal” and (ii) the MCC Special Committee or the Sierra Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers to be appropriate, such Competing Proposal satisfies the requirements of clause (1) above.

5

The obligations of the parties to complete the MCC Merger are subject to certain conditions, including: (a) the receipt of the approval of the Sierra Stockholders and the MCC Stockholders; (b) the Registration Statement on Form N-14 having been declared effective and no stop order suspending the effectiveness of the Registration Statement on Form N-14 shall have been issued or threatened; (c) the outstanding Sierra Common Stock, including Sierra Common Stock to be issued in the MCC Merger and in the MDLY Merger, and the Settlement Shares shall be authorized for listing on the NYSE, subject to official notice of issuance; (d) the SEC Exemptive Relief shall have been granted and be in full force and effect as of the closing date; (e) Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Sierra Common Stock in the MCC Merger; (f) no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MCC Merger or any of the other transactions contemplated by the Amended MCC Merger Agreement shall be in effect; (g) any waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated; (h) each of the conditions to closing under the Amended MDLY Merger Agreement shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated with the MCC Merger; (i) Sierra and MCC Advisors LLC shall have executed and delivered a new investment advisory agreement, to be effective as of the MCC Merger Effective Time, and such agreement shall have been approved by the Sierra Board and received requisite approval by the Sierra Stockholders, each in accordance with all applicable requirements of Section 15 of the Investment Company Act; (j) each of Sierra and MCC shall have executed termination agreements terminating their respective existing investment management agreements, effective as of the closing date; (k) Sierra or MCC, as the case may be, shall have obtained certain third party consents and approvals relating to joint venture arrangements; (l) certain consents relating private funds and managed accounts shall have been obtained by MDLY in connection with the Amended MDLY Merger Agreement; (m) the SEC shall have not rescinded its confirmation that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, be treated as a portfolio investment of the Combined Company and reflected in the Combined Company’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of the Combined Company; (n) there shall be no pending suit, action or proceeding by any governmental entity challenging the MCC Merger and related transactions or seeking to impose significant restrictions on the Combined Company; (o) the parties shall have received a legal opinion from Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties) regarding qualification of the MCC Merger as a reorganization within the meaning of Section 368(a) of the Code; (p) Seth Taube shall have resigned from the Sierra Board; and (q) the MCC Stockholder Action shall have been settled pursuant to the Settlement Agreement, the Settlement Agreement shall have been approved by the Court of Chancery following all necessary notices, submissions, certifications, preliminary orders, and hearings; and the judgment entered by the Court of Chancery finding the terms of the settlement reflected in the Settlement Agreement to be fair and reasonable, approving the Settlement Agreement as to the MCC Stockholder Action, providing for dismissal with prejudice of the MCC Stockholder Action and approving the release of all claims being released under or pursuant to the Settlement Agreement shall have become final and binding on the parties to the MCC Stockholder Action.

In addition to the foregoing mutual conditions to closing, (a) Sierra’s obligation to consummate the MCC Merger is further conditioned upon (i) the accuracy of the representations and warranties of MCC (subject to the interpretive standards set forth in the Amended MCC Merger Agreement), (ii) the performance by MCC, in all material respects, or obligation to deposit the Settlement Cash, in all respects, of its covenants and obligations under the Amended MCC Merger Agreement, (iii) MCC shall have delivered to Sierra fully executed copies of all consents and approvals required in order to keep MCC’s existing debt documents (and the amounts outstanding thereunder) in full force and effect in accordance with their terms as of the date of the Amended MCC Merger Agreement without any breach or violation thereof, and (iv) MCC shall have complied with its obligation to make a final dividend if necessary to comply with applicable tax law, and (b) MCC’s obligation to consummate the MCC Merger is further conditioned upon (i) the accuracy of the representations and warranties of Sierra (subject to the interpretive standards set forth in the Amended MCC Merger Agreement), (ii) the performance by Sierra, in all material respects (or, in the case of Sierra’s obligation to deposit Settlement Shares and not amend or waive the terms of the Amended MDLY Merger Agreement in a manner adverse to the MCC Stockholders, in all respects), of its covenants and obligations under the Amended MCC Merger Agreement, (iii) Sierra shall have suspended all share repurchase programs or offers to repurchase (other than with respect to shares purchased from Sierra Stockholders who have requested repurchases in connection with such stockholder’s death or disability) and (iv) Sierra shall (A) have taken all actions, and executed all documents, reasonably required of Sierra by MCC’s existing debt documents in order to keep the MCC debt documents in full force and effect in accordance with their terms as of the date of the Amended MCC Merger Agreement without any breach or violation thereof and to keep amounts outstanding thereunder immediately after the MCC Merger Effective Time; (B) entered into amended and restated loan documents to keep such amounts outstanding as of the MCC Merger Effective Time; and (C) Sierra shall have taken all actions, and executed all documents, reasonably required of Sierra in order to keep the indebtedness represented by Sierra’s debt documents outstanding and the Sierra debt documents in full force and effect in accordance with their terms as of the date of the Amended MCC Merger Agreement without any breach or violation thereof.

6

Sierra and MCC have the right to terminate the Amended MCC Merger Agreement under certain circumstances, including (subject to certain limitations set forth in the Amended MCC Merger Agreement): (a) by mutual written agreement of each party; or (b) by either Sierra or MCC if: (i) any governmental entity whose consent or approval is a condition to closing set forth in Section 8.1 of the Amended MCC Merger Agreement has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Amended MCC Merger Agreement; (ii) the MCC Merger has not closed on or prior to March 31, 2020; (iii) the requisite approval of the Sierra Stockholders or the MCC Stockholders is not obtained at the Sierra Stockholder Meeting or at the MCC Stockholder Meeting at which a vote on the MCC Merger and related transactions is taken; (iv) the Amended MDLY Merger Agreement is terminated; (v) there is a material breach of any covenant, agreement, representation or warranty by the other party that is not cured prior to the date of the closing of the MCC Merger, subject to the notice period set forth in the Amended MCC Merger Agreement; or (vi) at any time during the Go-Shop Period if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion that MCC or Sierra should pursue a strategic alternative that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Amended MCC Merger Agreement.

Sierra may also terminate the Amended MCC Merger Agreement in the event (i) the MCC Board has made an “adverse recommendation change” regarding approval of the MCC Merger and other matters to be voted on by the MCC Stockholders, (ii) the MCC Board shall have approved or authorized MCC or any of its subsidiaries to enter into an agreement with a third party relating to a merger or other acquisition transaction involving MCC, or (iii) MCC fails to include the MCC Board recommendation in favor of the MCC Merger and related matters in the Amended Joint Proxy Statement/Prospectus. Sierra may also terminate the Amended MCC Merger Agreement in the event that, in connection with the receipt by Sierra of a Superior Proposal from a third party, the Sierra Board desires to change its recommendation of the MCC Merger and related matters or desires to accept such Superior Proposal, in each case subject to certain procedural requirements set forth in the Amended MCC Merger Agreement.

MCC may also terminate the Amended MCC Merger Agreement if (i) the Sierra Board has made an “adverse recommendation change”regarding approval of the MCC Merger and other matters to be voted on by the Sierra Stockholders, (ii) the Sierra Board shall have approved or authorized Sierra or any of its subsidiaries to enter into an agreement with a third party relating to a merger or other acquisition transaction involving Sierra, or (iii) Sierra fails to include the Sierra Board recommendation in favor of the MCC Merger and related matters in the Amended Joint Proxy Statement/Prospectus. MCC may also terminate the Amended MCC Merger Agreement if, in connection with the receipt by MCC of a Superior Proposal from a third party, the MCC Board desires to change its recommendation of the MCC Merger and related matters or desires to accept such Superior Proposal, in each case subject to certain procedural requirements set forth in the Amended MCC Merger Agreement.

Under the Amended MCC Merger Agreement, either party may be obligated to pay the other party a termination fee of $6,000,000 in cash (the “MCC Merger Termination Fee”). Generally, those circumstances relate to a party’s right to terminate the Amended MCC Merger Agreement in connection with an “adverse recommendation change” by the Sierra Board or the MCC Board, as applicable, or the acceptance by Sierra or MCC, as applicable, of a Superior Proposal. In no event will a party have an obligation to pay a MCC Merger Termination Fee more than once. Notwithstanding the foregoing, the MCC Merger Termination Fee is $0 if the Amended MCC Merger Agreement is terminated on or after the No-Shop Period Start Date but prior to 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date by (i) MCC pursuant to in connection with MCC entering into a definitive agreement with an Excluded Party or in connection with an “adverse recommendation change” resulting from a Superior Proposal made by an Excluded Party; or (ii) by Sierra in connection with an “adverse recommendation change” resulting from a Superior Proposal made by an Excluded Party or the MCC Board’s approval or authorization of MCC to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement, or other similar agreement with respect to a Superior Proposal with an Excluded Party.

7

Settlement Agreement

On July 29, 2019, MCC entered into the Settlement Agreement by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY MCC Advisors LLC, Medley LLC and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour Capital Group LLC (“FrontFour Capital”) and FrontFour Master Fund, Ltd. (“FrontFour Master” together with FrontFour Capital, the “FrontFour Parties”), on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, in connection with the MCC Stockholder Action.

The Settlement Agreement provides for the settlement of all claims brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement Agreement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the Agreement and Plan of Merger between MCC and Sierra, dated as of August 9, 2018 (the “MCC Merger Agreement”), and (ii) the Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra, and Sierra Management, Inc. (the “MDLY Merger Agreement” together with the MCC Merger Agreement, the “Merger Agreements”), which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement described above. The Settlement Agreement also provides for, if the MCC Merger is consummated, the creation of the Settlement Fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma net asset value reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Settlement Agreement). Under the Settlement Agreement, MDLY also consented to certain amendments to the Merger Agreements that have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement.

The Settlement Agreement also provides for mutual releases between and among the FrontFour Parties and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement Agreement) in the litigation pending in the United States District Court for the Southern District of New York (the “Federal Action”), and the FrontFour Parties and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Settlement Agreement further provides that MCC and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Memorandum Opinion issued by the Court of Chancery on March 11, 2019, in connection with the MCC Stockholder Action.

The Settlement Agreement is subject to the approval of the Court of Chancery. A copy of the Settlement Agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein. The foregoing description of the Settlement Agreement is qualified in its entirety by reference to such exhibit.

Governance Agreement

On July 29, 2019, MCC entered into a Governance Agreement (the “Governance Agreement”) with FrontFour Capital, FrontFour Master, FrontFour Capital Corp. (“FrontFour Corp.”), FrontFour Opportunity Fund (the “Canadian Fund”), David A. Lorber, Stephen E. Loukas and Zachary R. George (collectively, “FrontFour”).

As previously disclosed on a Form 8-K filed with the SEC on April 17, 2019, the MCC Board had previously appointed David A. Lorber and Lowell W. Robinson (the “New Directors”) to the MCC Board on April 15, 2019. Pursuant to the terms of the Governance Agreement, FrontFour has acknowledged that Mr. Robinson shall, and Mr. Lorber has agreed to, (i) notify MCC if they cease to qualify as independent under certain independence standards, and (ii) comply with MCC’s policies and preserve the confidentiality of its confidential information, in the same manner as other independent directors on the MCC Board. If at any time during the Restricted Period (defined below), a New Director is unable or unwilling to serve as a director for any reason, then FrontFour, upon the terms and subject to the conditions set forth in the Governance Agreement, will be entitled to designate a replacement director.

8

FrontFour has agreed that until the earlier of the date on which (i) the MCC Merger Agreement has been duly and validly terminated in accordance with its terms or (ii) the date of MCC’s stockholder meeting, at which approval of the revised MCC Merger Agreement and the transactions contemplated thereby is sought, they shall (a) vote all securities of MCC over which they have the right to vote in favor of the adoption of, and the transactions contemplated by, the revised MCC Merger Agreement, including the MCC Merger contemplated thereby, (b) not transfer securities of MCC held by FrontFour (subject to certain exceptions), and (c) not tender any securities of MCC held by FrontFour in connection with any tender or exchange offer.

The Governance Agreement provides that, during the Restricted Period, FrontFour shall vote, subject to certain exceptions, all securities of MCC or Sierra (as the surviving company in the MCC Merger) (each, a “Standstill Party”), as the case may be, over which they have the right to vote (i) in favor of each director candidate nominated and recommended by the board of directors of a Standstill Party, and (ii) against any stockholder nominees for director which are not recommended by the board of directors of a Standstill Party. During the Restricted Period, with respect to any stockholder proposals or other business presented at any respective stockholder meeting of a Standstill Party or pursuant to any action by written consent, FrontFour shall vote in accordance with either (a) the recommendation of the board of the Standstill Party or (b) the recommendation of Institutional Shareholder Services Inc. (“ISS”).

Under the Governance Agreement, FrontFour has agreed, during the Restricted Period, to abide by certain customary “standstill” restrictions. Pursuant to the Governance Agreement, FrontFour has also agreed to support the Company’s undertakings (i) to obtain exemptive relief from the SEC sufficient to permit the consummation of (a) the MCC Merger and (b) the MDLY Merger, and (ii) to obtain the support of proxy advisory services (including ISS and Glass Lewis & Co.) for the Amended MCC Merger Agreement.

The Governance Agreement defines “Restricted Period” as the period commencing on the date of the Governance Agreement and ending on: (i) in the event that the MCC Merger Agreement is validly terminated in accordance with the terms thereof, the earlier of (a) January 1, 2020, or (b) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to MCC’s 2020 annual meeting of stockholders; and (ii) in the event that the MCC Merger is consummated, with respect to Sierra, the earlier of (x) January 1, 2020, or (y) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to Sierra’s 2020 annual meeting of stockholders.

The foregoing description of the Governance Agreement is qualified in its entirety by reference to the full text of the Governance Agreement, which is attached hereto as Exhibit 10.2 and is incorporated by reference herein.

***********

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the SEC and mail to its stockholders an amendment to the Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and MDLY intend to file with the SEC and mail to their respective stockholders an amendment to the proxy statement on Schedule 14A (the “Joint Proxy Statement/Prospectus” and, as amended, the “Amended Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders on or about December 21, 2018. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, OR ANY SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain the Joint Proxy Statement/Prospectus, the Amended Joint Proxy Statement/Prospectus (when available), and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website (www.sec.gov) and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and stockholders may also obtain free copies of the Joint Proxy Statement/Prospectus, the Amended Joint Proxy Statement/Prospectus (when available), and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

9

Participants in the Potential Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management and certain employees of Medley LLC may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “Sierra 2019 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on May 9, 2019 (the “MCC 2019 Proxy Statement”). Information regarding MDLY’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “MDLY 2019 Proxy Statement”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2019 Proxy Statement, the MCC 2019 Proxy Statement, and the MDLY 2019 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Amended Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC (including necessary exemptive relief to consummate the merger transactions), approval by the Court of Chancery of the Settlement Agreement, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof; (iii) the results of the go-shop process that will be conducted by MCC’s special committee; and (iv) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated); (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY; (iii) that projections with respect to distributions may prove to be incorrect; (iv) Sierra’s ability to invest its portfolio of cash in a timely manner following the closing of the proposed transactions; (v) the market performance of the combined portfolio; (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC Common Stock or MDLY’s common stock. There can be no assurance of the level of any distributions to be paid, if any, following consummation of the proposed transactions.

10

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus (as defined above) relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward-looking statements in this press release represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material.

Item 9.01	Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between Medley Capital Corporation and Sierra Income Corporation
10.1	Stipulation of Settlement, dated July 29, 2019
10.2	Governance Agreement, dated July 29, 2019

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 2, 2019	MEDLEY CAPITAL CORPORATION

	By:	/s/ Richard T. Allorto, Jr.
	Name:	Richard T. Allorto, Jr.
	Title:	Chief Financial Officer

12

Exhibit 2.1

EXECUTION COPY

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and between

MEDLEY CAPITAL CORPORATION

and

SIERRA INCOME CORPORATION

DATED AS OF JULY 29, 2019

TABLE OF CONTENTS

ARTICLE I DEFINED TERMS		3

1.1	Defined Terms	3

ARTICLE II THE MERGER		15

2.1	The Merger	15

2.2	Effective Time.	15

2.3	Effects of the Merger	15

2.4	Conversion of Stock.	16

2.5	Articles of Incorporation and Bylaws of the Surviving Company	16

2.6	Directors and Officers	17

2.7	Tax Consequences	17

ARTICLE III CLOSING; DELIVERY OF MERGER CONSIDERATION		17

3.1	Closing.	17

3.2	Exchange Agent	17

3.3	Deposit of Merger Consideration.	18

3.4	Delivery of Merger Consideration and Settlement Amount	18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MCC		21

4.1	Corporate Organization.	21

4.2	Capitalization	22

4.3	Authority; No Violation	23

4.4	Consents and Approvals	24

4.5	Reports; Regulatory Matters	24

4.6	Financial Statements	25

4.7	Broker’s Fees	27

4.8	Absence of Certain Changes or Events	27

4.9	Legal Proceedings	27

4.10	Taxes and Tax Returns	28

4.11	Compliance with Applicable Law	28

4.12	Certain Contracts	28

4.13	Investment Securities	29

4.14	Property	29

4.15	Intellectual Property	29

4.16	State Takeover Laws	29

4.17	Opinion.	30

i

4.18	MCC Information.	30

4.19	Insurance	30

4.20	Environmental Matters	30

4.21	Reorganization; Approvals	30

4.22	No Other Representations or Warranties	30

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SIC		31

5.1	Corporate Organization.	31

5.2	Capitalization	32

5.3	Authority; No Violation.	33

5.4	Consents and Approvals	33

5.5	Reports; Regulatory Matters	34

5.6	Financial Statements	35

5.7	Broker’s Fees	36

5.8	Absence of Certain Changes or Events	37

5.9	Legal Proceedings	37

5.10	Taxes and Tax Returns	37

5.11	Compliance with Applicable Law	38

5.12	Certain Contracts	38

5.13	Investment Securities	39

5.14	Property	39

5.15	Intellectual Property	39

5.16	State Takeover Laws	39

5.17	Opinion.	39

5.18	SIC Information.	39

5.19	Insurance	40

5.20	Environmental Matters	40

5.21	Reorganization; Approvals	40

5.22	No Other Representations or Warranties	40

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		41

6.1	Conduct of Businesses Prior to the Effective Time	41

6.2	MCC Forbearances	41

6.3	SIC Forbearances	43

ARTICLE VII ADDITIONAL AGREEMENTS		45

7.1	Regulatory and Other Matters	45

7.2	Access to Information.	47

7.3	MCC Stockholder Approval	48

7.4	SIC Stockholder Approval	49

7.5	Exchange Listing	49

7.6	Indemnification; Directors’ and Officers’ Insurance.	50

7.7	Additional Agreements	51

7.8	Advice of Changes	51

7.9	Exemption from Liability Under Section 16(b)	52

7.10	No Solicitation	52

7.11	Treatment of Outstanding Indebtedness	56

7.12	Takeover Statutes	56

7.13	Dividend Reinvestment Plan; Stock Repurchases	57

7.14	Stockholder Litigation.	57

7.15	Interaction with MDLY Merger Agreement.	57

7.16	Other Matters	57

ARTICLE VIII CONDITIONS PRECEDENT		57

8.1	Conditions to Each Party’s Obligation To Effect the Merger	57

8.2	Conditions to Obligations of SIC	59

8.3	Conditions to Obligations of MCC	60

8.4	Standard.	61

8.5	Frustration of Closing Conditions	61

ARTICLE IX TERMINATION AND AMENDMENT		61

9.1	Termination	61

9.2	Effect of Termination	63

9.3	Fees and Expenses	64

9.4	Termination Fee	64

9.5	Amendment	65

9.6	Extension; Waiver	65

ARTICLE X GENERAL PROVISIONS		65

10.1	Nonsurvival of Representations, Warranties and Agreements	65

10.2	Notices	65

10.3	Interpretation.	66

10.4	Counterparts	66

10.5	Entire Agreement	66

10.6	Governing Law; Jurisdiction.	67

10.7	PUBLICITY	67

10.8	Assignment; Third Party Beneficiaries	68

10.9	Remedies	68

10.10	WAIVER OF JURY TRIAL	69

10.11	Severability	69

Exhibit A	New Investment Advisory Agreement

Exhibit B	Amended and Restated Charter

Exhibit C	Amended and Restated Bylaws

Exhibit D	Charter Amendment

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of July 29, 2019 (this “Agreement”), by and between Medley Capital Corporation, a Delaware corporation (“MCC”), and Sierra Income Corporation, a Maryland corporation (“SIC”).

RECITALS:

WHEREAS, MCC and SIC previously entered into that certain Agreement and Plan of Merger dated as of August 9, 2018 (the “Original Merger Agreement”) pursuant to which it was contemplated that MCC would, on the terms and subject to the conditions set forth in the Original Merger Agreement, merge with and into SIC, with SIC as the surviving company in the merger;

WHEREAS, in connection with the consolidated actions pending in the Court of Chancery of the State of Delaware (the “Court of Chancery”) under caption of In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “MCC Stockholder Action”), on July 29, 2019, Medley Management Inc. (“MDLY”), MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC Advisors LLC, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, entered into a Stipulation of Settlement (the “Settlement Agreement”) providing for, among other things, the contribution by the defendant parties to the Settlement Agreement (other than MDLY) of $17 million in cash (the “Settlement Cash”) and $30 million of SIC stock, the number of shares of which is to be calculated using the pro forma net asset value reported in the proxy supplement disclosing the amendments to the Original Merger Agreement (the “Settlement Shares” and, together with the Settlement Cash, the “Settlement Amount”), to a settlement fund (the “Settlement Fund”), which shall be distributed to eligible members of the Class (as defined below) who hold stock as of the Closing (as defined below), after deductions sufficient to cover certain costs and expenses as set forth in the Settlement Agreement;

WHEREAS, on July 29, 2019, the parties to the MCC Stockholder Action entered into a Governance Agreement;

WHEREAS, following a merits trial, the Court of Chancery’s Memorandum Opinion for the MCC Stockholder Action, both as initially issued on March 11, 2019, and as revised on March 22, 2019, specifically held that the plaintiffs had not established any liability on the part of SIC as to the only claim asserted as to SIC in the MCC Stockholder Action, and that nothing in this Agreement is intended in any way to constitute an admission of any liability or wrongdoing on the part of SIC or the SIC Special Committee in connection with any process, procedures, or determinations concerning or leading to execution of either the Original Merger Agreement or any of the transactions contemplated thereby, and that nothing in this Agreement is intended in any way to transfer to SIC any liability imposed on any other party to the MCC Stockholder Action;

WHEREAS, the defendants in the MCC Stockholder Action deny any and all allegations of wrongdoing, fault, liability or damage alleged in the MCC Stockholder Action;

WHEREAS, in order to account for certain events occurring after the date of the Original Merger Agreement, and to reflect certain amendments to the terms of the merger contemplated by the Original Merger Agreement, MCC and SIC desire to amend and restate the Original Merger Agreement in its entirety;

WHEREAS, the board of directors of MCC (the “MCC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “MCC Special Committee”), has unanimously (i) determined that it is in the best interests of MCC and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the acquisition of MCC by SIC as contemplated by this Agreement in which MCC will, on the terms and subject to the conditions set forth in this Agreement, merge with and into SIC, with SIC as the surviving company in the merger (the “Merger” and SIC, in its capacity as the surviving company in the Merger, sometimes referred to herein as the “Surviving Company”), (ii) approved this Agreement and the execution, delivery and performance by the MCC of this Agreement, and (iii) resolved to recommend to the MCC stockholders that they adopt and approve this Agreement;

WHEREAS, the board of directors of SIC (the “SIC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “SIC Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, SIC and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of SIC for its adoption, and (iv) recommended that the stockholders of SIC approve the adoption of this Agreement;

WHEREAS, for federal income Tax purposes, it is the intent of the parties hereto that the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for such purposes;

WHEREAS, contemporaneously herewith, SIC, MDLY and Sierra Management Inc., a Delaware corporation (“Merger Sub”), are entering into an Amended and Restated Merger Agreement (the “MDLY Merger Agreement”) (which MDLY Merger Agreement amends and restates in its entirety that certain agreement and Plan of Merger by and among SIC, MDLY and Merger Sub dated as of August 9, 2018), pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger” and, together with the Merger, the “Medley Mergers”);

WHEREAS, the Medley Mergers are part of an integrated transaction designed to combine the BDC operations of SIC and MCC and internalize the investment management function relating to the operation of SIC, as the Surviving Company in the Merger;

WHEREAS, notwithstanding the foregoing (i) SIC, as the surviving company in the Merger, will enter into an investment management agreement with MCC Advisors LLC, on the terms set forth in the New Investment Advisory Agreement, and (ii) the MDLY Merger is not conditioned upon the occurrence of the Merger;

WHEREAS, Eversheds Sutherland, on behalf of the parties hereto and MDLY, has been in ongoing discussions with the Securities and Exchange Commission (“SEC”) concerning the exemptive application that has been filed with the SEC (File No. 812-14971) to request the SEC Exemptive Relief (as defined herein) permitting the parties to consummate the Merger and the MDLY Merger that would otherwise be prohibited by the Investment Company Act, and each of the parties hereto intend that the Merger not be consummated unless and until the SEC Exemptive Relief is granted to the relevant parties; and

WHEREAS, the SEC has confirmed that the equity of the surviving company in the MDLY Merger, following the MDLY Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of SIC; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINED TERMS

1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.10(d).

“Adverse Recommendation Change” has the meaning set forth in Section 7.10(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that in no event shall the term “Affiliate” include any portfolio company of SIC or MCC.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alpine Funding Loan Documents” means that certain Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as Administrative Agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as Portfolio Manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto.

“Amended and Restated Charter” has the meaning set forth in Section 2.5.

“Applicable Law” means, with respect to a specified Person, any federal, state, local, municipal, or foreign constitution, treaty, law (including the common law), statute, code, ordinance, rule, regulation, permit, approval, judgment, order, writ, decree or injunction applicable to the specified Person.

“Arbor Funding Debt Documents” means, collectively, (i) ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A., and (ii) Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.

“Articles of Merger” has the meaning set forth in Section 2.2.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).

“BDC” has the meaning set forth in Section 2(a)(48) of the Investment Company Act.

“Book-Entry Shares” means shares of MCC Common Stock in non-certificated form represented by book entry.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Certificate” has the meaning set forth in Section 2.4(d).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Charter Amendment” has the meaning set forth in Section 2.5.

“Claim” means any claim, action, suit, proceeding or investigation, whether civil, arbitral, criminal or administrative.

“Class” means any and all record holders and beneficial owners of MCC Common Stock at any time during the Settlement Class Period, together with their successors and assigns, but excluding Stipulating Defendants, their Immediate Family, SIC and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the Stipulating Defendants, members of their Immediate Families or SIC.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, as applicable, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement. In addition, during the Go-Shop Period and ending on the No-Shop Period Start Date (or thereafter, for so long as the Third Party is an Excluded Party), a Competing Proposal includes any inquiry, proposal or offer made by any Third Party to become the primary investment manager of MCC or SIC, as applicable (including by an assignment or novation of, or similar transaction involving, the MCC Investment Management Agreement or the SIC Investment Advisory Agreement) other than the Merger and the other transactions to occur at Closing in accordance with this Agreement (a “Manager Competing Proposal”). For the avoidance of doubt, after 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date, any Third Party which previously had been an Excluded Party will no longer be considered an Excluded Party and all further interactions between MCC and any such Third Party shall be subject to terms and conditions of this Agreement as if it is not an Excluded Party (including, without limitation, Section 7.10 hereof) and the Termination Fee under the first sentence of Section 9.4(a) shall be payable in connection with a termination of this Agreement pursuant to Section 9.1(f) or Section 9.1(g) and the second sentence of Section 9.4(a) shall not be applicable.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Delaware Courts” has the meaning set forth in Section 10.6.

“Delaware Secretary” has the meaning set forth in Section 2.2.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means the Antitrust Division of the United States Department of Justice.

“DTC” has the meaning set forth in Section 3.4(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” means, collectively, with respect to a specified Person, any and all environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature with respect to any real property owned by the specified Person or its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the specified Person or any of its Subsidiaries arising under any local, state or federal environmental, health or safety statute, regulation, ordinance, or other requirement of any Governmental Entity, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws.

“Escrow Agent” means an escrow agent reasonably acceptable to MCC and SIC to be appointed pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement reasonably acceptable to MCC and SIC to be entered into by and among MCC, SIC and the Escrow Agent prior to the Closing, providing for the Escrow Agent to (i) hold in escrow the Settlement Amount, (ii) not release the Settlement Amount until the Escrow Agent has received copies of the Certificate of Merger filed with the Delaware Secretary and the Articles of Merger filed with SDAT from SIC or any Stipulating Defendant, (iii) release and deliver the Settlement Amount into the Settlement Fund upon the Escrow Agent’s receipt of such copies, and (iv) release and return the Settlement Cash and the Settlement Shares to MCC and SIC, respectively, if the Escrow Agent has not received such copies by 11:59 p.m. (Eastern Time) on the 5th Business Day following its receipt of the Settlement Amount, in each case subject to the terms and conditions of the Escrow Agreement.

“Escrow Fund” has the meaning set forth in Section 3.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2.

“Exchange Agent Agreement” has the meaning set forth in Section 3.2.

“Exchange Fund” has the meaning set forth in Section 3.3.

“Exchange Ratio” means (i) if the Plaintiff Attorney Fees are less than or equal to $10,000,000, 0.68; (ii) if the Plaintiff Attorney Fees are equal to or greater than $15,000,000, 0.66; and (iii) if the Plaintiff Attorney Fees are greater than $10,000,000, but less than $15,000,000, then the Exchange Ratio shall be an amount between 0.68 and 0.66, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000. In the event the Plaintiff Attorney Fees have not been fully and finally determined prior to the Effective Time, then the Exchange Ratio shall be 0.66. By way of example, if the Plaintiff Attorney Fees are $12,000,000, then the Exchange Ratio shall be 0.672; if the Plaintiff Attorney Fees are $12,500,000, then the Exchange Ratio shall be 0.67; if the Plaintiff Attorney Fees are $14,000,000, then the Exchange Ratio shall be 0.664.

“Excluded MCC Shares” means, collectively, the shares of MCC Common Stock owned by (a) MCC, (b) SIC or (c) any wholly-owned Subsidiary of MCC or SIC.

“Excluded Party” means any Third Party from whom MCC or any of their respective representatives has received after the date hereof and prior to the No-Shop Period Start Date a written Competing Proposal (inclusive of any amendment or modification thereto, if delivered prior to the No-Shop Period Start Date) that the MCC Special Committee determines in good faith (such determination to be made no later than the No Shop Period Start Date), after consultation with outside legal counsel and its financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal; provided that any such Third Party shall cease to be an Excluded Party upon the earlier of (a) 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date and (b) such time as such Third Party finally withdraws its Competing Proposal(s); provided, further, that any amendment, supplement or modification to a Competing Proposal shall not constitute withdrawal of a Competing Proposal.

“Final MCC Dividend” has the meaning set forth in Section 3.4(c).

“Form N-14 Registration Statement” has the meaning set forth in Section 4.4(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Go-Shop Period” has the meaning set forth in Section 7.10.

“Governmental Entity” means any federal, state, provincial or local government or any court, administrative or regulatory agency or commission or other governmental or quasi- governmental authority, department, bureau, office, commission, organization, official or agency, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Immediate Family” means an individual’s spouse, parents, siblings, children, grandparents, grandchildren; the spouses of his or her parents, siblings and children; and the parents and siblings of his or her spouse, and includes step and adoptive relationships. In this paragraph, “spouse” shall mean a husband, a wife, or a partner in a state-recognized domestic partnership or civil union.

“Indebtedness” of any Person means (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, including earn-outs; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such Person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Parties” has the meaning set forth in Section 7.6(a).

“Intellectual Property Rights” means, collectively, all trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, software and other similar rights.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“Israeli Bond Documents” means that certain Deed of Trust, made and entered into on January 23, 2018, between MCC and Mishmeret Trust Company, Ltd., as such Deed of Trust will be amended pursuant to the terms of, and upon the effectiveness of, that certain Amendment to Deed of Trust, dated July 24, 2019 (the “Amendment”), among MCC, Medley Small Business Fund, LP, a wholly owned subsidiary of MCC, and Medley SLF Funding I LLC, a wholly owned subsidiary of MCC, on the one hand, and Mishmeret Trust Company, Ltd., on the other hand, including the Medley Small Business Fund Guaranty (as defined in the Amendment), the Medley SLF Guaranty (as defined in the Amendment), the Medley Small Business Fund Security Agreement (as defined in the Amendment), the Medley SLF Security Agreement (as defined in the Amendment), the custody control agreement to be entered by Medley Small Business Fund, LP, and the custody control agreement to be entered by Medley SLF Funding I LLC, each of which are required to be entered into in connection with the Amendment.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 4.4(a).

“Letter of Transmittal” has the meaning set forth in Section 3.4(a).

“Liens” means liens, pledges, mortgages, charges, Claims and security interests and similar encumbrances.

“Manager Competing Proposal” has the meaning set forth in the definition of “Competing Proposal”.

“Material Adverse Effect” means, with respect to SIC or MCC, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this subsection (a), the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to (i) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its Subsidiaries operate, (ii) changes, after the date hereof, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its Subsidiaries operate, (iii) actions or omissions taken with the prior written consent of the other party, (iv) changes, after the date hereof, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its Subsidiaries operate, (v) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, (vi) the public disclosure of this Agreement or the transactions contemplated hereby, (vii) any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of the such party) arising out of or related to this Agreement or any of the transactions contemplated hereby, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

“MCC” has the meaning set forth in the preamble to this Agreement.

“MCC Adverse Recommendation Change” has the meaning set forth in Section 7.3(b).

“MCC Board” has the meaning set forth in the Recitals to this Agreement.

“MCC Board Recommendation” has the meaning set forth in Section 4.3(a).

“MCC Bylaws” means the bylaws of MCC, as amended and/or restated through the date hereof.

“MCC Certificate” means the certificate of incorporation of MCC, as amended and/or restated through the date hereof.

“MCC Common Stock” means common stock, par value $0.001 per share, of MCC.

“MCC Contracts” has the meaning set forth in Section 4.3(b).

“MCC Debt Documents” means, collectively, (i) the MCC Note Documents; (ii) the Israeli Bond Documents; and (iii) the MCC SPV Deutsche Bank Facilities.

“MCC Disclosure Schedule” means that certain disclosure schedule delivered by MCC to SIC prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article IV of this Agreement or as an exception to one or more representations or warranties contained in Article IV of this Agreement, or to one or more of MCC’s covenants contained in this Agreement.

“MCC Investment Management Agreement” means that certain Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors LLC, dated January 19, 2014.

“MCC Material Contract” has the meaning set forth in Section 4.12(a).

“MCC Matters” means, collectively, (i) the Merger, and (ii) any other matters required to be approved or adopted by the stockholders of MCC in order to effect the Merger and the other transactions contemplated by this Agreement.

“MCC Note Documents” means, collectively, (i) the Indenture, dated February 7, 2012, between Medley Capital Corporation and U.S. Bank National Association; (ii) the Second Supplemental Indenture, dated March 18, 2013, between Medley Capital Corporation and U.S. Bank National Association; and (iii) Third Supplemental Indenture, dated December 17, 2015, between Medley Capital Corporation and U.S. Bank National Association.

“MCC Preferred Stock” means common stock, par value $0.001 per share, of MCC.

“MCC Regulatory Agreement” has the meaning set forth in Section 4.5(b).

“MCC Required Approvals” has the meaning set forth in Section 4.4(a).

“MCC SEC Reports” has the meaning set forth in Section 4.5(c).

“MCC Special Committee” has the meaning set forth in the Recitals to this Agreement.

“MCC SPV Deutsche Bank Facilities” means, collectively, (i) Loan and Servicing Agreement, dated August 4, 2015, by and between MCC JV SPV Funding I LLC, MCC Senior Loan Strategy JV I LLC, Lenders, Lender's Agent, Deutsche Bank and U.S. Bank National Association; (ii) First Amendment to Loan Agreement, dated March 31, 2016; (iii) Second Amendment to Loan Agreement, dated July 13, 2016; and (iv) Third Amendment to Loan Agreement, dated March 30, 2017.

“MCC Stockholder Action” has the meaning set forth in the preamble to this Agreement.

“MCC Stockholder Approval” has the meaning set forth in Section 4.3(a).

“MCC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“MCC Voting Debt” means bonds, debentures, notes or other Indebtedness of MCC having the right to vote on any matters on which stockholders of MCC may vote.

“MDLY” has the meaning set forth in the Recitals to this Agreement.

“MDLY Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.4(c).

“Merger Shares” has the meaning set forth in Section 2.4(c).

“MGCL” means the Maryland General Corporation Law.

“New Investment Advisory Agreement” means the investment advisory agreement between SIC and MCC Advisors LLC, to be effective as of the Effective Time, substantially in the form of Exhibit A attached hereto, with such changes as may be required to address regulatory or other concerns and as finally approved by the SIC Board and submitted to the stockholders of SIC for their approval.

“No-Shop Period Start Date” has the meaning set forth in Section 7.10.

“Notice of Adverse Recommendation” has the meaning set forth in Section 7.10(f).

“Notice of Superior Proposal” has the meaning set forth in Section 7.10(f).

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to a Person other than a natural person, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the certificate of formation or articles of organization and operating agreement of a limited liability company; (iii) the partnership agreement and any statement of partnership of a general partnership; (iv) the certificate of limited partnership and limited partnership agreement of a limited partnership; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person; (vi) any stockholder or similar agreement among holders of securities of an issuer; and (vii) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Permit” means any license, permit, variance, exemption, franchise, consent, approval, authorization, qualification, or order of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other statutory Liens securing payments not yet due and payable, (ii) Liens arising under MCC Debt Documents or SIC Debt Documents, as applicable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means a natural person, corporation, partnership, limited liability company, association, trust, joint venture, estate, sole proprietorship, unincorporated organization, other entity, organization, group (as defined in Section 13(d) of the Exchange Act), or any other business entity or any Governmental Entity, including a government or political subdivision or an agency or instrumentality thereof.

“Plaintiff Attorney Fees” means the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the MCC Stockholder Action, as fully and finally determined by the court in such proceeding.

“Required Approvals” has the meaning set forth in Section 5.4(a).

“Required SIC Stockholder Approval” means the items set forth in clauses (i) and (iii) of the defined term “SIC Stockholder Approval”.

“Sandler O’Neill” has the meaning set forth in Section 4.7.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SBA” means the United States Small Business Administration.

“SDAT” has the meaning set forth in Section 2.2.

“SEC” means the United States Securities and Exchange Commission.

“SEC Exemptive Relief” means exemptive orders granted by the SEC: (i) to SIC, MCC, MDLY, and certain of their affiliates, pursuant to Sections 6(c) and 57(c) of the Investment Company Act, granting exemptions from the provisions of Sections 12(d)(3), 57(a)(1) and 57(a)(2) of the Investment Company Act and under Section 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder; and (ii) to SIC pursuant to Sections 6(c) of the Investment Company Act, granting exemptions from the provisions of Sections 23(a), 23(b) and 63 of the Investment Company Act, pursuant to Section 61(a)(3)(B), pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, and pursuant to Section 23(c)(3) of the Investment Company Act granting an exemption from Section 23(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Agreement” has the meaning set forth in the Recitals to this Agreement.

“Settlement Amount” has the meaning set forth in the Recitals to this Agreement.

“Settlement Cash” has the meaning set forth in the Recitals to this Agreement.

“Settlement Class Period” means the period between and including August 9, 2018, and the later of the (i) the Closing, (ii) the consummation of any transaction based on a Superior Proposal, and (iii) the termination of this Agreement.

“Settlement Fund” has the meaning set forth in the Recitals to this Agreement.

“Settlement Shares” has the meaning set forth in the Recitals to this Agreement.

“SIC” has the meaning set forth in the preamble to this Agreement.

“SIC Adverse Recommendation Change” has the meaning set forth in Section 7.4(b).

“SIC Board” has the meaning set forth in the Recitals to this Agreement.

“SIC Board Recommendation” has the meaning set forth in Section 5.3(a).

“SIC Bylaws” has the meaning set forth in Section 2.5.

“SIC Charter” has the meaning set forth in Section 2.5.

“SIC Common Stock” means common stock, par value $0.001 per share, of SIC.

“SIC Contracts” has the meaning set forth in Section 5.3(b).

“SIC Debt Documents” means, collectively, (i) the SIC Revolving Loan Documents; (ii) the Alpine Funding Loan Documents; and (iii) the Arbor Funding Debt Documents.

“SIC Disclosure Schedule” means that certain disclosure schedule delivered by SIC to MCC prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article V of this Agreement or as an exception to one or more representations or warranties contained in Article V of this Agreement, or to one or more of SIC’s covenants contained in this Agreement.

“SIC Investment Advisory Agreement” means that certain Investment Advisory Agreement by and between SIC and SIC Advisors LLC, dated April 5, 2012.

“SIC Material Contract” has the meaning set forth in Section 5.12(a).

“SIC Matters” means (i) the Merger, (ii) the New Investment Advisory Agreement, (iii) the Amended and Restated Charter, (iv) the Charter Amendment and (v) any other matters required to be approved or adopted by the stockholders of SIC in order to effect the Merger, the related issuance of the Merger Shares and the Settlement Shares, and the other transactions contemplated by this Agreement.

“SIC Regulatory Agreement” has the meaning set forth in Section 5.5(b).

“SIC Required Approvals” has the meaning set forth in Section 5.4(a).

“SIC Revolving Loan Documents” means, collectively, (i) Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 12, 2016, among SIC, as Borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent; (ii) Amended and Restated Guarantee, Pledge and Security Agreement, dated December 4, 2013, among SIC, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent; and (iii) Deposit Account Control Agreement, dated as of September 7, 2016, among SIC, ING Capital LLC, as Collateral Agent, and Customers Bank, as Depository Institution.

“SIC SEC Reports” has the meaning set forth in Section 5.5(c).

“SIC Special Committee” has the meaning set forth in the Recitals to this Agreement.

“SIC Stockholder Approval” has the meaning set forth in Section 5.3(a).

“SIC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“SIC Voting Debt” means bonds, debentures, notes or other Indebtedness of SIC having the right to vote on any matters on which stockholders of SIC may vote.

“SRO” has the meaning set forth in Section 4.4(a).

“Stipulating Defendants” means Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC, MCC Advisors LLC, Medley Group LLC, and Medley LLC.

“Subsidiary”, when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Special Committee or the SIC Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Special Committee or SIC Special Committee, as applicable, considers in its discretion to be appropriate, (1) is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f)) in the case of a Competing Proposal other than a Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated hereby and in the best interests of the stockholders of MCC or SIC, as applicable, in the case of Manager Competing Proposal. For the avoidance of doubt, in no event shall any inquiry, proposal or offer made by any Third Party that is not an Excluded Party on or after the No-Shop Period Start Date to become the primary investment manager of MCC or SIC (including by an assignment or novation of, or similar transaction involving, the MCC Investment Management Agreement or the SIC Investment Advisory Agreement) constitute a Superior Proposal unless (i) it is a Competing Proposal under subsections (a) or (b) of the definition of Competing Proposal and (ii) the MCC Special Committee or SIC Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such Competing Proposal relative to the Merger and such other factors as the MCC Special Committee or SIC Special Committee, as applicable, considers to be appropriate, such Competing Proposal satisfies the requirements of clause (1) above.

“Surviving Company” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statutes” has the meaning set forth in Section 4.16.

“Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

“Tax Return” means, with respect to a Person, a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Person or any of its Subsidiaries.

“Termination Fee” has the meaning set forth in Section 9.4(a).

“Third Party” means a third party Person (or group of Persons) that is not an Affiliate of MCC or SIC.

ARTICLE II

THE MERGER

2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the MGCL, at the Effective Time, MCC shall merge with and into SIC and the separate corporate existence of MCC shall cease. SIC shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Maryland.

2.2 Effective Time. Contemporaneously with the Closing, SIC shall file or cause to be filed (a) a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), and (b) articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”). The Merger shall become effective at the time (the “Effective Time”) set forth in the Certificate of Merger and Articles of Merger.

2.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the DGCL and the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges and powers of MCC and SIC shall be vested in SIC as the Surviving Company, and all debts, liabilities and duties of MCC shall become the debts, liabilities and duties of SIC as the Surviving Company.

2.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SIC, MCC or the holder of any of the following securities:

(a) each share of SIC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger;

(b) each Excluded MCC Share issued and outstanding or held in treasury by MCC shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

(c) subject to Section 2.4(e), at the Effective Time and subject to deduction for any required withholding Tax, each share of MCC Common Stock other than the Excluded MCC Shares shall be converted into the right to receive the number of shares of SIC Common Stock calculated pursuant to the Exchange Ratio. The aggregate shares of SIC Common Stock to be issued in accordance with Section 2.4(c) (the “Merger Shares”), together with any cash to be paid in lieu of fractional shares in accordance with Section 3.4(h), shall be referred to collectively as the “Merger Consideration”;

(d) any shares of MCC Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall, upon such conversion, no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of MCC Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of MCC Common Stock represented by such Certificate have been converted pursuant to this Section 2.4 and Section 3.4(g), as well as any dividends to which former holders of shares of MCC Common Stock become entitled in accordance with Article III; and

(e) if, between the date of this Agreement and the Effective Time, the outstanding shares of SIC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of SIC Common Stock, sales of SIC equity-linked securities, and issuance of SIC Common Stock pursuant to SIC’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by SIC, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

2.5 Articles of Incorporation and Bylaws of the Surviving Company.

(a) The amended and restated charter of SIC (the “SIC Charter”) has been approved by the SIC Board in the form attached hereto as Exhibit B (the “Amended and Restated Charter”) as further amended by that certain Amendment in the form attached hereto as Exhibit D (the “Charter Amendment”). The Amended and Restated Charter and Charter Amendment shall be submitted to the stockholders of SIC for their approval at the SIC Stockholder Meeting and, if approved, shall collectively become the charter of SIC, as the Surviving Company, as of the Effective Time and shall remain the charter of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of Amended and Restated Charter. Notwithstanding the foregoing, in the event that SIC does not obtain the requisite approval of the Charter Amendment, the Amended and Restated Charter shall become the charter of SIC, as the Surviving Company, as of the Effective Time and shall remain the charter of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of Amended and Restated Charter.

(b) At the Effective Time, the bylaws of SIC (the “SIC Bylaws”) shall be amended and restated in the manner set forth on Exhibit C hereto (the “Amended and Restated Bylaws”), and such amended and restated bylaws shall remain the bylaws of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of such bylaws.

2.6 Directors and Officers. Promptly following the date hereof, SIC shall take such actions as may be required by the SIC Charter and SIC Bylaws in order to appoint the individuals to serve as directors of the Surviving Company, effective as of the Effective Time, which individuals shall consist of the current independent directors of SIC, one interested director of SIC, one independent director of MCC who will be selected by the independent directors of SIC and, if the independent directors of SIC elect in their sole discretion, an additional independent director who will be selected by the independent directors of SIC. Each of SIC and MCC shall include the identities of such directors in the Joint Proxy Statement/Prospectus to be provided to SIC and MCC stockholders. Upon being duly elected, such directors shall serve from and after the Effective Time until their respective successors shall have been duly elected, appointed or qualified or until their respective earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Company. In addition, effective as of the Effective Time, one of the current independent directors of SIC shall be appointed to serve as Chairman of the Board. The officers of the Surviving Company as of the Effective Time shall be as designated by the SIC Board and, prior to the Effective Time, the SIC Board shall take such actions as may be necessary to appoint such individuals as the officers of the Surviving Company, effective as of the Effective Time.

2.7 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for such purposes.

ARTICLE III

CLOSING; DELIVERY OF MERGER CONSIDERATION

3.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

3.2 Exchange Agent. Prior to the Effective Time, SIC shall appoint a bank or trust company, or SIC’s transfer agent, in each case reasonably acceptable to MCC, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

3.3 Deposit of Merger Consideration; Payment of Settlement Amount.

(a) At or prior to the Effective Time, (i) SIC shall (x) authorize the Exchange Agent to issue an aggregate number of shares of SIC Common Stock equal to the aggregate Merger Shares and (y) deposit, or cause to be deposited, with the Exchange Agent sufficient cash to make the payments to holders of shares of MCC Common Stock described in Section 3.4(g) (collectively, the “Exchange Fund”), and (ii) following the appointment of the Escrow Agent pursuant to Section 3.3(b), MCC shall deposit, or cause to be deposited, with the Escrow Agent (solely in the name and on behalf of and for the account and benefit of the eligible members of the Class) the Settlement Cash. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by SIC; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of MCC Common Stock pursuant to Article II or Article III of this Agreement. Any interest or other income resulting from such investments shall be the sole property of SIC.

(b) At or prior to the Effective Time, MCC and SIC shall appoint the Escrow Agent pursuant to the Escrow Agreement and SIC shall issue and deliver to the Escrow Agent (solely in the name and on behalf of and for the account and benefit of the eligible members of the Class) the Settlement Shares (together with the Settlement Cash deposited by MCC pursuant to Section 3.3(a)(ii) with the Escrow Agent, in each case for delivery and payment on behalf of SIC and MCC to the Settlement Fund for the benefit of eligible members of the Class, the “Escrow Fund”) to be held in escrow and released with the Settlement Cash into the Settlement Fund immediately after the Closing (but on the Closing Date) pursuant to the terms and conditions of the Escrow Agreement.

3.4 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate(s) which immediately prior to the Effective Time represented outstanding shares of MCC Common Stock (other than Excluded MCC Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon delivery of such Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering such Certificate(s) in exchange for the Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Article II and this Article III; provided, however, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive as a result of the Merger. In lieu thereof, each holder of record of one or more Book- Entry Shares (other than Excluded MCC Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and SIC shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration such holder is entitled to receive as a result of the Merger, and the Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares. Prior to the Effective Time, the parties shall reasonably cooperate to establish procedures with the Exchange Agent and The Depository Trust Company (“DTC”) designed to provide that the Exchange Agent will transmit to DTC or its nominee, on the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominee in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by SIC, MCC, the Exchange Agent and DTC, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of shares of MCC Common Stock (other than Excluded MCC Shares) will be entitled to receive promptly after the Effective Time the Merger Consideration in respect of the shares of MCC Common Stock represented by its Certificate or Certificates, as well as any dividends payable with respect to such shares of MCC Common Stock at the time of surrender, and any dividends with respect to shares of SIC Common Stock to which such holder is entitled. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, Article II or this Article III.

(c) Prior to the Closing Date, in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC's short taxable year ending on the Closing Date, MCC shall declare a dividend, payable in cash or MCC Common Stock or a combination thereof (the “Final MCC Dividend”), to holders of shares of MCC Common Stock. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC's taxable year ending on the Closing Date, shall result in MCC distributing to MCC's stockholders all of MCC's undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC's net capital gain (as defined in Section 1221(11) of the Code) for MCC's taxable year ending on the Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it shall notify SIC at least ten (10) days prior to MCC Stockholder Meeting.

(d) No dividends or other distributions declared with respect to SIC Common Stock to stockholders of record on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SIC Common Stock to which the holder of such Certificate is entitled upon exchange thereof in accordance with Article II and this Article III, in each case unless and until the holder thereof shall surrender such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of SIC Common Stock represented by such Certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of SIC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

(e) If any Merger Consideration is to be issued or paid in a name other than that in which a Certificate formerly representing MCC Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such Merger Consideration that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of SIC that the Tax has been paid or is not applicable.

(f) The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, SIC) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of SIC Common Stock otherwise payable pursuant to this Agreement to any holder of shares of MCC Common Stock such amounts as the Exchange Agent or SIC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SIC, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of MCC Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SIC, as the case may be.

(g) After the Effective Time, there shall be no transfers on the stock transfer books of MCC of the shares of MCC Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of MCC Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares of MCC Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration payable and issuable in respect of such Certificates, together with any dividends and distributions to which such holder is entitled in accordance with this Article III.

(h) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of SIC Common Stock shall be issued upon the surrender of Certificates for exchange or presentation of Book-Entry Shares for transfer, no dividend or distribution with respect to SIC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SIC. In lieu of the issuance of any such fractional share, SIC shall pay to each former stockholder of MCC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined net asset value per share by (ii) the fraction of a share (after taking into account all shares of MCC Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of SIC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.4.

(i) Any portion of the Exchange Fund that remains unclaimed by the stockholders of MCC as of the first anniversary of the Effective Time may be paid to SIC. In such event, any former stockholders of MCC who have not theretofore complied with this Article III shall thereafter look only to SIC with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions in respect of each share of SIC Common Stock such stockholder is entitled to, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SIC, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of MCC Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(j) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by SIC or the Exchange Agent, the posting by such Person of a bond in such amount as SIC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MCC

Except as disclosed in (i) MCC SEC Reports (as defined in Section 4.5(c) below) filed prior to the date of this Agreement, or (ii) MCC Disclosure Schedule, MCC hereby represents and warrants to SIC as follows:

4.1 Corporate Organization.

(a) MCC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. MCC has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MCC.

(b) True, complete and correct copies of the MCC Certificate and MCC Bylaws have previously been made available to SIC. MCC is not in violation of the MCC Certificate or the MCC Bylaws.

(c) Except as set forth in Section 4.1(c) of MCC Disclosure Schedule, MCC has no Subsidiaries or other equity interest in any other Person. Each of the Subsidiaries of MCC (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite limited partnership or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MCC. True, complete and correct copies of the Organizational Documents of each Subsidiary of MCC have previously been made available to SIC. No Subsidiary of MCC is in violation of its Organizational Documents.

4.2 Capitalization.

(a) The authorized capital stock of MCC consists of 200,000,000 shares, consisting of one hundred million (100,000,000) shares of MCC Common Stock of which, as of the date of this Agreement, 54,474,211 shares were issued and outstanding, and one hundred million (100,000,000) shares of MCC Preferred Stock of which, as of the date of this Agreement, no shares were issued and outstanding. All of the issued and outstanding shares of MCC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, free of any Liens, and are not subject to any preemptive rights, whether arising under the laws of the State of Delaware or the State of Maryland or the MCC Certificate, MCC Bylaws or any MCC Contract, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no MCC Voting Debt is issued or outstanding. As of the date of this Agreement, MCC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of MCC Common Stock, MCC Preferred Stock, MCC Voting Debt or any other equity securities of MCC or any securities representing the right to purchase or otherwise receive any shares of MCC Common Stock, MCC Preferred Stock, MCC Voting Debt or other equity securities of MCC. As of the date of this Agreement, there are no contractual obligations of MCC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of MCC or any equity security of MCC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MCC or its Subsidiaries or (B) pursuant to which MCC or any of its Subsidiaries is or could be required to register shares of MCC capital stock or other securities under the Securities Act.

(b) Except as set forth in Section 4.2(b) of MCC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MCC are owned, directly or indirectly, by MCC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of MCC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Except for amounts outstanding under MCC Debt Documents, neither MCC nor any of its Subsidiaries has any Indebtedness for borrowed money.

4.3 Authority; No Violation.

(a) MCC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the MCC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by MCC Board. The MCC Board has approved and declared advisable the Merger and this Agreement and determined that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of MCC and its stockholders, has approved the MCC Matters and has directed that the MCC Matters be submitted to MCC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of MCC Board that the stockholders approve and adopt MCC Matters (the “MCC Board Recommendation”) and has adopted a resolution to the foregoing effect and to include such recommendation in the Joint Proxy Statement/Prospectus. Except for the approval and adoption of MCC Matters by the affirmative vote of the holders of a majority of the outstanding shares of MCC Common Stock (the “MCC Stockholder Approval”) at the MCC Stockholder Meeting, no other corporate proceedings on the part of MCC are necessary to approve the Merger, this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MCC and (assuming due authorization, execution and delivery by SIC) constitutes the valid and binding obligation of MCC, enforceable against MCC in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by MCC nor the consummation by MCC of the transactions contemplated hereby, nor compliance by MCC with any of the terms or provisions of this Agreement, will (i) violate any provision of MCC Certificate or MCC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to MCC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MCC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which MCC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “MCC Contracts”).

4.4 Consents and Approvals.

(a) Except for (i) the filing with the SEC of a joint proxy statement in definitive form, or an amendment to the joint proxy statement previously delivered to shareholders of MCC and SIC (such proxy statement, whether new or an amendment to the existing proxy statement, the “Joint Proxy Statement/Prospectus”) relating to the special meeting of MCC’s stockholders to be held in order to obtain MCC Stockholder Approval (the “MCC Stockholder Meeting”) and the special meeting of SIC’s stockholders to be held to vote on the SIC Matters (the “SIC Stockholder Meeting”) and of a registration statement on Form N- 14, or an amendment to the registration statement on Form N-14 previously filed with the SEC (such registration statement, whether new or amended, the “Form N-14 Registration Statement”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form N-14 Registration Statement by the SEC, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Articles of Merger with SDAT, (iii) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE, or any other applicable self-regulatory organization (“SRO”), (iv) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vi) receipt of the SEC Exemptive Relief, or (vii) as set forth on Section 4.4(a) of MCC Disclosure Schedule (the foregoing (i) through (vii) referred to collectively as the “MCC Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by MCC of this Agreement or the consummation by MCC of the Merger and the other transactions contemplated by this Agreement.

(b) Except for (i) receipt of MCC Stockholder Approval, (ii) receipt of the relevant consents or releases, or the taking of other actions, under MCC Debt Documents, (iii) receipt of the relevant consents or releases, or the taking of other actions, under MCC Contracts set forth in Section 4.4(b) of MCC Disclosure Schedule, and (iv) matters covered in the immediately preceding Section 4.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by MCC of this Agreement or the consummation by MCC of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports; Regulatory Matters.

(a) MCC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC, (ii) the NYSE, and (iii) any other applicable SRO or Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of MCC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of MCC, investigation into the business, disclosures or operations of MCC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of MCC, investigation into the business, disclosures or operations of MCC or any of its Subsidiaries. There is no unresolved, or, to MCC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of MCC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of MCC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in MCC’s ordinary course of business). MCC has made available to SIC all correspondence between MCC or any of its Subsidiaries and the SEC, the NYSE and any other SRO or Governmental Entity since December 31, 2014.

(b) Neither MCC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business (or to MCC’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of SIC or any of its Subsidiaries), or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “MCC Regulatory Agreement”), nor has MCC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such MCC Regulatory Agreement.

(c) MCC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) required to be filed with or furnished to the SEC by MCC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “MCC SEC Reports”) and (ii) communication mailed by MCC to its stockholders since December 31, 2014. No such MCC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and the dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in an MCC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all MCC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of MCC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any MCC SEC Report and, as of the date of this Agreement, to the knowledge of MCC, no MCC SEC Report is subject to any ongoing review by the SEC.

4.6 Financial Statements.

(a) The consolidated financial statements of MCC and its Subsidiaries included in MCC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MCC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of MCC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) Neither MCC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MCC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c) MCC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of MCC and its Subsidiaries are being made only in accordance with authorizations of MCC management and the MCC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MCC and each of MCC’s Subsidiaries’ assets that could have a material effect on MCC’s consolidated financial statements. MCC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to MCC’s auditors and the audit committee of the MCC Board and in Section 4.6(c) of MCC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of MCC’s internal control over financial reporting that is reasonably likely to adversely affect MCC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves MCC management or other employees of MCC or any MCC Subsidiary who have a significant role in MCC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d) MCC’s “disclosure controls and procedures” (as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by MCC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to MCC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of MCC required under the Exchange Act with respect to such reports. MCC’s management has completed an assessment of the effectiveness of MCC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable MCC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Since December 31, 2014, MCC and its principal executive officer and principal financial officer have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The principal executive officer and the principal financial officer of MCC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each MCC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made . For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

4.7 Broker’s Fees. Except for the fees of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) and the independent investment bank contemplated by clause (y) of the first paragraph of Section 7.10, none of MCC, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of MCC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of MCC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.2, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MCC.

4.9 Legal Proceedings.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, neither MCC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MCC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against MCC or any of its Subsidiaries or to which any of their assets are subject.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon MCC, any of its Subsidiaries or the assets of MCC or any of its Subsidiaries.

4.10 Taxes and Tax Returns.

(a) Each of MCC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon MCC or any Subsidiary for which MCC does not have reserves that are adequate under GAAP. Neither MCC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MCC and its Subsidiaries as described in MCC Disclosure Schedule).

(b) Effective for the year ending September 30, 2011, MCC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. MCC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, MCC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code, and will either (i) satisfy such distribution requirements for its current taxable year ending on the Closing Date or (ii) make a Final MCC Dividend declaration as set forth in Section 3.4(c).

(c) MCC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d) There are no Liens for Taxes upon the assets of MCC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e) Neither MCC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

4.11 Compliance with Applicable Law. MCC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, noncompliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MCC.

4.12 Certain Contracts.

(a) Except as set forth in Section 4.12(a) of MCC Disclosure Schedule or as expressly contemplated by this Agreement, neither MCC nor any of its Subsidiaries is a party to or bound by any MCC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in MCC SEC Reports filed prior to the date hereof (each such MCC Contract, a “MCC Material Contract”).

(b) Except as set forth in Section 4.12 of MCC Disclosure Schedule, (i) each MCC Material Contract is valid and binding on MCC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) MCC and each of its Subsidiaries and, to MCC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each MCC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of MCC or any of its Subsidiaries or, to MCC’s knowledge, any other party thereto under any such MCC Material Contract. Except as set forth in Section 4.12 of MCC Disclosure Schedule, there are no disputes pending or, to MCC’s knowledge, threatened with respect to any MCC Material Contract.

4.13 Investment Securities. Each of MCC and its Subsidiaries has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with MCC Debt Documents, (c) to the extent arising under the requirements of the SBA, (d) for restrictions on transferability arising under federal or state securities laws or (e) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

4.14 Property. MCC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 4.13 above) reflected in the latest audited balance sheet included in such MCC SEC Reports as being owned by MCC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MCC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MCC’s knowledge, the lessor.

4.15 Intellectual Property. MCC owns or possesses sufficient rights to use all Intellectual Property Rights used in the conduct of its business as now conducted, all of which shall remain in effect following the Closing, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on MCC; and the expected expiration or termination of any of such Intellectual Property Rights would not result in a Material Adverse Effect on MCC.

4.16 State Takeover Laws. MCC Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

4.17 Opinion. The Special Committee of the MCC Board has received the opinion of Sandler O’Neill, to the effect that, as of the date of such opinion and subject to certain assumptions, limitations, qualifications and other matters, the per share merger consideration calculated pursuant to the Exchange Ratio set forth in this Agreement, taken together with the per share payment of the Settlement Amount, is fair, from a financial point of view, to the holders of shares of MCC Common Stock (other than SIC, MDLY and their respective Affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the distribution of the Settlement Amount); it being agreed that SIC is not entitled to rely upon such opinion.

4.18 MCC Information. The information relating to MCC and its Subsidiaries that is provided by MCC or its representatives for inclusion in the Form N-14 Registration Statement and/or Joint Proxy Statement/Prospectus, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus as it relates to MCC and its Subsidiaries and other portions within the reasonable control of MCC and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.19 Insurance. MCC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which MCC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on MCC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

4.20 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against MCC or any of its Subsidiaries. Neither MCC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

4.21 Reorganization; Approvals. As of the date of this Agreement, MCC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and any closing certificate delivered to SIC, neither MCC nor any other Person on behalf of MCC makes any express or implied representation or warranty with respect to MCC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to SIC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither MCC nor any other Person will have or be subject to any claim, liability or indemnification obligation to SIC or any other Person resulting from the distribution or failure to distribute to SIC, or SIC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to SIC in the electronic data room maintained by MCC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SIC

Except as disclosed in (i) the SIC SEC Reports (as defined in Section 5.5(c) below) filed prior to the date of this Agreement, or (ii) the SIC Disclosure Schedule, SIC hereby represents and warrants to MCC as follows:

5.1 Corporate Organization.

(a) SIC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. SIC has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b) True, complete and correct copies of the SIC Charter and the SIC Bylaws have previously been made available to MCC. SIC is not in violation of the SIC Charter or the SIC Bylaws.

(c) Except as set forth in Section 5.1(c) of the SIC Disclosure Schedule, SIC has no Subsidiaries or other equity interest in any other Person. Each of SIC’s Subsidiaries (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC. True, complete and correct copies of the Organizational Documents of each Subsidiary of SIC have previously been made available to MCC. No Subsidiary of SIC is in violation of its Organizational Documents.

5.2 Capitalization.

(a) The authorized capital stock of SIC consists of 250,000,000 shares of SIC Common Stock of which, as of the date of this Agreement, 100,462,586 shares were issued and outstanding. As of the date of this Agreement, no shares of SIC Common Stock were reserved for issuance. All of the issued and outstanding shares of SIC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no SIC Voting Debt is issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, SIC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of SIC Common Stock, SIC Voting Debt or any other equity securities of SIC or any securities representing the right to purchase or otherwise receive any shares of SIC Common Stock, SIC Voting Debt or other equity securities of SIC. As of the date of this Agreement, except pursuant to this Agreement, there are no contractual obligations of SIC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of SIC or any equity security of SIC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of SIC or its Subsidiaries or (B) pursuant to which SIC or any of its Subsidiaries is or could be required to register shares of SIC capital stock or other securities under the Securities Act.

(b) Except as set forth in Section 5.2(b) of the SIC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SIC are owned, directly or indirectly, by SIC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of SIC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) The Merger Shares and the Settlement Shares, when issued in compliance with the provisions of this Agreement and the Form N-14 Registration Statement, will be validly issued and will be fully paid and nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Maryland or the SIC Charter or the SIC Bylaws, as amended or restated, or any SIC Contract.

(d) Except for amounts outstanding under the SIC Debt Documents, neither SIC nor any of its Subsidiaries has any Indebtedness for borrowed money.

5.3 Authority; No Violation.

(a) SIC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the SIC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the SIC Board. The SIC Board has determined that the Merger, this Agreement, the issuance of the Merger Shares and the other transactions contemplated by this Agreement are advisable and in the best interests of SIC and its stockholders, has approved the SIC Matters and has directed that the SIC Matters be submitted to the SIC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of the SIC Board that the stockholders approve and adopt the SIC Matters (the “SIC Board Recommendation”) and has adopted a resolution to the foregoing effect. Except for the approval and adoption of the SIC Matters (i) with respect to the Merger and the Amended and Restated Charter, by the affirmative vote of the holders of a majority of the outstanding shares of SIC Common Stock, (ii) with respect to the Charter Amendment by the affirmative vote of the holders of at least two-thirds (2/3s) of the outstanding shares of SIC Common Stock, and (iii) with respect to the approval of the New Investment Advisory Agreement, the affirmative vote of the holders of the lesser of (A) 67% or more of the shares present (either in person or by proxy) at the SIC Stockholder Meeting and entitled to vote thereat and (B) a majority of the outstanding shares of SIC Common Stock at the SIC Stockholder Meeting (collectively, the foregoing (i), (ii) and (iii), the “SIC Stockholder Approval”), no other corporate proceedings on the part of SIC are necessary to approve the Merger, this Agreement, the issuance of the Merger Shares and the Settlement Shares or the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SIC and (assuming due authorization, execution and delivery by MCC) constitutes the valid and binding obligation of SIC, enforceable against SIC in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by SIC nor the consummation by SIC of the transactions contemplated hereby, nor compliance by SIC with any of the terms or provisions of this Agreement, will (i) violate any provision of the SIC Charter or SIC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to SIC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SIC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which SIC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “SIC Contracts”).

5.4 Consents and Approvals.

(a) Except for (i) the filing with the SEC of the Form N-14 Registration Statement, and declaration of effectiveness thereof by the SEC, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Articles of Merger with SDAT, (iii) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE or any SRO, (iv) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vi) compliance with the Investment Company Act and the rules and regulations promulgated thereunder, (vii) the SEC Exemptive Relief and (viii) as set forth on Section 5.4(a) of the SIC Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “SIC Required Approvals” and together with the MCC Required Approvals, the “Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by SIC of this Agreement or the consummation by SIC of the Merger and the other transactions contemplated by this Agreement.

(b) Except for matters covered in the immediately preceding Section 5.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by SIC of this Agreement or the consummation by SIC of the Merger and the other transactions contemplated by this Agreement or the conduct of the business of the Surviving Company immediately following the consummation of the Merger.

5.5 Reports; Regulatory Matters.

(a) SIC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC and (ii) any SROs and with each applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of SIC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. There is no unresolved, or, to SIC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of SIC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of SIC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in SIC’s ordinary course of business). SIC has made available to MCC all correspondence between SIC or any of its Subsidiaries and the SEC and any other SRO or Governmental Entity since December 31, 2014.

(b) Neither SIC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business, or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “SIC Regulatory Agreement”), nor has SIC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such SIC Regulatory Agreement.

(c) SIC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) filed with or furnished to the SEC by SIC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “SIC SEC Reports”) and (ii) communication mailed by SIC to its stockholders since December 31, 2014. No such SIC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in any SIC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SIC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of SIC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any SIC SEC Report and, as of the date of this Agreement, to the knowledge of SIC, no SIC SEC Report is subject to any ongoing review by the SEC.

5.6 Financial Statements.

(a) The consolidated financial statements of SIC and its Subsidiaries included in the SIC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SIC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SIC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) Neither SIC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SIC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c) SIC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of SIC and its Subsidiaries are being made only in accordance with authorizations of SIC management and the SIC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SIC and each of SIC’s Subsidiaries’ assets that could have a material effect on SIC’s consolidated financial statements. SIC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to SIC’s auditors and the audit committee of the SIC Board and in Section 4.6(c) of the SIC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of SIC’s internal control over financial reporting that is reasonably likely to adversely affect SIC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves SIC management or other employees of SIC or any SIC Subsidiary who have a significant role in SIC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d) SIC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by SIC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to SIC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of SIC required under the Exchange Act with respect to such reports. SIC’s management has completed an assessment of the effectiveness of SIC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable SIC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Since December 31, 2014, SIC and its principal executive officer and principal financial officer of SIC have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act. The principal executive officer and the principal financial officer of SIC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each SIC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

5.7 Broker’s Fees. Except for Broadhaven Capital Partners, none of SIC, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

5.8 Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of SIC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of SIC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.3, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SIC.

5.9 Legal Proceedings.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, neither SIC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of SIC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against SIC or any of its Subsidiaries or to which any of their assets are subject.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon SIC, any of its Subsidiaries or the assets of SIC or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to SIC or any of its Subsidiaries).

5.10 Taxes and Tax Returns.

(a) Each of SIC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon SIC or any Subsidiary for which SIC does not have reserves that are adequate under GAAP. Neither SIC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SIC and its Subsidiaries as described in the SIC Disclosure Schedule).

(b) Effective for the year ending December 31, 2012, SIC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. SIC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, SIC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c) SIC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d) There are no Liens for Taxes upon the assets of SIC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e) Neither SIC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

5.11 Compliance with Applicable Law.

(a) SIC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non- compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b) Neither SIC nor, to the knowledge of SIC, any “affiliated person” of SIC has been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor, to the knowledge of SIC, has any affiliated person of SIC been the subject, or presently is the subject, of any proceeding or investigation with respect to any disqualification that would be a basis for denial, suspension or revocation of registration as an investment adviser under Section 203(e) of the Investment Advisers Act or of a broker-dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer or director of an investment company under Section 9 of the Investment Company Act.

5.12 Certain Contracts.

(a) Except as set forth in Section 5.12(a) of the SIC Disclosure Schedule or as expressly contemplated by this Agreement, neither SIC nor any of its Subsidiaries is a party to or bound by any SIC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the SIC SEC Reports filed prior to the date hereof (collectively, the “SIC Material Contracts”).

(b) Except as set forth in Section 5.12(b) of the SIC Disclosure Schedule, (i) each SIC Material Contract is valid and binding on SIC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) SIC and each of its Subsidiaries and, to SIC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each SIC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of SIC or any of its Subsidiaries or, to SIC’s knowledge, any other party thereto under any such SIC Material Contract. Except as set forth in Section 5.12 of the SIC Disclosure Schedule, there are no disputes pending or, to SIC’s knowledge, threatened with respect to any SIC Material Contract.

5.13 Investment Securities. Each of SIC and its Subsidiaries has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with any loan documents or credit facilities, (c) for restrictions on transferability arising under federal or state securities laws or (d) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

5.14 Property. SIC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 5.13 above) reflected in the latest audited balance sheet included in such SIC SEC Reports as being owned by SIC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SIC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to SIC’s knowledge, the lessor.

5.15 Intellectual Property. SIC owns or possesses sufficient Intellectual Property Rights reasonably necessary to conduct its business as now conducted and as described in the SIC SEC Reports, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on SIC; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Effect on SIC.

5.16 State Takeover Laws. To the knowledge of SIC, within the past five years, none of MCC, its Affiliates or its “associates” (as defined in Section 3-601 of the MGCL) has been an “interested stockholder” of SIC. The SIC Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. To the knowledge of SIC, no other Takeover Statutes are applicable to this Agreement or the Merger.

5.17 Opinion. The SIC Special Committee has received the opinion of Broadhaven Capital Partners to the effect that, subject to certain assumptions, limitations and qualifications set forth therein, the consideration to be issued by SIC as set forth in this Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, is fair to SIC from a financial point of view; it being agreed that MCC is not entitled to rely upon such opinion.

5.18 SIC Information. The information relating to SIC and its Subsidiaries that is provided by SIC or its representatives for inclusion in the Form N-14 Registration Statement and/or Joint Proxy Statement/Prospectus, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form N-14 Registration Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

5.19 Insurance. SIC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which SIC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on SIC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

5.20 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against SIC or any of its Subsidiaries. Neither SIC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

5.21 Reorganization; Approvals. As of the date of this Agreement, SIC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V and any closing certificate delivered to MCC, neither SIC nor any other Person on behalf of SIC makes any express or implied representation or warranty with respect to SIC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to MCC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither SIC nor any other Person will have or be subject to any claim, liability or indemnification obligation to MCC or any other Person resulting from the distribution or failure to distribute to MCC, or MCC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to MCC in the electronic data room maintained by SIC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or the MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, (a) each of MCC and SIC shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date hereof, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of MCC and SIC shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MCC or SIC either to obtain any necessary approvals of any SRO or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

6.2 MCC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.2 of MCC Disclosure Schedule, MCC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SIC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business consistent with past practice, incur any Indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any Person;

(b)   (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, other than (A) the Final MCC Dividend, (B) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (C) dividends paid by any of the Subsidiaries of MCC to MCC or to any of its wholly-owned Subsidiaries;

(iii) make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code; or

(iv) grant any stock options or restricted shares or restricted units or restricted stock units, or grant any Person any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

(c) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by MCC or any of its Subsidiaries, in each case other than pursuant to contracts in force as of the date of this Agreement and set forth in Section 6.2(c) of MCC Disclosure Schedule;

(d) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the Merger as a reorganization for federal income Tax purposes;

(e) amend the MCC Certificate or MCC Bylaws or the Organizational Documents of any Subsidiary of MCC, or take any action to exempt any Person (other than SIC or its Subsidiaries) or any action taken by any Person from any Takeover Statute or similarly restrictive provisions of its Organizational Documents;

(f) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any MCC Material Contract (or any contract that, if existing as of the date hereof, would be a MCC Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing MCC Material Contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any MCC Material Contract as required or necessitated to obtain any MCC Required Approval, (C) the termination of a MCC Material Contract specifically contemplated by this Agreement or (D) amendments, waivers or consents to or under the MCC Debt Documents in the ordinary course of business consistent with past practice;

(g) form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary, in each case other than a wholly-owned Subsidiary;

(h) (i) materially amend any income Tax Return or any other material Tax Return, (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iii) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of MCC as a disregarded entity or partnership for U.S. federal income Tax purposes;

(i) acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any Person (other than any wholly owned Subsidiary of MCC);

(j) allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

(k) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(l) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by Applicable Law, GAAP or regulatory guidelines;

(m) take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(n) agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.2.

6.3 SIC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.3 of the SIC Disclosure Schedule, SIC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MCC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)   (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice, (B) dividends paid by any of the Subsidiaries of SIC to SIC or to any of its wholly-owned Subsidiaries and (C) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

(iii) make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the SIC Charter or SIC Bylaws or under Subchapter M of Chapter 1 of the Code;

(iv) grant any stock options or restricted shares or restricted stock units, or grant any Person any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports; or

(v) issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports;

(b) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by any such Person, in each case other than pursuant to contracts in force at the date of this Agreement, except in furtherance of its investment objective as set forth in the SIC SEC Reports;

(c) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(d) enter into any agreement with respect to, or amend any agreements relating to, its capital stock or Indebtedness;

(e) except as contemplated by Section 2.5, amend, repeal or otherwise modify any provision of the SIC Charter, the SIC Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws in a manner that would adversely affect MCC, the stockholders of MCC or the transactions contemplated by this Agreement;

(f) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SIC Material Contract (or any contract that, if existing as of the date hereof, would be a SIC Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing SIC Material Contract that occurs automatically without any action (other than notice of renewal) by SIC or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any SIC Material Contract as required or necessitated to obtain any SIC Required Approval, or (C) the termination of a SIC Material Contract specifically contemplated by this Agreement;

(g) form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary, in each case, other than a wholly-owned Subsidiary;

(h) (i) materially amend any income Tax Return or any other material Tax Return, (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iii) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of SIC as a disregarded entity or partnership for U.S. federal income Tax purposes;

(i) take any action, or permit the taking of any action, that will result in SIC not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the Merger Consideration due at Closing;

(j) enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

(k) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(l) take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(m) agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.3.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1 Regulatory and Other Matters.

(a) The parties shall, and shall cause their respective Subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any Third Party or Governmental Entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the Required Approvals and other consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement. MCC and SIC shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to Applicable Laws relating to the confidentiality of information, all information relating to MCC or SIC, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with obtaining the Required Approvals. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable. The parties shall consult with each other with respect to the obtaining of the Required Approvals and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(b) Without in any way limiting the foregoing Section 7.1(a):

(i) SIC and MCC shall as promptly as reasonably practicable prepare and file with the SEC the Form N-14 Registration Statement, or an amendment to the registration statement on Form N-14 previously filed with the SEC. Each of SIC and MCC shall use its reasonable best efforts to have the Form N-14 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and MCC and SIC shall promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. SIC shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” Permits required to issue the Merger Shares and the Settlement Shares, and MCC shall use reasonable best efforts to furnish all information concerning MCC and the holders of shares of MCC Common Stock as may be reasonably requested in connection with any such action. Each of SIC and MCC shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form N-14 Registration Statement or any other statement, filing, notice or application made by or on behalf of SIC, MCC or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and provide the other party with a reasonable opportunity to review and comment on any such document. The information supplied or to be supplied by either SIC or MCC, as the case may be, for inclusion in the Form N-14 Registration Statement shall not at the time the Form N-14 Registration Statement is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time each party shall notify the other party as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Form N-14 Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus, and MCC and SIC shall cooperate in the prompt filing with the SEC of any necessary amendment to the Form N-14 Registration Statement or supplement to the Joint Proxy Statement/Prospectus and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of MCC and SIC and (ii) promptly after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Form N-14 Registration Statement or the Joint Proxy Statement/Prospectus, and shall promptly supply the other party with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(ii) Each of SIC and MCC shall, if and to the extent required (and only to the extent the prior approval and/or expiration of the applicable waiting period is no longer valid), file with the FTC and the DOJ a Notification and Report Form (or an amendment to a previously filed Notification and Report Form) relating to this Agreement and the transactions contemplated hereby if required by the HSR Act as promptly as reasonably practicable following the execution and delivery of this Agreement. Each of SIC and MCC shall (A) cooperate and coordinate with the other in the making of such filings (if required), (B) supply the other with any information that may be required in order to make such filings (if required), (C) supply any additional information that reasonably may be required or requested by the FTC or the DOJ, and (D) if required, take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the Merger as soon as practicable. Each of SIC and MCC shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with any such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(iii) Promptly following the date hereof, the Parties will submit an amendment to the application for the SEC Exemptive Relief to the Staff of the Division of Investment Management of the SEC and thereafter each Party shall provide all such supplemental information reasonably requested by the Staff in connection therewith and shall use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In the event the SEC conditions the granting of SEC Exemptive Relief upon a change to the transaction structure or other matters contemplated by this Agreement and the MDLY Merger Agreement, the Parties shall work together in good faith to make such changes and, if and to the extent necessary, to amend this Agreement to reflect such modified terms; provided, however, in no event shall any Party be obligated to agree to any term that adversely changes the economic terms of this Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor.

(c) Subject to Applicable Law, each of SIC and MCC shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval may be materially delayed.

7.2 Access to Information. (a) Upon reasonable notice and subject to Applicable Laws relating to the confidentiality of information, each of MCC and SIC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under Applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither MCC nor SIC, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Applicable Law, fiduciary duty or binding confidentiality agreement with a Third Party entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) MCC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 4.5(c) for MCC SEC Reports. SIC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 5.5(c) for SIC SEC Reports.

(c) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 16, 2018 (the “Confidentiality Agreement”).

(d) Each party acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the other party, and in no event shall either party have any liability to the other party with respect to a breach of representation or warranty under this Agreement to the extent that the non-breaching party knew of such breach as of the date hereof.

7.3 MCC Stockholder Approval.

(a) Subject to the earlier termination of this Agreement in accordance with Article IX, MCC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement, duly call, take any action required by the DGCL, the MCC Certificate or MCC Bylaws and any applicable requirements of the SEC or the NYSE necessary to give notice of, convene and hold, as promptly as practicable, the MCC Stockholder Meeting for the purpose of obtaining MCC Stockholder Approval. The record date for MCC Stockholder Meeting shall be determined in prior consultation with and subject to the prior written approval of SIC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the MCC Board shall be permitted to adjourn, delay or postpone MCC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MCC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by MCC’s stockholders prior to the MCC Stockholder Meeting, (ii) if there are insufficient shares of MCC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the MCC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain MCC Stockholder Approval. Unless the MCC Board has made a MCC Adverse Recommendation Change, MCC shall, through the MCC Board, make the MCC Board Recommendation, and shall include such MCC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from MCC stockholders proxies in favor of the MCC Stockholder Approval, and (y) take all other action necessary or advisable to secure the MCC Stockholder Approval.

(b) Except as expressly permitted in Section 7.10(e), neither the MCC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that the MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as an “MCC Adverse Recommendation Change”).

7.4 SIC Stockholder Approval.

(a) Subject to the earlier termination of this Agreement in accordance with Article IX, SIC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement, duly call, take any action required by the MGCL, the SIC Charter or SIC Bylaws and any applicable requirements of the SEC necessary to give notice of, convene and hold, as promptly as practicable, the SIC Stockholder Meeting for the purpose of obtaining the SIC Stockholder Approval. The record date for the SIC Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of MCC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the SIC Board shall be permitted to delay or postpone, and the duly appointed Chairman of the SIC Stockholder Meeting shall be permitted to adjourn, the SIC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SIC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SIC’s stockholders prior to the SIC Stockholder Meeting, (ii) if there are insufficient shares of SIC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SIC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the SIC Stockholder Approval. Unless the SIC Board has made an SIC Adverse Recommendation Change, SIC shall, through the SIC Board, make the SIC Board Recommendation, and shall include such SIC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from SIC stockholders proxies in favor of the SIC Stockholder Approval, and (y) take all other action necessary or advisable to secure the SIC Stockholder Approval.

(b) Except as expressly permitted in Section 7.10(e), neither the SIC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the SIC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of SIC shall have been commenced, a statement disclosing that the SIC Board recommends rejection of such tender offer or exchange offer or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “SIC Adverse Recommendation Change”).

7.5 Exchange Listing. SIC shall (i) take all steps as may be reasonably necessary to cause the outstanding SIC Common Stock, the Merger Shares, the Settlement Shares and the shares of SIC Common Stock to be issued in the MDLY Merger to be listed for trading on the NYSE, and (ii) use its commercially reasonable efforts to cause the outstanding SIC Common Stock, the Merger Shares, the Settlement Shares and the shares of SIC Common Stock to be issued in the MDLY Merger to be listed for trading on the Tel Aviv Stock Exchange.

7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual Claim against any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MCC or any of its Subsidiaries or who is or was serving at the request of MCC or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MCC or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their commercially reasonable efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of this Agreement in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable Organizational Documents), and any existing indemnification agreements set forth in Section 7.6 of the MCC Disclosure Schedule (as may be modified or amended as provided below), shall, notwithstanding that the separate corporate existence of MCC shall cease as of the Effective Time, survive the Merger as a contractual obligation of the Surviving Company and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of SIC pursuant to Section 7.7 hereof (provided, that such existing indemnification agreements may be amended prior to the Effective Time as expressly permitted by Section 6.2 of the MCC Disclosure Schedule, if such amendments are in form reasonably acceptable to SIC), it being understood that nothing in this sentence shall require any amendment to the articles or certificate of incorporation or bylaws as the Surviving Company.

(b) For a period of six (6) years from the Closing Date, the Surviving Company, shall to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, Claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MCC or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of SIC pursuant to Section 7.7 hereof; provided, that the Surviving Company (i) shall not be liable for any amounts paid in the settlement of any Claim without its prior written consent, which shall not be unreasonably withheld, and (ii) shall be obligated to pay the fees and expenses of only one counsel for all Indemnified Parties with respect to any single Claim (each such counsel to be approved in advance by the Surviving Company, such consent not to be unreasonably withheld) unless the Surviving Company assumes the defense of such Claim, in which case it shall not be liable for any fees and expenses of counsel to the Indemnified Parties in respect of such Claim; provided that if an Indemnified Party determines in good faith that (a) the use of counsel chosen by the Surviving Company to represent such Indemnified Party would present such counsel with an actual or potential conflict, (b) the named parties in any such claim (including any impleaded parties) include both the Surviving Company and such Indemnified Party and such Indemnified Party shall conclude in good faith that there may be one or more legal defenses available to him or her that are different from or in addition to those available to the Surviving Company, (c) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, or (d) or such Indemnified Party has interests in the claim or underlying subject matter that are substantially different from or in addition to those of other Persons against whom the claim has been made or might reasonably be expected to be made, then such Indemnified Party shall be entitled to retain separate counsel (but not more than one law firm, plus, if applicable, local counsel in respect of any particular claim for all indemnitees in such Indemnified Party’s circumstances) at the Surviving Company’s expense to the extent of such counsel’s reasonable fees and expenses.

(c) MCC shall, at its sole cost, cause the individuals serving as officers and directors of MCC or any of its Subsidiaries immediately at or prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MCC through the purchase of so-called “tail” insurance with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. MCC shall be permitted to obtain up to $5 million of additional coverage limits above the coverage limits in its directors’ and officers’ liability insurance policy in connection with the purchase of such “tail” insurance, provided, that the aggregate premium for such additional coverage limits shall not exceed $1 million.

(d) The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.7 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at SIC’s sole expense, take all such necessary action as may be reasonably requested by SIC.

7.8 Advice of Changes. Each of SIC and MCC shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement that would result in the conditions to Closing set forth in Article VIII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

7.9 Exemption from Liability Under Section 16(b). Prior to the Effective Time, SIC and MCC shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of MCC Common Stock or conversion of any derivative securities in respect of such shares of MCC Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

7.10 No Solicitation. Notwithstanding anything to the contrary contained in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 12:01 a.m. on the 65th day after the date of this Agreement or, if earlier, the 60th day after the later of (x) the date of this Agreement or (y) the date on which an independent investment bank selected by the MCC Special Committee is retained by the MCC Special Committee to solicit strategic alternatives for MCC (the “No-Shop Period Start Date”), Section 7.3(b), Section 7.4(b), Sections 7.10(a) through (d) and Section 7.10(f) shall not apply or have any force or effect with regard to MCC, provided that beginning on the No-Shop Period Start Date, Section 7.3(b), Section 7.4(b), Sections 7.10(a) through (d) and Section 7.10(f) shall apply and be in full force and effect with regard to MCC (and, for the avoidance of doubt, SIC). Without limiting the foregoing, during the Go-Shop Period: (A) MCC and its representatives shall have the right to directly or indirectly (i) solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Competing Proposal (or any inquiry, proposal or offer that could lead to a Competing Proposal), (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, the MCC Special Committee, in its discretion, may furnish to any Person (and its representatives and financing sources subject to the terms and obligations of such Acceptable Confidentiality Agreement applicable to such Person) any non-public information relating to MCC or afford to any such Person (and such representatives and financing sources) access to the business, properties, assets, books, records and other nonpublic information, and to any personnel, of MCC (provided that MCC will provide to SIC any information relating to MCC that was not previously provided or made available to SIC prior to or concurrently with the time it is furnished to such Person provided, MCC may omit any information to the extent that it would reveal the identity of the Person making, or any terms or conditions of, the Competing Proposal or inquiry that could reasonably be expected to lead to a Competing Proposal being discussed with such Person), in any such case with the intent to induce the making, submission and announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Competing Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Competing Proposal, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective representatives, including potential financing sources) with respect to any Competing Proposal (or inquiries, proposals or offers or other efforts that could lead to a Competing Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Competing Proposals; and (B) the MCC Board shall have the right to make any MCC Adverse Recommendation Change.

(a) Except with respect to any Excluded Party, subject to Section 7.10(d), each of MCC and SIC shall, and shall use commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

(b) No later than two (2) Business Days after the No-Shop Period Start Date, MCC will notify SIC in writing of the identity of each Excluded Party as of such time. Until the earlier of the Effective Time and termination of this Agreement, each of MCC and SIC shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of receipt by it or any of its representatives, other than from any Excluded Party in the case of MCC, of any Competing Proposal or any inquiry that could reasonably be expected to lead to a Competing Proposal, deliver to the other party a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of this Agreement) and (B) the material terms and conditions of any such Competing Proposal. MCC and SIC shall keep the other party reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two (2) Business Days thereafter. For the avoidance of doubt, MCC shall not be required to disclose to SIC any terms or conditions of any Competing Proposal made by an Excluded Party.

(c) Except as otherwise provided in this Agreement (including Section 7.10(d)) or with respect to any Third Party who at the time is an Excluded Party (except with respect to clause (iii) of this Section 7.10(c)), until the earlier of Effective Time and termination of this Agreement in accordance with its terms, each of MCC and SIC shall not, and shall not permit its Subsidiaries to, and shall use commercially reasonable efforts to cause its representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a Competing Proposal, (ii) engage in negotiations or discussions with, or furnish any material nonpublic information to, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal or (iii) enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal; provided however, that notwithstanding the foregoing, (A) each of MCC and SIC may inform Persons of the provisions contained in this Section 7.10, (B) each of MCC and SIC shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any Third Party with respect to MCC or SIC, as applicable, in order to allow such Third Party to submit a Competing Proposal or to otherwise allow a Third Party’s participation in MCC’s or SIC’s, as applicable, exploration of strategic alternatives and (C) MCC may continue to take any of the actions described in clauses (i) and (ii) of this Section 7.10(c) above with respect to any Excluded Party from and after the No-Shop Period Start Date for so long as such Excluded Party remains an Excluded Party, or, if earlier, the earliest of the date on which (x) the Excluded Party has terminated or finally withdrawn the Competing Proposal made prior to the No-Shop Period Start Date (provided that, for the avoidance of doubt, any amended, supplemented or modified Competing Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, a termination or withdrawal of such previously submitted Competing Proposal), (y) the Person submitting the relevant Competing Proposal ceases to be an Excluded Party because the MCC Special Committee (after consultation with outside legal counsel and its financial advisors) determines that such Competing Proposal does not constitute or could not reasonably be expected to lead to a Superior Proposal, and (z) the MCC Stockholder Approval is obtained. For the avoidance of doubt, after 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date, any Third Party which previously had been an Excluded Party will no longer be considered an Excluded Party and all further interactions between MCC and any such Third Party shall be subject to terms and conditions of this Agreement as if it is not an Excluded Party (including, without limitation, Section 7.10 hereof) and the Termination Fee under the first sentence of Section 9.4(a) shall be payable in connection with a termination of this Agreement pursuant to Section 9.1(f) or Section 9.1(g) and the second sentence of Section 9.4(a) shall not be applicable.

(d) Notwithstanding anything to the contrary contained in this Agreement but subject to the rights of MCC with respect to Excluded Parties pursuant to Sections 7.10(a) and 7.10(c), in the event that MCC (or its representatives on MCC’s behalf) or SIC (or its representatives on SIC’s behalf) receives a Competing Proposal from any Third Party, (i) during the Go-Shop Period, SIC and the SIC Board (or the SIC Special Committee) and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates (without the SIC Board being required to make the determination in clause (iii) of this Section 7.10(d)), (ii) after the No-Shop Period Start Date, but prior to the date that MCC Stockholder Approval is obtained (in the case of MCC), or the Required SIC Stockholder Approval is obtained (in the case of SIC), MCC and its representatives or SIC and its representatives, as applicable, may contact such Third Party to clarify any ambiguous terms and conditions thereof (without the MCC Board or SIC Board, as applicable, being required to make the determination in clause (iii) of this Section 7.10(d)) and (iii) after the No-Shop Period Start Date, but prior to the date that MCC Stockholder Approval is obtained (in the case of MCC), or the Required SIC Stockholder Approval is obtained (in the case of SIC), MCC and the MCC Board and its representatives or SIC and the SIC Board and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates if the MCC Special Committee or SIC Special Committee, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law; provided, in the case of clauses (i) through (iii) above, that (x) such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 7.10, (y) prior to furnishing any material non-public information concerning MCC or SIC, as applicable, MCC or SIC, as applicable, receives from such Third Party, to the extent such Third Party is not already subject to a confidentiality agreement with MCC or SIC, as applicable, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to MCC or SIC, as the case may be, than those contained in the Confidentiality Agreement (unless MCC or SIC, as applicable, offers to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to MCC or the MCC Board or to SIC or the SIC Board, as the case may be) (an “Acceptable Confidentiality Agreement”) and (z) MCC or SIC, as the case may be, shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly provide or make available to the other party any material written non-public information concerning it that it provides to any Third Party given such access that was not previously made available to the other party or its representatives.

(e) Except as otherwise provided in this Agreement, (i) the MCC Board shall not effect an MCC Adverse Recommendation Change and the SIC Board shall not effect an SIC Adverse Recommendation Change (each, an “Adverse Recommendation Change”), (ii) MCC Board shall not approve or recommend, or allow MCC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), and (iii) the SIC Board shall not approve or recommend, or allow SIC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); provided however, that notwithstanding anything in this Agreement to the contrary, if at any time prior to the receipt of MCC Stockholder Approval (in the case of MCC) or the Required SIC Stockholder Approval (in the case of SIC), MCC or SIC, as the case may be, has received a Competing Proposal that the MCC Special Committee or the SIC Special Committee, as applicable, has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a Superior Proposal, the MCC Board or SIC Board, as applicable, may (x) make an Adverse Recommendation Change in connection with such Superior Proposal if the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board or SIC Board, as applicable, under Applicable Law, and/or (y) authorize, adopt or approve such Superior Proposal and cause or permit MCC or SIC, as applicable, to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 9.1(g) or 9.1(i), as applicable, but in each case only after providing any Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and entering into good faith negotiations to the extent required by Section 7.10(f).

(f) Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change (except for any Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party) may be made and no termination of this Agreement pursuant to Section 9.1(g) or Section 9.1(i) (except for any termination in connection with entering into a definitive agreement with an Excluded Party in respect of a Superior Proposal made by such Excluded Party or making an Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party), as applicable, may be effected, in each case until after the third (3rd) Business Day following receipt of written notice from the party intending to effect any such Adverse Recommendation Change to the other party advising the other party that its board of directors intends to make such an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or effect such a termination of this Agreement pursuant to Section 9.1(g) or 9.1(i), as applicable (a “Notice of Superior Proposal”), and specifying the reasons therefor, including, if the basis of the proposed action is a Superior Proposal, the material terms and conditions of any such Superior Proposal. For the avoidance of doubt, this Section 7.10(f) shall not apply to MCC in connection with, or in any manner restrict MCC from, making any MCC Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party or terminating this Agreement pursuant to Section 9.1(g) in connection with entering into a definitive agreement with an Excluded Party for a Superior Proposal made by such Excluded Party or making an Adverse Recommendation Change resulting from a Superior Proposal from an Excluded Party. At the option of the party not seeking to effect such a termination of this Agreement pursuant to Section 9.1(g) or 9.1(i), the parties shall negotiate in good faith during such period to amend this Agreement in such a manner that the offer that was determined to constitute such a Superior Proposal no longer constitutes a Superior Proposal. In determining whether to make such an Adverse Recommendation Change or in determining whether a Competing Proposal from a Third Party that, in the case of MCC, is not an Excluded Party, constitutes such a Superior Proposal, the applicable board of directors shall take into account any revisions to the terms of this Agreement proposed in writing by the other party in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise. Any material amendment to such Superior Proposal shall require a new Notice of Superior Proposal and the applicable party shall be required to comply again with the requirements of this Section 7.10(f).

(g) Nothing in this Agreement shall restrict MCC or SIC from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with Applicable Law (it being agreed that a “stop, look and listen” communication by the MCC Board or SIC Board to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by MCC or SIC that describes MCC’s or SIC’s receipt, as applicable, of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change).

7.11 Treatment of Outstanding Indebtedness. On or prior to the Closing, MCC and SIC shall each use commercially reasonable efforts to take or cause to be taken all actions with respect to their respective Indebtedness and the Indebtedness of their respective Subsidiaries that is necessary or advisable in connection with the Merger, including without limitation, obtaining all necessary consents of the holders of such Indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such Indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MCC and SIC determine to be necessary or advisable in connection with such Indebtedness, including any assumption, refinancing or consolidation of such Indebtedness.

7.12 Takeover Statutes. The parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

7.13 Dividend Reinvestment Plan; Stock Repurchases.

(a) After the date of this Agreement, if not previously terminated, MCC shall terminate promptly any feature of its dividend reinvestment plan providing for the issuance of shares by MCC of MCC Common Stock.

(b) After the date of this Agreement, SIC shall continue its suspension of any share repurchase program or offers to repurchase, other than with respect to shares purchased from SIC shareholders who have requested repurchase in connection with such shareholder’s death or disability.

7.14 Stockholder Litigation. Between the date hereof and the Effective Time, each party shall use commercially reasonably efforts to consult with the other party on outstanding litigation, including stockholder litigation regarding this Agreement or the Merger, provided, for the avoidance of doubt, that such other party shall have no right to participate in, or obligation to cooperate in, the defense of such litigation.

7.15 Interaction with MDLY Merger Agreement. Provided that neither party has terminated this Agreement in accordance with Section 9.1, without the consent of MCC, SIC agrees that it will not agree to any waiver or amendment of the MDLY Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MCC and its stockholders under this Agreement and the MDLY Merger Agreement in any material respect.

7.16 Settlement Fund; Other Matters. On or prior to the Closing Date, MCC shall pay all accrued but unpaid fees payable to MCC Advisors LLC pursuant to the MCC Investment Management Agreement. Immediately after the Closing (but on the Closing Date), SIC shall deliver to the Escrow Agent copies of the Certificate of Merger filed with the Delaware Secretary and the Articles of Merger filed with SDAT.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) the MCC Stockholder Approval shall have been obtained, and (ii) the Required SIC Stockholder Approval shall have been obtained.

(b) Form N-14 Registration Statement. The Form N-14 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) Exchange Listing. The outstanding shares of SIC Common Stock, the Merger Shares, the Settlement Shares and the shares of SIC Common Stock to be issued in the MDLY Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) SEC Exemptive Relief. The SEC Exemptive Relief shall have been granted and be in full force and effect as of the Closing Date.

(e) [Intentionally omitted.]

(f) Blue Sky Filings. SIC shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement.

(g) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(h) HSR Act. Any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(i) MDLY Merger. Each of the conditions to closing under the MDLY Merger Agreement shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the Merger.

(j) New Investment Advisory Agreement. SIC and MCC Advisors LLC shall have executed and delivered the New Investment Advisory Agreement, to be effective as of the Effective Time, and such agreement shall have been approved by the SIC Board and received requisite SIC Stockholder Approval each in accordance with all applicable requirements of Section 15 of the Investment Company Act.

(k) MCC Termination Agreement. MCC and MCC Advisors LLC shall have executed a termination agreement terminating the MCC Investment Management Agreement, effective as of the Closing Date.

(l) SIC Termination Agreement. SIC and SIC Advisors shall have executed a termination agreement terminating the SIC Investment Advisory Agreement, effective as of the Closing Date.

(m) Certain Third Party Consents. (i) SIC or MCC, as the case may be, shall have obtained the consents and approvals set forth on Schedule 8.1(m) attached hereto, and (ii) in connection with the MDLY Merger Agreement, MDLY shall have obtained the consents required by Section 8.1(k) of the MDLY Merger Agreement.

(n) Accounting Treatment. The SEC shall not have rescinded its confirmation that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of SIC.

(o) No Governmental Actions. There shall be no pending suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by SIC of any MCC Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or seeking to obtain from MCC or SIC any damages that are material in relation to MCC and its Subsidiaries taken as a whole, or (ii) seeking to prohibit SIC or any of its Subsidiaries from effectively controlling in any material respect the business or operations of MCC and its Subsidiaries.

(p) Section 368 Opinion. The parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

(q) Director Resignation. The parties shall have received the resignation of Seth Taube from the SIC Board.

(r) Settlement of MCC Stockholder Action. The MCC Stockholder Action shall have been settled pursuant to the Settlement Agreement; the aforesaid settlement agreement shall have been approved by the Court of Chancery following all necessary notices, submissions, certifications, preliminary orders, and hearings; the judgment entered by the Court of Chancery finding the terms of the settlement reflected in the Settlement Agreement to be fair and reasonable, approving the Settlement Agreement as to the MCC Stockholder Action, providing for dismissal with prejudice of the MCC Stockholder Action and approving the release of all claims being released under or pursuant to the Settlement Agreement shall have become final and binding on the parties to the MCC Stockholder Action, with any and all rights to seek reconsideration or to appeal having been waived or precluded due to the passage of time or, if any appeal is filed and not dismissed or withdrawn, the judgment having been upheld on appeal in all material respects and no longer being subject to review upon appeal or other review, and the time for any petition for reargument, appeal or review of the judgment or any order affirming the judgment having expired; and all claims which were or could have brought in the MCC Stockholder Action shall have been settled, discontinued, and dismissed with prejudice; provided, however, that any disputes or appeals relating solely to the amount, payment or allocation of Plaintiff Attorney Fees shall have no effect on finality of the Settlement Agreement for purposes of satisfying this condition.

8.2 Conditions to Obligations of SIC. The obligation of SIC to effect the Merger is also subject to the satisfaction, or waiver by SIC, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of MCC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and SIC shall have received a certificate signed on behalf of MCC by the Chief Executive Officer or the Chief Financial Officer of MCC to the foregoing effect.

(b) Performance of Obligations of MCC. MCC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and (ii) performed in all respects all obligations required to be performed by it under Section 3.3(b) at or prior to the Effective Time; and SIC shall have received a certificate signed on behalf of MCC by the Chief Executive Officer or the Chief Financial Officer of MCC to such effect.

(c) Outstanding Indebtedness. MCC shall have delivered to SIC fully executed copies of all consents and approvals required in order to keep the amounts outstanding under the MCC Debt Documents, outstanding following the Effective Time and to keep the MCC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

(d) Final MCC Dividend. MCC shall have complied with Section 3.4(c) of this Agreement.

8.3 Conditions to Obligations of MCC. The obligation of MCC to effect the Merger is also subject to the satisfaction or waiver by MCC at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of SIC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and MCC shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to the foregoing effect.

(b) Performance of Obligations of SIC. SIC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement (other than its obligations under Section 3.3(b) and Section 7.15) at or prior to the Effective Time, and (ii) performed in all respects all obligations required to be performed by it under Section 3.3(b) and Section 7.15 at or prior to the Effective Time; and MCC shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to such effect.

(c) Share Repurchase Program. SIC shall have terminated all share repurchase programs or offers to repurchase other than with respect to shares purchased from SIC shareholders who have requested repurchase in connection with such shareholder’s death or disability.

(d) Outstanding Indebtedness.

(i) SIC shall have taken all actions, and executed all documents, reasonably required of SIC by the MCC Debt Documents in order to keep the Indebtedness outstanding under the MCC Debt Documents after the Effective Time and to keep the MCC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof;

(ii) SIC shall have entered into amended and restated SIC Revolving Loan Documents; and

(iii) SIC shall have taken all actions, and executed all documents, reasonably required of SIC in order to keep the Indebtedness represented by the SIC Debt Documents outstanding and the SIC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

8.4 Standard. No representation or warranty of MCC contained in Article IV or of SIC contained in Article V shall be deemed untrue, inaccurate or incorrect for purposes of Section 8.2(a) or 8.3(a), as applicable, under this Agreement, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of MCC, or Article V, in the case of SIC, has had or would reasonably be expected to have a Material Adverse Effect with respect to MCC or SIC, respectively (disregarding for purposes of this Section 8.4, except as it relates to Section 4.8 and Section 5.8, all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect” and words of similar import). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (i) Section 4.2(a) and Section 5.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 4.2(a) or Section 5.2(a), respectively, taken as a whole), and (ii) Sections 4.3(a) and 4.3(b)(i), in the case of MCC, and Sections 5.3(a) and 5.3(b)(i), in the case of SIC, shall be deemed untrue and incorrect if not true and correct in all material respects.

8.5 Frustration of Closing Conditions. Neither MCC nor SIC may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable, to be satisfied if such failure was primarily caused by the party relying on such failure to perform any of its material obligations under this Agreement.

ARTICLE IX
TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the MCC Stockholder Approval or the Required SIC Stockholder Approval:

(a) by mutual consent of MCC and SIC in a written instrument authorized by MCC Board and SIC Board;

(b) by either MCC or SIC, if any Governmental Entity whose consent or approval is a condition to Closing set forth in Section 8.1 has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either MCC or SIC, if the Merger shall not have been consummated on or before March 31, 2020 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the Closing to occur by or prior to the Outside Date;

(d) by either SIC or MCC, at any time prior to the Effective Time, in the event that (i) MCC or SIC, as the case may be, shall have failed to obtain the MCC Stockholder Approval or the Required SIC Stockholder Approval, as applicable, at the MCC Stockholder Meeting or the SIC Stockholder Meeting, respectively, at which a vote is taken on the Merger, or (ii) the MDLY Merger Agreement shall have been terminated;

(e) by either MCC or SIC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MCC, in the case of a termination by SIC, or SIC, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2 or 8.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f) by SIC, (i) within ten (10) Business Days after MCC Board shall have effected an Adverse Recommendation Change prior to receipt of MCC Stockholder Approval, (ii) in the event MCC Board shall have approved or authorized MCC or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) MCC fails to include the MCC Board Recommendation in the Joint Proxy Statement/Prospectus;

(g) by MCC, in the event that

(i) (A) MCC shall have received a Superior Proposal, (B) subject to MCC’s compliance with its obligations under Section 7.10(f), MCC Board or any authorized committee thereof shall have authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, MCC pays SIC the Termination Fee contemplated by Section 9.4, if any, and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) the MCC Board or any authorized committee thereof shall have effected an Adverse Recommendation Change in accordance with the terms of Section 7.10.

(h) by MCC, (i) within ten (10) Business Days after the SIC Board shall have effected a SIC Adverse Recommendation Change prior to receipt of the Required SIC Stockholder Approval, (ii) in the event the SIC Board shall have approved, or authorized SIC or any of its Subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) SIC fails to include the SIC Board Recommendation in the Joint Proxy Statement/Prospectus;

(i) by SIC, in the event that:

(i) (A) SIC shall have received a Superior Proposal, (B) subject to SIC’s compliance with its obligations under Section 7.10(f), the SIC Board or any authorized committee thereof shall have authorized SIC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, SIC pays MCC the Termination Fee contemplated by Section 9.4, if any, and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) the SIC Board or any authorized committee thereof shall have effected an Adverse Recommendation Change in accordance with the terms of Section 7.10; or

(j) by either MCC or SIC at any time during the Go-Shop Period if the MCC Special Committee or the SIC Special Committee, as applicable, determines in its sole and absolute discretion that MCC or SIC, as applicable, should pursue a strategic alternative that the MCC Special Committee or the SIC Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Merger Agreement.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision or provisions hereof pursuant to which such termination is effected. Any such written notice for a termination pursuant to clause (j) of this Section 9.1 shall include notice of the reason for the termination and, if the termination is in connection with a Superior Proposal, the identity of the other party.

9.2 Effect of Termination. In the event of termination of this Agreement by either MCC or SIC as provided in Section 9.1, this Agreement shall become void and have no effect, and none of MCC, SIC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 7.2(c), 9.2 , 9.3, 9.4, and Article X shall survive any termination of this Agreement, and (ii) except as provided in Section 10.9(c), neither MCC nor SIC shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of this Agreement.

9.3 Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the Merger, and the fees of any HSR Act filing shall be borne equally by MCC and SIC.

9.4 Termination Fee.

(a) Subject to the second sentence of this Section 9.4(a), in the event that this Agreement is terminated on or after the No-Shop Period Start Date pursuant to Section 9.1(f) or Section 9.1(g) then, provided that SIC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, MCC will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, a fee in an amount equal to $6,000,000 (the “Termination Fee”). Notwithstanding the foregoing, in the event that this Agreement is terminated on or after the No-Shop Period Start Date by (i) MCC pursuant to Section 9.1(g) in connection with MCC entering into a definitive agreement with an Excluded Party in respect of a Superior Proposal made by such Excluded Party or making an MCC Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party, or (ii) by SIC pursuant to Section 9.1(f) in connection with an MCC Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party or the MCC Board’s approval or authorization of MCC or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Superior Proposal with an Excluded Party, the “Termination Fee” payable by MCC means an amount equal to $0.

(b) In the event that this Agreement is terminated on or after the No-Shop Period Start Date pursuant to Section 9.1(h) or Section 9.1(i) then, provided that MCC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, SIC will pay to MCC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(h) or Section 9.1(i), as applicable, the Termination Fee.

(c) The Termination Fee, if applicable, shall be payable (i) no later than two Business Days after the date on which this Agreement is terminated by SIC pursuant to Section 9.1(f) or by MCC pursuant to Section 9.1(h), and (ii) immediately prior to the time of termination by MCC pursuant to Section 9.1(g) or by SIC pursuant to Section 9.1(i). The parties hereto acknowledge and hereby agree that in no event shall any party be required to pay a Termination Fee on more than one occasion.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement.

9.5 Amendment. This Agreement may be amended by the parties, by action taken or authorized by MCC Board and SIC Board, at any time before or after receipt of MCC Stockholder Approval or SIC Stockholder Approval; provided, however, that after receipt of MCC Stockholder Approval or SIC Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval of the stockholders of MDLY or SIC under Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS

10.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the matters set forth in Section 7.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to MCC, to:

Medley Capital Corporation

280 Park Avenue, 6th Floor East
New York, NY 10017
Attention: Brook Taube

brook@mdly.com

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas

New York, New York 10036
Attention: George Silfen
gsilfen@kramerlevin.com

and

(b) If to SIC, to:

Sierra Income Corporation

280 Park Avenue, 6th Floor East
New York, NY 10017
Attention: Oliver T. Kane

with a copy to:

Sullivan & Worcester LLP
1666 K Street, NW
Washington, DC 20006
Attention: David M. Leahy
e-mail: dleahy@sandw.com

10.3 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” MCC Disclosure Schedule and the SIC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any Applicable Law.

10.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.5 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

10.6 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party irrevocably consents to service of process in the manner provided for by Applicable Law. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Applicable Law.

10.7 PUBLICITY. THE INITIAL PRESS RELEASE CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE A JOINT PRESS RELEASE. NEITHER MCC NOR SIC SHALL, AND NEITHER MCC NOR SIC SHALL PERMIT ANY OF ITS SUBSIDIARIES OR REPRESENTATIVES TO, ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT WITH RESPECT TO, OR OTHERWISE MAKE ANY PUBLIC STATEMENT CONCERNING, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT WITHOUT THE PRIOR WRITTEN CONSENT OF SIC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY MCC, OR MCC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY SIC; PROVIDED, HOWEVER, THAT EITHER PARTY MAY, AFTER PRIOR WRITTEN NOTICE TO THE OTHER PARTY , ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING TO THE EXTENT REQUIRED BY LAW OR BY THE RULES AND REGULATIONS OF THE NYSE; PROVIDED HOWEVER, THE PARTY ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING MUST CONSULT WITH THE OTHER PARTY BEFORE ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING AND PROVIDE SUCH PARTY AN OPPORTUNITY TO REVIEW AND COMMENT UPON SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING, WHICH COMMENTS THE OTHER PARTY SHALL CONSIDER IN GOOD FAITH.

10.8 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 7.6 only, SIC and MCC hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon such representations and warranties set forth herein. The parties hereto further agree that the rights of Third Party beneficiaries under Section 7.6 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9 Remedies.

(a) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in this Agreement, the non- breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.9(b), neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.9(b) shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 10.9(b) prior or as a condition to exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.9(b) or anything set forth in this Section 10.9(b) restrict or limit such party’s right to terminate this Agreement in accordance with Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything to the contrary in this Agreement, the parties hereto expressly acknowledge and agree that the remedies set forth in Section 9.4 shall be the sole and exclusive remedies available to SIC, in the event this Agreement is terminated under Section 9.1(f) or Section 9.1(g), and MCC, in the event this Agreement is terminated under Section 9.1(h) or Section 9.1(i). To the extent SIC or MCC is entitled to receive the Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by SIC or MCC, as applicable, or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of SIC nor any of its Affiliates, or MCC or any of its Affiliates, as applicable, or any other Person shall be entitled to bring or maintain any other Claim against MCC or SIC, as applicable, or any of their Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

10.10 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Chief Executive Officer

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Chief Executive Officer

[Signature Page to the Amended and Restated MCC Merger Agreement]

EXHIBIT A

[See attached.]

EXHIBIT A

INVESTMENT ADVISORY AGREEMENT

BETWEEN

SIERRA INCOME CORPORATION.

AND

MCC ADVISORS LLC

This Investment Advisory Agreement (the “Agreement”) is made as of [         ], by and between SIERRA INCOME CORPORATION, a Maryland corporation (the “Company”), and MCC ADVISORS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company is a non-diversified, closed-end management investment company that intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “1940 Act”);

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (together with the rules promulgated thereunder, the “Advisers Act”);

WHEREAS, the Company desires to retain the Adviser to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth; and

WHEREAS, the Adviser is willing to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Adviser hereby agree as follows:

1. Duties of the Adviser.

(a) Retention of Adviser. The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board of Directors”), for the period and upon the terms herein set forth in accordance with:

(i) the investment objective, policies and restrictions that are set forth in the Company’s Registration Statement on Form N-2 as declared effective by the Securities and Exchange Commission (the “SEC”), as supplemented, amended or superseded from time to time (the “Registration Statement”);

(ii) during the term of this Agreement, all other applicable federal and state laws, rules and regulations, and the Company’s articles of incorporation, as further amended from time to time (“Articles of Incorporation”);

(iii) such investment policies, directives, regulatory restrictions as the Company may, from time to time, establish or issue and communicate to the Adviser in writing; and

(iv) the Company’s compliance policies and procedures as applicable to the Company’s investment adviser and as administered by the Company’s chief compliance officer.

(b) Responsibilities of Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(i) determine the composition and allocation of the Company’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes;

(ii) identify, evaluate and negotiate the structure of the investments made by the Company;

(iii) perform due diligence on prospective portfolio companies;

(iv) execute, close, service and monitor the Company’s investments;

(v) determine the securities and other assets that the Company shall purchase, retain, or sell;

(vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds; and

(vii) to the extent permitted under the 1940 Act and the Advisers Act, on the Company’s behalf, and in coordination with any Sub-Adviser (as defined below) and administrator, provide significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance under the 1940 Act, including utilizing appropriate personnel of the Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

(c) Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Company hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority to act on behalf of the Company to effectuate investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to acquire debt financing, the Adviser shall use commercially reasonable efforts to arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board of Directors. If it is necessary for the Adviser to make investments on behalf of the Company through a special purpose vehicle, the Adviser shall have authority to create, or arrange for the creation of, such special purpose vehicle and to make investments through such special purpose vehicle in accordance with applicable law. The Company also grants to the Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement.

(d) Acceptance of Appointment. The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein.

(e) Sub-Advisers. The Adviser is hereby authorized to enter into one or more sub-advisory agreements (each a “Sub-Advisory Agreement”) with other investment advisers (each a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder, subject to the oversight of the Adviser and/or the Company, with the scope of such services and oversight to be set forth in each Sub-Advisory Agreement.

(i) The Adviser and not the Company shall be responsible for any compensation payable to any Sub- Adviser; provided, however, that the Adviser shall have the right to direct the Company to pay directly any Sub- Adviser but only with respect to the amounts due and payable to such Sub-Adviser from the fees and expenses payable to the Adviser under this Agreement.

(ii) Any Sub-Advisory Agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act and the Advisers Act, including without limitation, the requirements of the 1940 Act relating to Board of Directors and Company stockholder approval thereunder, and other applicable federal and state law.

(iii) Any Sub-Adviser shall be subject to the same fiduciary duties as are imposed on the Adviser pursuant to this Agreement, the 1940 Act and the Advisers Act, as well as other applicable federal and state law.

(f) Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(g) Record Retention. Subject to review by and the overall control of the Board of Directors, the Adviser shall maintain and keep all books, accounts and other records of the Adviser that relate to activities performed by the Adviser hereunder as required under the 1940 Act and the Advisers Act. The Adviser agrees that all records that it maintains and keeps for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered to the Company upon the termination of this Agreement or otherwise on written request by the Company. The Adviser further agrees that the records that it maintains and keeps for the Company shall be preserved in the manner and for the periods prescribed by the 1940 Act, unless any such records are earlier surrendered as provided above. The Adviser shall have the right to retain copies, or originals where required by Rule 204-2 promulgated under the Advisers Act, of such records to the extent required by applicable law, subject to observance of its confidentiality obligations under this Agreement. The Adviser shall maintain records of the locations where books, accounts and records are maintained among the persons and entities providing services directly or indirectly to the Adviser or the Company.

(h) State Administrator. The Adviser shall, upon by request by an official or agency administering the securities laws of a state, province, or commonwealth (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to Company stockholders pursuant to this Agreement, the Registration Statement and applicable federal and state law.

(i) Fiduciary Duty: It is acknowledged that the Adviser shall have a fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Company. The Adviser shall not, by entry into an agreement with any stockholder of the Company or otherwise, contract away the fiduciary obligation owed to the Company and the Company’s stockholders under common law or otherwise.

2. Expenses Payable by the Company.

(a) Adviser Personnel. All investment personnel of the Adviser, when and to the extent engaged in providing investment advisory services and managerial assistance hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company.

(b) Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Section 2(c), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including, without limitation, costs and expenses relating to: all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non- compensation related overhead allocable to performance of investment advisory services hereunder by the Adviser; organizational and offering expenses; corporate and organizational expenses relating to offerings of shares of the Company’s common stock, subject to limitations included in the Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation firms; offerings of the Corporation’s common stock and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the Corporation’s shares on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Company’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002; fees and expenses associated with accounting, independent audits and outside legal costs; and all other expenses incurred by the Company’s Adviser, any Sub- Adviser or the Company in connection with administering the Company’s business, including expenses incurred by the Company’s administrator in performing administrative services for the Company, and the reimbursement of the compensation of the Company’s chief financial officer and chief compliance officer and their respective staffs paid by the Company’s administrator.

(c) Limitations on Reimbursement of Expenses.

(i) In addition to the compensation paid to the Adviser pursuant to Section 3, the Company shall reimburse the Adviser for all expenses of the Company incurred by the Adviser as well as the actual cost of goods and services used for or by the Company and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Company; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Company would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

(A) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(B) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of the Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in the Adviser (or any person having the power to direct or cause the direction of the Adviser, whether by ownership of voting securities, by contract or otherwise).

(d) Periodic Reimbursement.

Expenses incurred by the Adviser on behalf of the Company and payable pursuant to this section shall be reimbursed no less than monthly to the Adviser. The Adviser shall prepare a statement documenting the expenses of the Company and the calculation of the reimbursement and shall deliver such statement to the Company prior to full reimbursement.

3. Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser may, in its sole discretion, elect or agree to temporarily or permanently waive, defer, reduce or modify, in whole or in part, the Base Management Fee and/or the Incentive Fee. Any of the fees payable to the Adviser under this Agreement for any partial month or calendar quarter shall be appropriately prorated. The fees payable to the Adviser as set forth in this Agreement shall be calculated using a detailed calculation policy and procedures approved by the Adviser and the Board of Directors, including a majority of the Independent Directors (as defined below), and shall be consistent with the calculation of such fees as set forth in this Section. See Appendix A for examples of how these fees are calculated.

(a) Base Management Fee. The Base Management Fee will be calculated at an annual rate of 1.75% of gross assets payable quarterly in arrears. For purposes of calculating the Base Management Fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. For the first quarter of the Company’s operations, the Base Management Fee will be calculated based on the initial value of the Company’s gross assets. Subsequently, the Base Management Fee will be calculated based on the Company’s gross assets at the end of each completed calendar quarter. Base Management Fees for any partial quarter will be appropriately prorated.

(b) Incentive Fee.

The Incentive Fee will be divided into two parts: (1) a subordinated incentive fee on income, and (2) an incentive fee on capital gains. Each part of the Incentive Fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

●	No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter (the “quarterly preferred return”).

●	For any quarter in which pre-incentive fee net investment income exceeds the quarterly preferred return, but is less than or equal to 2.1875% of our net assets at the end of the immediately preceding fiscal quarter (the “catch up”), the subordinated incentive fee on income shall equal 100% of pre-incentive fee net investment income.

●	For any quarter in which pre-incentive fee net investment income exceeds 2.1875% of our net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of pre-incentive fee net investment income.

●	“Pre-incentive fee net investment income” is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the Base Management Fee, expenses payable to the Company’s administrator, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which this Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee is equal to 20% of realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

(c) Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any month, calendar quarter or year shall be deferred without interest and may be paid over in any such other month prior to the occurrence of the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

4. Covenant of the Adviser.

(a) Registration of Adviser

The Adviser covenants that it is or will be registered as an investment adviser under the Advisers Act on the effective date of this Agreement as set forth in Section 9 herein, and shall maintain such registration until the expiration or termination of this Agreement. The Adviser agrees that its activities shall at all times comply in all material respects with all applicable federal and state laws governing its operations and investments. The Adviser agrees to observe and comply with applicable provisions of the code of ethics adopted by the Company pursuant to Rule 17j-1 under the 1940 Act, as such code of ethics may be amended from time to time.

(b) Reports to Stockholders.

The Adviser shall prepare or shall cause to be prepared and distributed to stockholders during each year the following reports of the Company (either included in a periodic report filed with the SEC or distributed in a separate report):

(i)  Quarterly Reports. Within 60 days of the end of each quarter, a report containing the same financial information contained in the Company’s Quarterly Report on Form 10-Q filed by the Company under the Securities Exchange Act of 1934, as amended.

(ii) Annual Report. Within 120 days after the end of the Company’s fiscal year, an annual report containing:

(A) A balance sheet as of the end of each fiscal year and statements of income, equity, and cash flow, for the year then ended, all of which shall be prepared in accordance with generally accepted accounting principals and accompanied by an auditor’s report containing an opinion of an independent certified public accountant;

(B) A report of the activities of the Company during the period covered by the report;

(C) Where forecasts have been provided to the Company’s shareholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report;

(D) A report setting forth distributions by the Company for the period covered thereby and separately identifying distributions from (i) cash flow from operations during the period; (ii) cash flow from operations during a prior period which have been held as reserves; and (iii) proceeds from disposition of Company assets.

(iii)  Previous Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report, prepared in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, and distributed to stockholders not less than annually, containing an itemized list of the costs reimbursed to the Adviser for the previous fiscal year. The special report shall at a minimum provide:

(A) A review of the time records of individual employees, the costs of whose services were reimbursed; and

(B) A review of the specific nature of the work performed by each such employee.

(iv) Proposed Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report containing an itemized estimate of all proposed expenses for which it shall receive reimbursements pursuant to Section 2(c) of this Agreement for the next fiscal year, together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.

(c) Reports to State Administrators.

The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it to such State Administrator.

(d) Recommendations Regarding Reviews.

From time to time and not less than quarterly, the Adviser must review the Company’s accounts to determine whether cash distributions are appropriate. The Company may, subject to authorization by the Board of Directors, distribute pro rata to the stockholders funds received by the Company which the Adviser deems unnecessary to retain in the Company.

(e) Temporary Investments.

The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Company into short term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Company and the nature, timing and implementation of any changes thereto pursuant to Section 1(b); provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Company securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Company as a return of capital without deduction of Front End Fees (as defined below).

5. Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account factors, including without limitation, price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Company. Notwithstanding the foregoing, with regard to transactions with or for the benefit of the Company, the Adviser may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent this restriction.

6. Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to or different from those of the Company, and nothing in this Agreement shall limit or restrict the right of any officer, director, stockholder (and their stockholders or members, including the owners of their stockholders or members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services set forth herein. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

7. Indemnification.

(a) Indemnification. Subject to Section 8, the Adviser, any Sub-Adviser, each of their directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the 1940 Act (“Controlling Persons”)) and any other person or entity affiliated with, or acting on behalf of, the Adviser or any Sub-Adviser (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser or any Sub-Adviser in connection with the performance of any of their duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) (“Losses”) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Indemnified Parties’ duties or obligations under this Agreement, any Sub-Advisory Agreement, or otherwise as an investment adviser of the Company to the extent such Losses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the Articles of Incorporation, the 1940 Act, or the laws of the State of Maryland law.

(b) Advancement of Funds. The Company shall be permitted to advance funds to the Indemnified Parties for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are met:

(i) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(ii) the Indemnified Party provides the Company with written affirmation of the Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Company;

(iii) The legal action is initiated by a third party who is not a Company stockholder, or the legal action is initiated by a Company stockholder and a court of competent jurisdiction specifically approves such advancement; and

(iv) The Indemnified Party provides the Company with a written agreement to repay the advanced funds to the Company, allocated as advanced, together with the applicable legal rate of interest thereon, in cases in which the Indemnified Party is not found to be entitled to indemnification pursuant to a final, non-appealable decision of a court of competent jurisdiction.

(c) The Adviser shall indemnify the Company, and its affiliates and Controlling Persons, for any Losses that the Company or its Affiliates and Controlling Persons may sustain as a result of the Adviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

8. Limitation on Indemnification.

Notwithstanding Section 7(a) to the contrary, the Company shall not provide for indemnification of the Indemnified Parties for any liability or loss suffered by the Indemnified Parties, nor shall the Company provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met:

(i) the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company;

(ii) the Indemnified Party was acting on behalf of or performing services for the Company;

(iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties by the Indemnified Party; and

(iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from stockholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

(ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

9. Effectiveness, Duration and Termination of Agreement.

(a) Term and Effectiveness. This Agreement shall become effective as of [ ]. Once effective, this Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive one-year periods, provided that such continuance is specifically approved at least annually by: (i) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Company’s directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party (“Independent Directors”), in accordance with the requirements of the 1940 Act.

(b) Termination. This Agreement may be terminated at any time, without the payment of any penalty: (i) by the Company upon 60 days’ prior written notice to the Adviser: (A) upon the vote of a majority of the outstanding voting securities of the Company (as defined in Section 2(a)(42) of the 1940 Act) or (B) by the vote of the Company’s Independent Directors; or (ii) by the Adviser upon not less than 120 days’ prior written notice to the Company. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of construing Section 15(a)(4) of the 1940 Act). The provisions of Sections 8 and 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

(c) Payments to and Duties of Adviser Upon Termination.

(i) After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder except that it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees.

(ii) The Adviser shall promptly upon termination:

(a) deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors;

(b) deliver to the Board of Directors all assets and documents of the Company then in custody of the Adviser; and

(c) cooperate with the Company to provide an orderly transition of services.

10. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at the address listed below or at such other address for a party as shall be specified in a notice given in accordance with this Section.

11. Amendments.

This Agreement may be amended by mutual written consent of the parties, subject to the provisions of the 1940 Act.

12. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

13. Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto and the provisions of Section 7, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act and the Advisers Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act or the Advisers Act, the latter shall control. Any reference in this Agreement to a statute or provision of the 1940 Act shall be construed to include any successor statute or provision to such statute or provision and any reference to any rule promulgated under the Advisers Act shall be construed to include any successor promulgated rule.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

SIERRA INCOME CORPORATION, a Maryland corporation

By:	/s/
Name:	Seth Taube
Title:	Chief Executive Officer

MCC ADVISORS LLC, a Delaware limited liability company

By:	/s/
Name:	Richard T. Allorto, Jr.
Title:	Chief Financial Officer

Appendix A

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:

Pre-incentive fee net investment income equals 0.5500%.

Second Quarter:

Pre-incentive fee net investment income equals 1.9500%.

Third Quarter:

Pre-incentive fee net investment income equals 2.800%.

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Second Quarter:	Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return of 1.95%.

Third Quarter:	Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre- incentive fee net investment income above the 2.1875% “catch up.”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)

Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3:	FMV of Investment B determined to be $25 million

Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold

Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3:	None, because no investments were sold

Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1:	$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:	Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:	FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million

Year 5:	Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold

Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))

Year 3:	$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains received in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only

Year 5:	None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:	$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

EXHIBIT B

[See attached.]

EXHIBIT B

THIRD ARTICLES OF AMENDMENT AND RESTATEMENT OF

SIERRA INCOME CORPORATION

FIRST: Sierra Income Corporation, a Maryland corporation (the “Corporation”), desires to amend and restate its articles of incorporation as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the Third Articles of Amendment and Restatement of the Corporation (the “Articles of Incorporation”) currently in effect and as hereinafter amended:

ARTICLE I

NAME

The name of the corporation is Sierra Income Corporation.

ARTICLE II

PURPOSE

The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

ARTICLE III

RESIDENT AGENT AND PRINCIPAL OFFICE

The name of the resident agent of the Corporation in Maryland is CSC-Lawyers Incorporating Service Corporation whose address is 7 St. Paul Street, Suite 1660, Baltimore Maryland 21202. The street address of the principal office of the Corporation in the State of Maryland is c/o CSC- Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202.

ARTICLE IV

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 4.1 Number, Term and Election of Directors.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s board of directors. The board of directors may take any actions as in its sole judgment and discretion are necessary or desirable to conduct the business of the Corporation. The number of directors that shall comprise the Corporation’s board of directors is six (6), which number may be increased or decreased from time to time by the board of directors pursuant to the bylaws of the Corporation (the “Bylaws”) but in no event will be less than three.

(b) The board of directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholders, and in all cases as to each director such term shall extend until his or her successor shall be elected and shall qualify or until his or earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible.

(c) Each director may be reelected to an unlimited number of succeeding terms in accordance with these provisions. At each annual election, directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless by reason of any intervening changes in the authorized number of directors, the board of directors shall designate one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of directors among the classes.

(d) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her current term, or his or her prior death, resignation or removal. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to any class, the board of directors shall allocate it to that of the available class whose term of office is due to expire at the earliest date following such allocation.

(e) A majority of the board of directors shall be independent directors, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. A director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”). The names of the directors currently in office are Brook Taube, Oliver T. Kane, Valerie Lancaster-Beal, Stephen R. Byers, Karin Hirtler-Garvey, and John E. Mack.

(f) The Corporation elects, at all times that it is eligible to so elect, to be subject to the provisions of Section 3-804(c) of the Maryland General Corporation Law (“MGCL”).

Section 4.2 Extraordinary Actions. Except as provided in Section 6.2, notwithstanding any provision of law requiring an action to be approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable and approved by the board of directors, and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 4.3 Authorization by Board of Directors of Share Issuance. The board of directors may authorize the issuance from time to time of shares of common stock of the Corporation (referred to herein as “shares”) of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of any class or series, whether now or hereafter authorized, for such consideration as the board of directors may deem advisable (or without consideration in the case of a share split or share dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles of Incorporation or in the Bylaws.

Section 4.4 Preemptive Rights. Except as may be provided by the board of directors in setting the terms of classified or reclassified shares pursuant to Section 5.3 or 5.4 or as may otherwise be provided by contract approved by the board of directors, no holder of shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of the Corporation or any other security of the Corporation which it may issue or sell.

Section 4.5 Appraisal Rights. Except as may be provided by the board of directors in setting the terms of any class or series of Preferred Shares and except as contemplated by the MGCL, no stockholder of the Corporation shall be entitled to exercise appraisal rights in connection with any transaction.

Section 4.6 Determinations by Board of Directors. To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any conflict between the MGCL and the provisions set forth in the North American Securities Administrators Association (“NASAA”) Omnibus Guidelines; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors; and provided that to the extent the board of directors determines that the MGCL conflicts with the provisions set forth in the NASAA Omnibus Guidelines, NASAA Omnibus Guidelines control to the extent any provisions of the MGCL are not mandatory.

ARTICLE V

SHARES

Section 5.1 Authorized Shares. The Corporation has authority to issue 250,000,000 shares of common stock, $0.001 par value per share (“Common Stock”). The aggregate par value of all authorized shares having par value is $250,000. All shares shall be fully paid and nonassessable when issued. A majority of the entire board of directors, including a majority of the independent directors, without any action by the stockholders of the Corporation, may amend these Articles of Incorporation from time to time to increase or decrease the aggregate number of shares, or the number of shares of any class or series that the Corporation has authority to issue.

Section 5.2 Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote. Except as otherwise provided in these Articles of Incorporation, and subject to the express terms of any class or series of Preferred Shares, holders of Common Stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders. Unless otherwise provided, holders of Common Stock shall not be entitled to preemptive, appraisal, subscription, redemption, sinking fund, or conversion rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of Common Stock shall be determined in accordance with applicable law and these Articles of Incorporation. Each holder of Common Stock shall be entitled to receive, ratably with each other holder of Common Stock, that portion of the assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of Common Stock from time to time, in one or more classes or series of Common Stock or Preferred Shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations, or to dividends, qualifications, or terms or conditions of redemption of the shares.

Section 5.3 Preferred Shares. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of stock from time to time, in one or more classes or series of preferred stock (“Preferred Shares”) by setting or changing the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof.

Section 5.4 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series, the board of directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of shares of the Corporation; (b) specify the number of shares to be included in the class or series; and (c) set or change, subject to the express terms of any class or series of shares of the Corporation outstanding at the time, the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of shares set or changed pursuant to clause (c) of this Section 5.4 may be made dependent upon facts or events ascertainable outside these Articles of Incorporation (including determinations by the board of directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of shares is clearly and expressly set forth in the resolution or other instrument establishing any such class or series.

Section 5.5 Articles of Incorporation and Bylaws. All Persons who shall acquire shares in the Corporation shall acquire the same subject to the provisions of these Articles of Incorporation and the Bylaws. The board of directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws. In addition, the stockholders may adopt, alter or repeal any provision of the Bylaws and make new Bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, except that the stockholders shall not have the power to alter or repeal any provision of the Bylaws (a) subjecting the Corporation to the 1940 Act or (b) providing indemnification or advancement rights to any individual. The term “Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c) (17) of the Internal Revenue Code of 1986, as amended (the “Code”), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ARTICLE VI

AMENDMENTS; CERTAIN EXTRAORDINARY ACTIONS

Section 6.1 Amendments Generally. Subject to Section 6.2 hereof, the Corporation reserves the right, from time, and upon the requisite approval by the board of directors and stockholders, to time to make any amendment to these Articles of Incorporation, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in these Articles of Incorporation, of any outstanding shares. Provided that the board of directors has declared the amendment advisable and submitted it to the stockholders, any amendment to the Articles of Incorporation must be approved by the affirmative vote of holders of shares entitled to cast a majority (or such greater proportion as may be required elsewhere in the Articles of Incorporation) of the votes entitled to be cast on the matter.

Section 6.2 Approval of Certain Amendments. Notwithstanding the provisions of Section 6.1 hereof, the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter shall be necessary to effect:

(a) Any amendment to these Articles of Incorporation to make the Common Stock a “redeemable security” or to convert the Corporation, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act); and

(b) Any amendment to Section 4.2, Section 4.6, Section 6.1 or this Section 6.2.

Section 6.3 Execution of Amendments. Upon obtaining such approvals required by the MGCL, these Articles of Incorporation and the Bylaws, and without further action or execution by any other Person, (i) any amendment to these Articles of Incorporation may be implemented and reflected in a writing executed solely by the requisite members of the board of directors, and (ii) the stockholders shall be deemed a party to and bound by such amendment of these Articles of Incorporation.

ARTICLE VII

LIMITATION OF LIABILITY; INDEMNIFICATION AND

ADVANCE OF EXPENSES

Section 7.1 Limitation of Stockholder Liability. No stockholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of being a stockholder, nor shall any stockholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Corporation’s assets or the affairs of the Corporation by reason of being a stockholder.

Section 7.2 Limitation of Director and Officer Liability. To the fullest extent permitted by Maryland law, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 7.3 Indemnification. The Corporation shall have the power to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, and (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or director of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, in each case to the fullest extent permitted by Maryland law. The Corporation may, with the approval of the board of directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a Person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or the Adviser or a predecessor thereof. The board of directors may take such action as is necessary to carry out this Section 7.3. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

Section 7.4 Express Exculpatory Clauses in Instruments. Neither the stockholders nor the directors, officers, employees or agents of the Corporation, shall be liable under any written instrument creating an obligation of the Corporation by reason of their being stockholders, directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Corporation’s assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any stockholder, director, officer, employee or agent liable thereunder to any third party, nor shall the directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.

Section 7.5 Limitation on Indemnification. As required under the 1940 Act, no provision of this Article VII shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 7.6 Amendment or Repeal. Neither the amendment nor repeal of this Article VII, nor the adoption or amendment of any other provision of these Articles of Incorporation or Bylaws inconsistent with this Article VII, shall apply to or affect in any respect the applicability of the preceding sections of this Article VII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 7.7 Non-exclusivity. The indemnification and advancement of expenses provided or authorized by this Article VII shall not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the bylaws, a resolution of stockholders or directors, an agreement or otherwise.

ARTICLE VIII

MISCELLANEOUS

If and to the extent that any provision of the MGCL or any provision of these Articles of Incorporation or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Articles of Incorporation or the Bylaws or render invalid or improper any action taken or omitted prior to such determination.

THIRD: The amendment to and restatement of the Articles of Incorporation as hereinabove set forth have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

FIFTH: The name and address of the Corporation’s current resident agent in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article IV of the foregoing amendment and restatement of the Articles of Incorporation.

SEVENTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share.

EIGHTH: The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

NINTH: The undersigned acknowledges these Third Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused these Third Articles of Amendment and Restatement to be signed in its name and on its behalf by the undersigned as of              ,        20 .

ATTEST:	SIERRA INCOME CORPORATION

By:
Name:	Name:
Title:	Title:

EXHIBIT C

[See attached.]

EXHIBIT C

AMENDED AND RESTATED BYLAWS OF

SIERRA INCOME CORPORATION

ARTICLE I

OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of Sierra Income Corporation (the “Corporation”) shall be located at such place as the Corporation’s board of directors (the “Board”) may designate.

Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. PLACE. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place as shall be set by the Board and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board each year.

Section 3. SPECIAL MEETINGS.

(a) General. The Chairman of the Board, the chief executive officer, the president or the Board may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of the stockholders entitled to cast not less than ten percent (the “Special Meeting Percentage”) of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting, the matters proposed to be acted on at it and any material interest in such matter of such stockholder, including any anticipated benefit to such stockholder therefrom. The Record Date Request Notice shall be signed by one or more stockholders of record as of the date of signature (or their duly authorized agents), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon receiving the Record Date Request Notice, and subject to Maryland General Corporation Law (the “MGCL”), the Board may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the 5:00 pm, Eastern Time, on the date on which the resolution fixing the Request Record Date is adopted by the Board. If the Board, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be 5:00 pm Eastern Time on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their duly authorized agents) as of the Request Record Date entitled to cast not less than the Special Meeting Percentage of all of the votes entitled to be cast at such meeting (the “Special Meeting Request”) shall be delivered to the secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to the matters set forth in the Record Date Request Notice received by the secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed) and the class, series and number of all shares of the Corporation which are owned by each such stockholder, and the nominee holder for, and number of, shares owned beneficially but not of record, shall be sent to the secretary by registered mail, return receipt requested, and shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by subsection (b)(2) of this Section 3, the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) Any special meeting shall be held at such place, date and time as may be designated by the Board; provided, however, that the date of any stockholder requested meeting shall be not more than 60 days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the “Delivery Date”), a date and time for a stockholder requested meeting, then such meeting shall be held at 2:00 p.m. local time on the 60th day after the Meeting Record Date or, if such 60th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board fails to designate a place for a stockholder requested meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Board may consider such factors as the directors deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board to call an annual meeting or a special meeting. In the case of any stockholder requested meeting, the Board shall fix a Meeting Record Date that is a date not later than 30 days after the Delivery Date.

(5) If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary’s intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Board, the Chairman of the Board, the chief executive officer or the president may appoint independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent at least the Special Meeting Percentage. Nothing contained in this subsection (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 4. NOTICE OF MEETINGS. Written or printed notice of the purpose or purposes, in the case of a special meeting, and of the time and place of every meeting of the stockholders, whether it be an annual meeting or a special meeting, shall be given by the secretary of the Corporation to each stockholder of record entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting, by either placing the notice in the mail, delivering it by overnight delivery service or transmitting the notice by electronic mail or any other electronic means at least 15 days, but not more than 60 days, prior to the date designated for the meeting, addressed to each stockholder at such stockholder’s address appearing on the books of the Corporation or supplied by the stockholder to the Corporation for the purpose of notice. The notice of any meeting of stockholders may be accompanied by a form of proxy approved by the Board in favor of the actions or persons as the Board may select. Notice of any meeting of stockholders shall be deemed waived by any stockholder who attends the meeting in person or by proxy or who before or after the meeting submits a signed waiver of notice that is filed with the records of the meeting.

Except as provided in Article II, Section 11, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice of such meeting, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice of such meeting.

Section 5. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board, if any, or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Vice Chairman of the Board, if any, the chief executive officer, the president, any vice president, the secretary, the treasurer or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the secretary’s absence, an assistant secretary or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or, in the absence of assistant secretaries, an individual appointed by the Board or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (g) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 6. QUORUM. The presence in person or by proxy of the holders of shares of the Corporation entitled to cast a majority of the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of shares, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.

If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 7. VOTING. Directors shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by the MGCL or by the charter of the Corporation (the “Articles of Incorporation”). Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 8. PROXIES. A stockholder may cast the votes entitled to be cast by the shares owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall become invalid due to the adjournment or postponement of a meeting of stockholders, or a change in the record date for such meeting, unless so provided in the proxy. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 9. VOTING OF SHARES BY CERTAIN HOLDERS. Shares of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or director thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such share. Any fiduciary may vote a share registered in his or her name as such fiduciary, either in person or by proxy.

Shares of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the share transfer books, the time after the record date or closing of the share transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified share in place of the stockholder who makes the certification.

Section 10. INSPECTORS. The Board, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, as defined in Section 6 of this Article II, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, and determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTORS AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of subsection (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), (A) the name, age, business address and residence address of each Proposed Nominee, (B) the class, series and number of any shares of the Corporation that are beneficially owned by such each Proposed Nominee and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such Proposed Nominee is, or is not, an “interested person” of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “1940 Act”) and information regarding such Proposed Nominee that is sufficient, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to make such determination, (D) such Proposed Nominee’s written consent to being named in the Corporation’s proxy statement as a nominee and to serve as a director of the Corporation if elected, (E) such Proposed Nominee’s certification that he or she currently intends to serve as a director for the full term for which he or she is standing (if so elected), (F) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit from changes in the price of securities of the Corporation for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the securities of the Corporation and (G) all other information relating to such stockholder and Proposed Nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder; (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and any Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of the Corporation which are owned beneficially by such stockholder and by such Stockholder Associated Person, if any, (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this Section 11(a)(2), the name and address of such stockholder and any Stockholder Associated Person, as they appear on the Corporation’s share ledger and current name and address, if different, and of such Stockholder Associated Person and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice. Such stockholder’s notice shall also attach (i) a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request) and (ii) an agreement from each Proposed Nominee (in the form to be provided by the Corporation upon written request) that such nominee represents and agrees that he or she would be in compliance, if elected as a director of the Corporation, and will comply, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation relating to his or her membership on the Board.

(3) Notwithstanding anything in this Section 11(a) to the contrary, in the event the Board increases or decreases the number of directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 pm Eastern Time on the tenth day following the day on which such public announcement is first made by the Corporation.

(4) For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any Beneficial Owner (as defined in the Articles of Incorporation) of shares of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(5) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 11. Any stockholder proposing a nominee for election as a director or any proposal of other business at a meeting of stockholders shall notify the Corporation of any inaccuracy or change in such stockholder’s notice (within two Business Days of becoming aware of such inaccuracy or change). Upon written request by the Secretary or the Board, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

(6) Except as otherwise expressly provided in any applicable rule or regulation, only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. Except as otherwise required by law, the chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11 and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 11, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) provided that the Board has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(2) of this Section 11 shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(c) General. (1) Upon written request by the secretary or the Board or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

(3) For purposes of this Section 11, (a) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (b) “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12. VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III

DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board. The Board may designate a Chairman of the Board and a Vice Chairman of the Board, who shall not be officers of the Corporation but shall have such powers and duties as determined by the Board from time to time.

Section 2. NUMBER AND TENURE. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than three nor more than 12, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

Section 3. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board. Regular meetings of the Board shall be held from time to time at such places and times as provided by the Board by resolution, without notice other than such resolution.

Section 4. SPECIAL MEETINGS. Special meetings of the Board may be called by or at the request of the Chairman of the Board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board may fix any place as the place for holding any special meeting of the Board called by them. The Board may provide, by resolution, the time and place for the holding of special meetings of the Board without notice other than such resolution.

Section 5. NOTICE. Notice of any special meeting of the Board shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer- back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6. QUORUM. A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the Articles of Incorporation or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 7. VOTING. The action of the majority of the directors present at a meeting at which a quorum, as defined in Section 6 of this Article III, is present shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation. If enough directors have withdrawn from a meeting to leave less than a quorum, as defined in Section 6 of this Article III, but the meeting is not adjourned, the action of the majority of the directors still present at such meeting shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation.

Section 8. ORGANIZATION. At each meeting of the Board, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as Chairman. In the absence of both the chairman and vice chairman of the board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as Chairman. The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the Chairman, shall act as secretary of the meeting.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time; provided however, this Section 9 does not apply to any action of the directors pursuant to the 1940 Act, that requires the vote of the directors to be cast in person at a meeting. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a consent in writing to such action is signed by each director and such written consent is filed with the minutes of proceedings of the Board; provided however, this Section 10 does not apply to any action of the directors pursuant to the 1940 Act that requires the vote of the directors to be cast in person at a meeting.

Section 11. VACANCIES. If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder, if any. Pursuant to the Corporation’s election in Article IV of the Articles of Incorporation, subject to applicable requirements of the 1940 Act, except as may be provided by the Board in setting the terms of any class or series of preferred shares, (a) any vacancy on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board, may receive compensation per year and/or per meeting and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. LOSS OF DEPOSITS. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or shares have been deposited.

Section 14. SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 15. RELIANCE. Each director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees, accountants, appraisers or other experts or consultants selected by the Board or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

ARTICLE IV

COMMITTEES

Section 1. APPOINTMENT BY BOARD. The Board may appoint from among its members an Audit Committee, a Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board.

Section 2. POWERS. The Board may delegate to committees appointed under Section 1 of this Article any of the powers of the Board, except as prohibited by law.

Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 6. VACANCIES. Subject to the provisions hereof, the Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee. Subject to the power of the Board, the members of the committee shall have the power to fill any vacancies on the committee.

ARTICLE V

OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, a chief investment officer, a chief compliance officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries, assistant treasurers or other officers. Each officer shall hold office until his or her successor is elected and qualifies or until death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board, the chairman of the Board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board for the balance of the term.

Section 4. CHIEF EXECUTIVE OFFICER. The Board may designate a chief executive officer. In the absence of such designation, the president shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board, and for the management of the business and affairs of the Corporation.

Section 5. CHIEF OPERATING OFFICER. The Board may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 6. CHIEF INVESTMENT OFFICER. The Board may designate a chief investment officer. The chief investment officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 7. CHIEF FINANCIAL OFFICER. The Board may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 8. CHIEF COMPLIANCE OFFICER. The Board shall designate a chief compliance officer to the extent required by, and consistent with the requirements of, the 1940 Act. The chief compliance officer, subject to the direction of and reporting to the Board, shall be responsible for the oversight of the Corporation’s compliance with the federal securities laws and other applicable regulatory requirements. The designation, compensation and removal of the chief compliance officer must be approved by the Board, including a majority of the directors who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Corporation. The chief compliance officer shall perform such executive, supervisory and management functions and duties as may be assigned to him or her from time to time.

Section 9. PRESIDENT. In the absence of a designation of a chief executive officer by the Board, the president shall be the chief executive officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board from time to time.

Section 10. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board. The Board may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

Section 11. SECRETARY. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board and committees of the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the share transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board.

Section 12. TREASURER. The treasurer shall be responsible for: (1) the custody of the funds and securities of the Corporation; (2) the keeping of full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and (3) the depositing of all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. In the absence of a designation of a chief financial officer by the Board, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and Board, at the regular meetings of the Board or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

If required by the Board, the treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

Section 13. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board. The assistant treasurers shall, if required by the Board, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board.

ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when authorized or ratified by action of the Board and executed by an authorized person.

Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board.

Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may designate.

ARTICLE VII

SHARES

Section 1. CERTIFICATES; REQUIRED INFORMATION. Except as otherwise provided in a resolution approved by the Board, all shares of the Corporation shall be uncertificated shares. In the event that the Corporation issues shares represented by certificates, such certificates shall be signed by the officers of the Corporation in the manner permitted by the MGCL and contain the statements and information required by the MGCL.

Section 2. TRANSFERS WHEN CERTIFICATES ISSUED. Upon surrender to the Corporation or the transfer agent of the Corporation of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Subject to Article II, Section 9 hereof, the Corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of shares will be subject in all respects to the Articles of Incorporation and all of the terms and conditions contained therein.

Section 3. LOST CERTIFICATES. The president, the secretary, the treasurer or any officer designated by the Board may direct a new certificate or uncertificated shares to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate or uncertificated shares, an officer designated by the Board may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner’s legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate or uncertificated shares.

Section 4. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to 5:00 pm Eastern Time on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

In lieu of fixing a record date, the Board may provide that the share transfer books shall be closed for a stated period but not longer than 20 days. If the share transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of such meeting.

If no record date is fixed and the share transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 pm Eastern Time on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be 5:00 pm Eastern Time on the day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. SHARE LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6. FRACTIONAL SHARES; ISSUANCE OF UNITS. The Board may issue fractional shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, the Board may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII

ACCOUNTING YEAR

The fiscal year of the Corporation shall end on December 31 of each fiscal year, and may thereafter be changed by duly adopted resolution of the Board from time to time.

ARTICLE IX

DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the shares of the Corporation may be authorized by the Board, subject to the provisions of law and the Articles of Incorporation. Dividends and other distributions may be paid in cash, property or shares of the Corporation, subject to the provisions of Maryland law and the Articles of Incorporation.

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board shall determine to be in the best interest of the Corporation, and the Board may modify or abolish any such reserve.

ARTICLE X

SEAL

Section 1. SEAL. The Board may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated in Maryland.” The Board may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI

INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by the charter of the Corporation, Maryland law and the 1940 Act, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another Corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. Any indemnification or advance of expenses made pursuant to this Article XI shall be subject to applicable requirements of the 1940 Act.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Articles of Incorporation of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

No provision of this Article XI shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willfulness misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

ARTICLE XII

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Articles of Incorporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIII

1940 ACT

If and to the extent that any provision of the MGCL or any provision of the Articles of Incorporation or these Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Bylaws or the Articles of Incorporation or render invalid or improper any action taken or omitted prior to such determination.

ARTICLE XIV

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or asserting a claim of breach of any standard of conduct set forth in the Maryland General Corporation Law, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law, the Articles of Incorporation or these bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, the Corporation and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

ARTICLE XV

AMENDMENT OF BYLAWS

These Bylaws may be altered, amended or repealed or new bylaws may be adopted in the manner described in the Articles of Incorporation.

EXHIBIT D

[See attached.]

EXHIBIT D

ARTICLES OF AMENDMENT

SIERRA INCOME CORPORATION

Sierra Income Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST: The Corporation desires to, and hereby does, amend its charter (the “Charter”) as currently in effect as hereinafter set forth.

SECOND: The Charter is hereby amended by deleting Section 4.6 of Article IV in its entirety and inserting the following:

To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation[ or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors.

THIRD: These Articles of Amendment have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share. The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by the undersigned as of                   , 20         .

ATTEST:	SIERRA INCOME CORPORATION

By:
Name:	Name:
Title:	Title:

Exhibit 10.1

EXECUTION COPY

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MEDLEY CAPITAL CORPORATION STOCKHOLDER LITIGATION	) ) ) ) )	CONS. C.A. No. 2019-0100-KSJM

STIPULATION AND AGREEMENT OF COMPROMISE AND SETTLEMENT

This Stipulation and Agreement of Compromise and Settlement (the “Stipulation”), dated July 29, 2019, which is entered into by and among (i) FrontFour Capital Group LLC (“FFCG”) and FrontFour Master Fund, Ltd. (“FFMF”) (collectively, “Plaintiffs”), on their own behalf and on behalf of the Settlement Class (as defined herein); and (ii) Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management Inc. (“MDLY”), Medley Capital Corporation (“MCC”), MCC Advisors LLC, Medley Group LLC, and Medley LLC (collectively, “Stipulating Defendants”), by and through their undersigned attorneys, states all of the terms of the settlement and resolution of this matter and is intended by the Parties (as defined herein) to fully and finally release, resolve, compromise, settle and discharge the Released Plaintiffs’ Claims (as defined herein) against the Released Defendant Parties (as defined herein) and the Released Defendants’ Claims (as defined herein) against the Released Plaintiff Parties (as defined herein), subject to the approval of the Court of Chancery of the State of Delaware (the “Court” or “Court of Chancery”).

WHEREAS:

A.  On August 9, 2018, Sierra Income Corporation (“SIC”), MCC, and MDLY issued a joint press release concerning definitive agreements pursuant to which (i) MCC would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and SIC (the “MCC Merger Agreement”), merge with and into SIC, with SIC continuing as the surviving company in the merger (the “MCC Merger”), and (ii) MDLY would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MDLY, SIC, and Sierra Management, Inc., a wholly owned subsidiary of SIC (“Merger Sub”) (the “MDLY Merger Agreement”), merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger,” and together with the MCC Merger, the “Transactions”).

B.  On August 15, 2018, SIC, MCC, and MDLY filed the MCC Merger Agreement and MDLY Merger Agreement with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to Current Reports on Form 8-K.

C.  On December 21, 2018, SIC, MCC, and MDLY filed with the SEC a joint definitive proxy statement/prospectus in connection with the Transactions (the “Definitive Proxy Statement”).

D.  On January 11, 2019, FFCG commenced an action in the Court of Chancery, captioned FrontFour Capital Group LLC, et al. v. Medley Capital Corporation, No. 2019-0021-KSJM (Del. Ch.), seeking inspection of certain of MCC’s books and records pursuant to 8 Del. C. § 220 in connection with the Transactions (the “FrontFour 220 Action”).

E.  On January 16, 2019, Stephen Altman commenced an action in the Court of Chancery, captioned Stephen Altman v. Medley Capital Corporation, No. 2019-0031-KSJM (Del. Ch.), seeking inspection of certain of MCC’s books and records pursuant to 8 Del. C. § 220 in connection with the Transactions (the “Altman 220 Action”).

F.  On February 5, 2019, SIC, MCC, and MDLY filed with the SEC definitive additional solicitation materials on Schedule 14A containing certain supplemental disclosures in connection with the Transactions (the “Proxy Supplement”).

G.  On February 11, 2019, FFCG and FFMF commenced a purported stockholder class action in the Court of Chancery, captioned FrontFour Capital Group LLC, et al. v. Brook Taube, et al., No. 2019-0100-KSJM (Del. Ch.) (the “FrontFour Action”), against the Stipulating Defendants and SIC (collectively, “Defendants”). On February 12, 2019, FFCG and FFMF filed a Verified Amended Complaint for Injunctive Relief (the “Complaint”).

H.  The Complaint alleged that the Individual Defendants (as defined below) in the FrontFour Action breached their fiduciary duties to MCC stockholders in connection with (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v)  the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. The Complaint also alleges that MDLY, SIC, MCC Advisors LLC, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties, and it sought to enjoin the vote of MCC stockholders on the Transactions and enforcement of certain provisions of the MCC Merger Agreement and to compel a curative sale process and additional disclosures.

I.  On March 6, 2019, MCC commenced an action in the United States District Court for the Southern District of New York, captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.), against FFCG, FFMF, FrontFour Capital Corporation, FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas, Zachary R. George (collectively, “FrontFour”), Moab Capital Partners, LLC (“Moab”), HFR Asset Management, L.L.C. (“HFR”), and NexPoint Advisors, L.P. (“NexPoint,” together with FrontFour, Moab, and HFR, the “Federal Defendants”), alleging that the Federal Defendants were engaging in an illegal solicitation of MCC’s stockholders in connection with the Transactions in violation of federal securities laws (the “Federal Action”). MCC sought damages and injunctive relief to prevent the Federal Defendants from continuing their alleged illegal solicitation of MCC’s stockholders.

2

J.  The Court held a trial on the claims in the FrontFour Action on March 6-7, 2019 and issued a Memorandum Opinion on March 11, 2019, which it subsequently revised on March 22, 2019 (the “Decision”).

K.  On March 20, 2019, Altman commenced a purported stockholder class action by filing a complaint (the “Altman Complaint”) in the Court of Chancery, captioned Stephen Altman v. Brook Taube, et al., No. 2019-0219-KSJM (Del. Ch.) (the “Altman Action”), against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg.

L.  The Altman Complaint alleged that the defendants in the Altman Action breached their fiduciary duties to MCC stockholders in connection with the Transactions, including by approving adjournments of the vote of the MCC stockholders on the Transactions and issuing allegedly false and misleading disclosures regarding the reasons for those adjournments.

M.  On April 8, 2019, pursuant to a stipulation of all parties to the FrontFour Action and the Altman Action, the Court consolidated the Altman Action with the FrontFour Action (collectively, the “Action”), appointed the plaintiffs in the FrontFour Action as lead plaintiffs in the Action, appointed counsel to the plaintiffs in the FrontFour Action as lead plaintiffs’ counsel in the Action, and designated the Complaint as the operative complaint in the Action.

N.  Following the Court’s issuance of the Decision, the Parties engaged in extensive, arm’s length negotiations and reached an agreement in principle to finally and fully settle the claims against the Stipulating Defendants.

O.  On April 24, 2019, pursuant to a stipulation by Plaintiffs and Stipulating Defendants, the Court entered an order staying the Action until May 15, 2019, except for steps necessary to implement the Settlement.

P.  The entry by Plaintiffs and Stipulating Defendants into this Stipulation is not an admission as to the merit or lack of merit of any claims or defenses asserted in the Action or the Federal Action.

Q.  Plaintiffs’ Counsel have conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Action. Plaintiffs’ Counsel have analyzed the evidence adduced during their investigation, through discovery and at trial, and have researched the applicable law with respect to Plaintiffs and the Settlement Class. In negotiating and evaluating the terms of this Stipulation, Plaintiffs’ Counsel considered the significant legal and factual defenses to Plaintiffs’ claims, including the possibility of appeal of the Decision. Plaintiffs and Plaintiffs’ Counsel have received sufficient information to evaluate the merits of this proposed Settlement. Based upon their evaluation, Plaintiffs and Plaintiffs’ Counsel have determined that the Settlement set forth in this Stipulation is fair, reasonable and adequate and in the best interests of all Class Members (as defined herein), and that it confers substantial benefits upon the Class Members.

3

R.  Stipulating Defendants deny any and all allegations of wrongdoing, fault, liability or damage to Plaintiffs or to other Class Members; deny that they engaged in, committed or aided or abetted the commission of any breach of duty, wrongdoing or violation of law; deny that Plaintiffs or any of the other Class Members suffered any damage whatsoever; deny that they acted improperly in any way; believe that they acted properly at all times; maintain that they complied with their fiduciary duties; maintain that they have complied with federal and state securities laws; and maintain that they have committed no disclosure violations or any other breach of duty or wrongdoing whatsoever in connection with the Transactions.

S. The Parties enter into this Stipulation solely to eliminate the uncertainties, burden and expense of further litigation. Nothing in this Stipulation shall be construed as any admission by any of the Parties of wrongdoing, fault, liability, or damages whatsoever.

NOW, THEREFORE, IT IS HEREBY STIPULATED, CONSENTED TO AND AGREED, by Plaintiffs, for themselves and on behalf of the Settlement Class, and Stipulating Defendants that, as set forth and provided for in this Stipulation, subject to the approval of the Court and pursuant to Delaware Court of Chancery Rule 23, for good and valuable consideration as set forth herein and conferred, the claims against the Stipulating Defendants shall be finally, forever and fully settled, compromised and dismissed, on the merits and with prejudice, and that the Released Plaintiffs’ Claims shall be finally and fully compromised, settled, released, discharged and dismissed on the merits and with prejudice as against the Released Defendant Parties, and that the Released Defendants’ Claims shall be finally and fully compromised, settled, released, discharged and dismissed with prejudice as against the Released Plaintiff Parties, in the manner set forth herein.

  A. Certain Definitions

1.  In addition to the terms defined elsewhere herein, the following capitalized terms, used in this Stipulation, shall have the meanings specified below:

(a)  “Account” means an interest-bearing account controlled by Plaintiffs’ Counsel into which the Class Payment (as defined below) shall be made.

(b)  “Amended MCC Merger Agreement” has the meaning set out in Paragraph 6 below.

(c)  “Amended MDLY Merger Agreement” has the meaning set out in Paragraph 7 below.

(d) “Cede” means Cede & Co., Inc.

4

(e)  “Claims” mean any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, fines, sanctions, fees, attorneys’ fees, expert or consulting fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, which now exist, or heretofore or previously existed, including known claims and Unknown Claims, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal or state securities law, federal or state antitrust law, or under state disclosure law or any claims that could be asserted derivatively on behalf of MCC).

(f)  “Class Distribution Order” means an order authorizing the specific distribution of the Net Settlement Amount.

(g)  “Class Payment” means a total of (i) $30,000,000 in Combined Company Common Stock, the number of shares of which is to be calculated using the pro forma net asset value reported in the proxy supplement disclosing the Amended MCC Merger Agreement (the “Stock Component”) and (ii) $17,000,000 in cash (the “Cash Component”).

(h) “Closing” means the consummation of the Transactions.

(i)  “Closing Beneficial Ownership Position” means, for each Eligible Beneficial Owner, the number of shares of MCC common stock beneficially owned by such Eligible Beneficial Owner as of Closing; provided, however, that no Excluded Shares may comprise any part of any Closing Beneficial Ownership Position.

(j)  “Closing Security Position” means, for each DTC Participant, the number of shares of MCC common stock reflected on the DTC allocation report used by DTC to distribute portions of the Net Settlement Amount.

(k)  “Combined Company” means SIC, including Merger Sub, its wholly owned subsidiary, following the Closing.

5

(l)  “Combined Company Common Stock” means common stock, par value $0.001 per share, of SIC, which will be listed on the NYSE and is expected to be listed on the TASE, with such listings expected to be effective as of the Closing.

(m) “DTC” means Depository Trust Company.

(n)  “DTC Participants” means the DTC participants to which DTC will distribute portions of the Net Settlement Amount pursuant to the terms of this Stipulation.

(o)  “DTC Records” mean the information to be obtained from DTC necessary to facilitate DTC’s distribution of the Net Settlement Amount to Eligible Beneficial Owners.

(p)  “Effective Date” means the first date by which all of the events and conditions specified in Section F of this Stipulation have occurred and been met (or have been waived in a writing signed by the Party for whose benefit the conditions exist).

(q)  “Eligible Beneficial Owner” means the ultimate beneficial owner of any shares of MCC common stock at the Closing, provided, however, that no Excluded Stockholder may be an Eligible Beneficial Owner.

(r)  “Eligible Class Members” means Class Members who hold shares of MCC common stock at the Closing and therefore are entitled to receive a portion of the consideration available to MCC shareholders in connection with the MCC Merger, in accordance with the terms of the MCC Merger Agreement (the “Merger Consideration”) for their Eligible Shares. For the avoidance of doubt, Eligible Class Members exclude all Excluded Stockholders.

(s)  “Eligible Registered Owners” means the registered owners of MCC common stock who or which are entitled to receive the Merger Consideration at the Closing.

(t)  “Eligible Shares” means shares of MCC common stock owned by Eligible Class Members at the Closing.

(u)  “Excluded Shares” means the shares of MCC common stock beneficially owned by the Excluded Stockholders.

(v)  “Excluded Stockholders” means those persons and entities excluded from the Settlement Class as described below in the definition of “Settlement Class.”

(w)  “Final,” when referring to the Judgment, means entry of the Judgment, the expiration of any time for appeal or review of the Judgment, or, if any appeal is filed and not dismissed or withdrawn, after the Judgment is upheld on appeal in all material respects and is no longer subject to review upon appeal or other review, and the time for any petition for reargument, appeal or review of the Judgment or any order affirming the Judgment has expired; or, in the event that the Court enters a judgment in a form other than the form attached hereto as Exhibit D (“Alternative Judgment”) and none of the Parties hereto elects to terminate this Stipulation, the expiration of any time for appeal or review of the Alternative Judgment, or if an appeal is filed and not dismissed or withdrawn, after the Alternative Judgment is upheld on appeal in all material respects and is no longer subject to review upon appeal or other review, and the time for any petition for reargument, appeal or review of the Alternative Judgment or any order affirming the Alternative Judgment has expired; provided, however, that any disputes or appeals relating solely to the amount, payment or allocation of Plaintiffs’ Counsel’s attorneys’ fees and expenses shall have no effect on finality for purposes of determining the date on which the Judgment or an Alternative Judgment becomes Final and shall not otherwise prevent, limit or otherwise affect the effectiveness of the Judgment or an Alternative Judgment or prevent, limit, delay or hinder entry of the Judgment or an Alternative Judgment.

6

(x)  “Highland Parties” means Highland Global Allocation Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P., Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc., NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, or any respective past or present direct or indirect affiliates, associates, members, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, legal representatives, heirs, executors, administrators, assigns, officers, directors, employees, agents, representatives, advisors, financial or investment advisors, insurers, or attorneys of any of the foregoing entities.

(y)  “Immediate Family” means an individual’s spouse, parents, siblings, children, grandparents, grandchildren; the spouses of his or her parents, siblings and children; and the parents and siblings of his or her spouse, and includes step and adoptive relationships. In this paragraph, “spouse” shall mean a husband, a wife, or a partner in a state-recognized domestic partnership or civil union.

(z)  “Individual Defendants” means Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg.

(aa) “Judgment” means the Order and Final Judgment to be entered in the Action substantially in the form attached as Exhibit D hereto.

(bb) “Net Settlement Amount” means the Settlement Fund less (i) any and all Notice and Administration Costs; (ii) any and all Taxes and Tax Expenses; and (iii) any other fees, costs or expenses approved by the Court.

(cc) “Notice and Administration Costs” means fees, costs and expenses incurred by the Settlement Administrator, or any other person in connection with providing notice (including postage and any broker reimbursement costs) to Class Members and administering the Settlement, including all fees, costs and expenses incurred in connection with issuing payments to members of the Settlement Class.

(dd) “Party” means any one of, and “Parties” means all of, the parties to this Stipulation, namely, Stipulating Defendants and Plaintiffs, on behalf of themselves and the Settlement Class.

(ee) “Per-Share Recovery” means the per-share recovery under the Settlement, which will be calculated by dividing the total amount of the Net Settlement Amount by the total number of Eligible Shares held by all Eligible Class Members.

(ff) “Plaintiffs’ Counsel” means the law firms of Abrams & Bayliss LLP and Olshan Frome Wolosky LLP.

(gg) “Released Defendant Parties” means (i) any and all of the Stipulating Defendants; (ii) the Stipulating Defendants’ Immediate Family members, and respective past or present direct or indirect affiliates, associates, members, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, officers, directors, employees, agents, representatives, advisors, financial or investment advisors (including the financial advisor to the MCC Special Committee), insurers, and attorneys (including Stipulating Defendants’ Counsel); and (iii) the legal representatives, heirs, executors, administrators, predecessors, successors, predecessors-in-interest, successors-in- interest and assigns of any of the foregoing.

7

(hh) “Released Defendants’ Claims” means all Claims that were or could have been asserted in the Action, including, without limitation, all Claims arising out of or relating to (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, the Amended MCC Merger Agreement, the MDLY Merger Agreement, and the Amended MDLY Merger Agreement (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v) the fiduciary duties or obligations of the Stipulating Defendants in connection with the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. Released Defendants’ Claims shall also include all Claims arising out of or relating to the prosecution and settlement of the Action and all Claims that were or could have been asserted in the Federal Action, provided, however, that the Released Defendants’ Claims shall not include any Claims that were or could have been asserted in the Federal Action against any of the Highland Parties. Notwithstanding the foregoing, the Released Defendants’ Claims shall not include claims to enforce the Stipulation or the Governance Agreement (as defined below).

(ii) “Released Plaintiff Parties” means (i) any and all of Plaintiffs, FrontFour and their respective past or present direct or indirect affiliates, associates, members, managers, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, officers, directors, employees, agents, representatives, advisors, financial or investment advisors, insurers, and attorneys (including Plaintiffs’ Counsel); (ii) the legal representatives, heirs, executors, administrators, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns of any of the foregoing; and (iii) all other Class Members.

(jj) “Released Plaintiffs’ Claims” means all Claims that were or could have been asserted in the Action, including, without limitation, all Claims arising out of or relating to (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, the Amended MCC Merger Agreement, the MDLY Merger Agreement, and the Amended MDLY Merger Agreement (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v) the fiduciary duties or obligations of the Stipulating Defendants in connection with the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. Released Plaintiffs’ Claims shall also include all Claims arising out of or relating to the prosecution and settlement of the Federal Action. Notwithstanding the foregoing, the Released Plaintiffs’ Claims shall not include claims to enforce the Stipulation or the Governance Agreement (as defined below).

(kk) “Releases” means the releases set forth in Section C of this Stipulation.

(ll) “Settlement” means the settlement contemplated by this Stipulation.

(mm) “Settlement Administrator” means the administrator retained by Plaintiffs to oversee the administration of the Settlement and distribution of the Class Payment.

(nn) “Settlement Class” means any and all record holders and beneficial owners of MCC common stock at any time during the Settlement Class Period, together with their successors and assigns, but excluding Stipulating Defendants, their Immediate Family, SIC and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the Stipulating Defendants, members of their Immediate Families or SIC.

8

(oo) “Settlement Class Member” or “Class Member” means a member of the Settlement Class.

(pp) “Settlement Class Period” means the period between and including August 9, 2018, and the later of the (i) the Closing, (ii) the consummation of any transaction based on a Superior Proposal (as defined in the Amended MCC Merger Agreement), and (iii) the termination of the Amended MCC Merger Agreement.

(qq) “Settlement Fund” means the Class Payment, plus all interest earned thereon.

(rr) “Settlement Hearing” means the hearing to be held by the Court to determine whether to certify the Settlement Class as a non-opt-out class pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2); whether the proposed Settlement should be approved as fair, reasonable and adequate; whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the Class; whether any objections to the Settlement should be overruled; whether the Action should be dismissed with prejudice as against the Released Defendant Parties; whether a Judgment approving the Settlement should be entered in accordance with the terms of this Stipulation; and whether and in what amount any award of attorneys’ fees and reimbursement of expenses should be paid to Plaintiffs’ Counsel.

(ss) “Stipulating Defendants’ Counsel” means the law firms of Morris, Nichols, Arsht & Tunnel LLP; Cadwalader, Wickersham & Taft LLP; Ross Aronstam & Moritz LLP; and Kramer Levin Naftalis & Frankel LLP.

(tt) “Taxes” means all federal, state and/or local taxes of any kind (including any interest or penalties thereon) on any income earned by the Class Payment after being deposited into the Account.

(uu) “Tax Expenses” means the reasonable expenses and costs in connection with determining the amount of, and paying, any Taxes (including, without limitation, reasonable expenses of tax attorneys and accountants), and for the preparation, mailing, administration, and distribution costs and expenses relating to the filing or the failure to file all necessary or advisable tax returns in connection with any Taxes.

9

(vv) “Unknown Claims” means any and all Released Plaintiffs’ Claims which Plaintiffs or any other Class Member does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiffs’ Claims against the Released Defendant Parties, which if known by him, her or it, might have affected his, her or its decision(s) with respect to the Settlement, and any and all Released Defendants’ Claims which any Stipulating Defendant or any other Released Defendant Party does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendants’ Claims against the Released Plaintiff Parties, which if known by him, her, or it might have affected his, her, or its decision(s) with respect to the Settlement. With respect to any and all Released Plaintiffs’ Claims and Released Defendants’ Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs and Stipulating Defendants shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment or Alternative Judgment that becomes Final shall have expressly, waived, relinquished and released any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or other jurisdiction, or principle of common law or foreign law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Plaintiffs and Stipulating Defendants acknowledge, and the other Class Members by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Plaintiffs’ Claims and the Released Defendants’ Claims, but that it is the intention of Plaintiffs and Stipulating Defendants, and by operation of law the other Class Members, to completely, fully, finally and forever extinguish any and all Released Plaintiffs’ Claims and Released Defendants’ Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and Stipulating Defendants acknowledge, and the other Class Members by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of Released Plaintiffs’ Claims was separately bargained for and was a key element of the Settlement.

10

B. Settlement Consideration

2.  In consideration for the full and final release, settlement and discharge of any and all Released Plaintiffs’ Claims against the Released Defendant Parties, and any and all Released Defendants’ Claims against the Released Plaintiff Parties, the Parties have agreed to the following consideration:

Changes to MCC Board of Directors

3.  On April 15, 2019, David A. Lorber and Lowell W. Robinson were appointed to the board of directors of MCC (the “MCC Board”), to the classes of directors up for election in 2021 and 2020, respectively, with Messrs. Lorber and Robinson each being entitled to the same advancement and indemnification rights and insurance coverage as the other members of the MCC Board. In addition, the MCC Board added Messrs. Lorber and Robinson to MCC’s special committee of independent directors (the “MCC Special Committee”), with Mr. Lorber serving as Chair of the MCC Special Committee. Mr. Lorber will also serve as a member of the nominating and corporate governance committee and the compensation committee of the MCC Board, and Mr. Robinson will serve as a member of the audit committee of the MCC Board.

Corrective Disclosures

4.  Stipulating Defendants and Plaintiffs shall work in good faith to agree, as soon as reasonably practicable, upon supplemental disclosures that MCC shall disseminate consistent with the Court’s Decision, and which will also clarify that the echo voting of MCC stock deemed to be controlled by MCC management in connection with the Transactions will be calculated without regard to broker non-votes and abstentions.

Waiver of Standstills

5.  Stipulating Defendants have waived any standstill or similar agreement with MDLY or its affiliates that would otherwise still be in effect as of the date hereof, such that any such agreement will not inhibit or restrict such person or entity’s participation in MCC’s exploration of strategic alternatives.

Merger Agreement Amendment

6.  MCC has used reasonable efforts to obtain SIC’s agreement and MDLY’s consent to the amended MCC Merger Agreement attached as Appendix 1 hereto (the “Amended MCC Merger Agreement”).

11

7.  MDLY has (a) participated and cooperated in the discussions and efforts of Defendants to amend the MDLY Merger Agreement and the MCC Merger Agreement; (b) consented to the Amended MCC Merger Agreement, when presented to MDLY by SIC and MCC; and (c) agreed to the amended MDLY Merger Agreement attached as Appendix 2 hereto (the “Amended MDLY Merger Agreement”).

8.  Subject to obtaining the agreement of SIC to enter into the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement: (i) MCC and SIC shall enter into the Amended MCC Merger Agreement, and, (ii) concurrently with the execution of the Amended MCC Merger Agreement, MDLY, SIC and Merger Sub shall enter into the Amended MDLY Merger Agreement.

9.  Stipulating Defendants and Plaintiffs shall submit this Stipulation and all documents executed in connection with the settlement of the Action to the SEC and shall exercise reasonable efforts to secure SEC exemptive relief to permit the implementation of the Settlement and the closing of the Transactions contemplated by the Amended MCC Merger Agreement and Amended MDLY Merger Agreement.

Empowerment of MCC Special Committee

10. On May 8, 2019, the MCC Board adopted resolutions:

(a)  empowering and directing the MCC Special Committee to retain at MCC’s expense an independent investment bank of the MCC Special Committee’s choosing (the “Go-Shop Banker”) to solicit strategic alternatives for MCC upon either the amendment or waiver of the MCC Merger Agreement, or the termination of the MCC Merger Agreement, which strategic alternatives could, at the discretion of the MCC Special Committee, be recommended to the MCC Board for approval or rejection thereof.

(b)  empowering and directing the MCC Special Committee and its advisors to conduct a “Go-Shop” process whereby they will, upon either the amendment or waiver of the MCC Merger Agreement, or termination of the MCC Merger Agreement, solicit the making, submission and announcement of, and encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an alternative proposal, which alternative proposal could, at the discretion of the MCC Special Committee, be recommended to the MCC Board for approval or rejection thereof.

(c)  authorizing the MCC Special Committee, upon either the amendment or waiver of the MCC Merger Agreement, or termination of the MCC Merger Agreement, in its discretion, subject to the entry into, and in accordance with a confidentiality agreement, to furnish to any person (and its representatives and financing sources subject to the terms and obligations of such confidentiality agreement applicable to such person) any non-public information relating to MCC or afford to any such person (and such representatives and financing sources) access to the business, properties, assets, books, records and other nonpublic information, and to any personnel, of MCC, in any such case with the intent to induce the making, submission and announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an alternative proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an alternative proposal, which alternative proposal could, at the discretion of the MCC Special Committee, be recommended to the MCC Board for approval or rejection thereof.

12

11.  Neither the members of the MCC Special Committee nor their advisors shall disclose the identity of the participants in the Go-Shop process or the nature or amount of any proposals submitted by those participants to the other MCC directors or anyone else until the MCC Special Committee has reached a final decision on the results of the Go-Shop and presents its findings to the MCC Board, unless required by the Amended MCC Merger Agreement or the MCC Special Committee determines in its discretion that (A) disclosing such information prior to that time is consistent with its members’ fiduciary duties, or (B) disclosing such information to the management of MCC and MCC’s advisors is reasonably necessary or advisable in order to conduct the Go-Shop process in an effective, orderly and timely manner (including, but not limited to, the due diligence process to be conducted by participants).

Governance Agreement

12.  Plaintiffs and MCC shall enter into the Governance Agreement attached hereto as Appendix 3 (the “Governance Agreement”).

Establishment of Settlement Fund

13.  In the event that the Closing occurs, the Parties agree that the Settlement Fund will be established as set forth herein. For the avoidance of doubt, the Settlement Fund will not be created if the Closing does not occur for any reason, including if MCC, SIC or MDLY determines to terminate the MCC Merger Agreement or the MDLY Merger Agreement prior to the Closing for any reason whatsoever, including without limitation in order for MCC to enter into an agreement with respect to a Superior Proposal (as defined in the Amended MCC Merger Agreement).

14.  At or prior to the Closing, Defendants (except for MDLY), shall cause the Cash Component of the Class Payment to be deposited into an escrow account in accordance with the terms of the Amended MCC Merger Agreement. Immediately following the Closing, Defendants (except for MDLY) shall deposit, or cause to be deposited, the Cash Component and the Stock Component of the Class Payment into the Account. For the avoidance of doubt, in no event shall MDLY be responsible for the payment of any portion of the Class Payment.

13

15.  Prior to distribution to Eligible Class Members, the Class Payment shall be used to pay the following costs and expenses, with the remaining funds constituting the “Net Settlement Amount”: (i) any and all Notice and Administration Costs, (ii) any and all Taxes and Tax Expenses, and (iii) any other fees, costs or expenses approved by the Court; provided, however, that Plaintiffs’

Counsel shall not receive any funds as part of any Taxes, Tax Expenses, or Notice and Administration Costs.

Distribution of Net Settlement Amount

16.  Plaintiffs shall retain a Settlement Administrator to oversee the administration of the Settlement Fund and distribution of the Net Settlement Amount. Within five (5) business days of the Closing, the Stipulating Defendants (except for MDLY) shall provide or cause to be provided to the Settlement Administrator and Plaintiffs’ Counsel, at no cost to the Settlement Fund, Plaintiffs, Plaintiffs’ counsel, or the Settlement Administrator, the following information: (a) the stockholder register from MCC’s transfer agent, which listing shall include the names and mailing addresses for all Eligible Registered Owners and the number of Eligible Shares held by such Eligible Registered Owners; and (b) the names and mailing addresses for each of the Excluded Stockholders and the number of Excluded Shares held by such Excluded Stockholders, and the account information (including financial institution and account numbers where the Excluded Shares were held) for such Excluded Stockholders. In addition to the foregoing, Plaintiffs’ Counsel may request from Stipulating Defendants (except for MDLY) any additional information as may be required to distribute the Net Settlement Amount to Eligible Class Members and to ensure that the Net Settlement Amount is paid only to Eligible Class Members and not to Excluded Stockholders.

17.  The Stipulating Defendants (except for MDLY) will also obtain from DTC and its nominee, Cede, the DTC Records. The DTC Records shall include, without limitation, an allocation or “chill” report generated by DTC in anticipation of the Transactions to facilitate the allocation of the Merger Consideration to stockholders. Plaintiffs’ Counsel will use any information obtained from DTC solely for the purpose of administering the Settlement as set forth in this Stipulation, and not for any other purpose, and will not disclose any information obtained from DTC to any other party except as necessary to administer the Settlement or as required by law. Information to be provided to DTC in connection with the distribution of the Net Settlement Amount includes, without limitation, the Notice and “suppression letters” from DTC Participants concerning the Excluded Shares, instructing DTC to withhold payment on those Excluded Shares and containing other terms as DTC may reasonably require.

14

18.  The Net Settlement Amount shall be distributed from the Account by the Settlement Administrator to Eligible Class Members on a pro rata basis equal to the product of (a) the number of Eligible Shares held by each Eligible Class Member and (b) the Per-Share Recovery under the Settlement, as promptly as practicable after all of the following conditions are satisfied: (i) the Class Payment has been deposited into the Account following the Closing, (ii) the Court of Chancery has entered the Judgment substantially in the form attached hereto as Exhibit D, or entered an Alternative Judgment dismissing the Action with prejudice and providing for the Releases and none of the Parties elects to terminate the Settlement; (iii) the Judgment or Alternative Judgment, as the case may be, has become Final; and (iv) on notice to Stipulating Defendants’ Counsel, Plaintiffs’ Counsel have applied for, and the Court of Chancery has entered, the Class Distribution Order. Through the Settlement and this Stipulation, the Parties are not intending to create appraisal rights in connection with the Transactions, and the Parties agree to use their best efforts to obtain an order from the Court of Chancery confirming that the distribution of the Net Settlement Amount to Eligible Class Members will not give rise to appraisal rights in connection with the Transactions.

  19. With respect to MCC common stock held of record by Cede, the Settlement Administrator will cause that portion of the Net Settlement Amount to be allocated to Eligible Beneficial Owners who held their shares through DTC Participants to be paid to DTC. DTC shall then distribute that portion of the Net Settlement Amount among the DTC Participants by paying each the Per-Share Recovery times its respective Closing Security Position, using the same mechanism that DTC used to distribute the Merger Consideration and subject to payment suppression instructions with respect to Excluded Shares. The DTC Participants and their respective customers, including any intermediaries, shall then ensure pro rata payment to each Eligible Beneficial Owner in accordance with each Eligible Beneficial Owner’s Closing Beneficial Ownership Position.

20.  With respect to MCC common stock held of record as of the Closing other than by Cede, as nominee for DTC (a “Closing Non-Cede Record Position”), the payment with respect to each such Closing Non-Cede Record Position shall be made by the Settlement Administrator from the Net Settlement Amount directly to the record owner of each Closing Non-Cede Record Position in an amount equal to the Per-Share Recovery times the number of shares of MCC common stock comprising such Closing Non-Cede Record Position.

21.  For the avoidance of doubt, to the extent that any record owner, any DTC Participants, or their respective customers, including any intermediaries, took or permitted actions that had the effect of increasing the number of shares of MCC common stock entitled to payment of the Merger Consideration, whether through permitted naked short-selling or the cash settlement of short positions or through any other means (“Increased Merger Consideration Entitlements”), such record owner, DTC Participants, or their respective customer (including intermediaries) shall be responsible for paying to the ultimate beneficial owners of such Increased Merger Consideration Entitlements an amount equal to the Per- Share Recovery times the number of the Increased Merger Consideration Entitlements.

15

22.  For the avoidance of doubt, a person or entity who acquired shares of MCC common stock on or before the Closing but had not settled those shares at Closing (“Non-Settled Shares”) shall be treated as an Eligible Beneficial Owner with respect to those Non-Settled Shares (except for the Excluded Shares), and a person who sold those Non-Settled Shares on or before the Closing shall not be treated as an Eligible Beneficial Owner with respect to those Non-Settled Shares.

23.  Payment from the Net Settlement Amount made pursuant to and in the manner set forth above shall be deemed conclusive of compliance with this Stipulation.

24.  The Stipulating Defendants and any other Excluded Stockholder shall not have any right to receive any part of the Settlement Fund for his, her or its own account(s) (i.e., accounts for which he, she or it is a beneficial owner, holds a proprietary interest or controls), or any additional amount based on any claim relating to the fact that Settlement proceeds are being received by any other stockholder, in each case under any theory, including but not limited to contract, application of statutory or judicial law, or equity.

25.  In the event that any payment from the Net Settlement Amount is undeliverable or in the event a check is not cashed by the stale date (i.e., more than six months from the check’s issue date), the DTC Participants or the holder of a Closing Non-Cede Record Position shall follow their respective policies with respect to further attempted distribution or escheatment.

26.  The Parties agree that the Settlement Fund is intended to be a Qualified Settlement Fund within the meaning of Treasury Regulation §1.468B-1 and that Plaintiffs’ Counsel, as administrators of the Settlement Fund within the meaning of Treasury Regulation § 1.468B-2(k)(3), shall be solely responsible for filing or causing to be filed all informational and other tax returns as may be necessary or appropriate (including, without limitation, the returns described in Treasury Regulation § 1.468B-2(k)) for the Settlement Fund. Stipulating Defendants shall provide the statement described in Treasury Regulation § 1.468B-3(e) to Plaintiffs’ Counsel within the time period required thereunder. Plaintiffs’ Counsel, as administrators of the Settlement Fund within the meaning of Treasury Regulation § 1.468B-2(k)(3), shall timely make such elections as are necessary or advisable to carry out this paragraph, including, as necessary, making a “relation back election,” as described in Treasury Regulation § 1.468B-1(j), to cause the Qualified Settlement Fund to come into existence at the earliest allowable date, and shall take or cause to be taken all actions as may be necessary or appropriate in connection therewith.

16

27.  All Taxes and Tax Expenses shall be paid out of the Settlement Fund, and shall be timely paid by Plaintiffs’ Counsel without further order of the Court. Any tax returns prepared for the Settlement Fund (as well as the election set forth therein) shall be consistent with the previous paragraph and in all events shall reflect that all Taxes on the income earned by the Class Payment shall be paid out of the Settlement Fund, as provided herein. Stipulating Defendants shall not be liable for any Taxes, Tax Expenses, or income taxes owed by any Class Member.

28.  The Settlement is not a claims-made settlement. Upon the occurrence of the Effective Date, no Defendant or any other person or entity who or which paid any portion of the Class Payment shall have any right to the return of the Class Payment or any portion thereof for any reason whatsoever, including without limitation the inability to locate Class Members or the failure of Eligible Class Members to deposit settlement funds distributed by the Settlement Administrator.

29.  No person or entity shall have any claim against any of the Released Defendant Parties or the Settlement Administrator arising from distributions from the Settlement Fund made substantially in accordance with this Stipulation or any order of the Court. The Released Defendant Parties shall have no liability whatsoever for the investment of the Class Payment or Settlement Fund, notice to the Settlement Class, the administration of the Settlement Fund, the calculation of any distribution from the Settlement Fund, or the nonperformance of the Settlement Administrator, nor shall they have any liability whatsoever for the payment or withholding of Taxes (including interest and penalties) owed by the Class Payment or any losses incurred in connection therewith.

  C. Scope of the Settlement

30.  Upon the entry of the Judgment, or upon the entry of an Alternative Judgment if none of the Parties elects to terminate this Stipulation, the Action shall be dismissed with prejudice, on the merits and without costs.

31.  Upon the Effective Date, Plaintiffs and all Class Members, on behalf of themselves, their legal representatives, heirs, executors, administrators, estates, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, shall thereupon fully, finally and forever, release, settle and discharge the Released Defendant Parties from and with respect to every one of the Released Plaintiffs’ Claims, and shall thereupon be forever barred and enjoined from commencing, instituting or prosecuting any Released Plaintiffs’ Claims against any of the Released Defendant Parties.

17

32.  Upon the Effective Date, each of the Stipulating Defendants, on behalf of themselves, their legal representatives, heirs, executors, administrators, estates, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, shall thereupon fully, finally and forever, release, settle and discharge the Released Plaintiff Parties from and with respect to every one of the Released Defendants’ Claims, and shall thereupon be forever barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Released Plaintiff Parties.

D. Class Certification

33.  For purposes of settlement only, the Parties agree that the Court shall certify a non-opt-out class, pursuant to Court of Chancery Rules 23(b)(1) and (b)(2), consisting of the Settlement Class Members. In the event that this Stipulation is terminated pursuant to its terms, is not approved in all material respects by the Court, Stipulating Defendants withdraw from the Settlement pursuant to the terms hereof, the Settlement does not become Final for any reason, or any judgment or order entered pursuant hereto is reversed, vacated, or modified in any material respect by the Court or any other court, the certification of the Class shall, except as provided in Section J hereof, be deemed vacated, the Action shall proceed as though the Class had never been certified, and no reference to the certification of the Class, or to the Stipulation or its exhibits, shall be made by the Parties for any purpose, except as expressly authorized by the terms of this Stipulation. If any of the foregoing events occur, Stipulating Defendants reserve any and all rights to oppose certification of any plaintiff class in any proceeding (including, but not limited to, any proceedings in the Action).

E. Class Notice and Court Approval

34.  As soon as practicable after execution of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, the Parties shall jointly apply to the Court for entry of an Order in the form attached hereto as Exhibit A (the “Scheduling Order”), providing for, among other things: (a) the dissemination of the Notice of Pendency and Proposed Settlement of Class Action (the “Notice”), substantially in the form attached hereto as Exhibit B; (b) the publication of the Summary Notice of Pendency and Proposed Settlement of Class Action (the “Summary Notice”), substantially in the form attached hereto as Exhibit C; and (c) the scheduling of the Settlement Hearing. The Parties agree to take all reasonable and appropriate steps to seek and obtain entry of the Scheduling Order. At the Settlement Hearing, the Parties shall jointly request that the Judgment be entered.

18

35. Within five (5) business days of the date of entry of the Scheduling Order, Stipulating Defendants shall provide or cause to be provided to the Settlement Administrator and Plaintiffs’ Counsel stockholder information from MCC’s transfer agent as appropriate for providing notice to the Settlement Class in the manner described in the Scheduling Order. MCC shall initially pay the costs of providing notice of the proposed Settlement, which costs shall be reimbursed from the Class Payment as set forth in Section B if the Class Payment is made. Stipulating Defendants otherwise shall not be responsible for the notice to Class Members or the claims administration process.

F. Conditions of Settlement.

36.  This Settlement shall be subject to the following conditions, which the Parties shall use their reasonable efforts to achieve, but each of which must occur in order for the Settlement to be effective:

(a)  the execution of the Governance Agreement, Amended MCC Merger Agreement and Amended MDLY Merger Agreement;

(b)  the Court enters the Scheduling Order substantially in the form attached hereto as Exhibit A;

(c)  the Court enters the Judgment substantially in the form attached hereto as Exhibit D, or the Court has entered an Alternative Judgment and none of the Parties elects to terminate the Settlement; and

  (d) the Parties have complied with their obligations set forth herein.

G. Attorneys’ Fees and Expenses

37.  Plaintiffs’ Counsel will apply to the Court for a collective award of attorneys’ fees to Plaintiffs’ Counsel which shall be no greater than the amount set forth in the Notice attached hereto as Exhibit B (the “Fee Application”). Plaintiffs’ Counsel also will apply to the Court for reimbursement of litigation expenses paid or incurred by Plaintiffs’ Counsel or advanced by Plaintiffs (the “Expense Reimbursement Application”). As of the execution of this Stipulation, the Parties have not discussed the amount of any application by Plaintiffs’ Counsel for an award of attorneys’ fees and expenses. Stipulating Defendants reserve all rights and all grounds to object to, oppose, consent to, or take no position on the amount of fees and expenses sought by Plaintiffs’ Counsel in the Fee Application and the Expense Reimbursement Application.

38.  Plaintiffs’ Counsel will make no other application for an award of attorneys’ fees or expenses other than the Fee Application or the Expense Reimbursement Application. None of Plaintiffs, nor Plaintiffs’ Counsel, shall make, or assist any other counsel in making, any application for an award of fees or expenses in any other jurisdiction.

19

39.  The Parties acknowledge and agree that any fees and expenses awarded by the Court to Plaintiffs’ Counsel (the “Fee and Expense Award”) shall be paid by MCC or its successor and shall not be paid out of the Class Payment or Settlement Fund. In the event that the Fee and Expense Award is disapproved, reduced, reversed or otherwise modified, whether on appeal, further proceedings on remand, successful collateral attack or otherwise, then Plaintiffs’ Counsel shall, within ten (10) business days after Plaintiffs’ Counsel receives notice of any such disapproval, reduction, reversal or other modification, return to MCC or its successor the difference between the attorneys’ fees and expenses awarded by the Court in the Fee and Expense Award on the one hand, and any attorneys’ fees and expenses ultimately and finally awarded on appeal, further proceedings on remand or otherwise, on the other hand.

40.  The disposition of the Fee Application and the Expense Reimbursement Application are not material terms of this Stipulation, and it is not a condition of this Stipulation that such applications be granted. The Parties acknowledge that the Fee Application and the Expense Reimbursement Application may be considered separately from this Stipulation. Any disapproval or modification of the Fee Application and/or the Expense Reimbursement Application by the Court or on appeal shall not affect or delay the enforceability of this Stipulation. Final resolution of the Fee Application and/or the Expense Reimbursement Application shall not be a condition to the dismissal, with prejudice, of the Action or to the effectiveness of the Releases.

41.  Plaintiffs’ Counsel warrant that no portion of any award of attorneys’ fees or expenses shall be paid to any Plaintiff or any Class Member, except as approved by the Court. Plaintiffs’ Counsel shall allocate the Fee and Expense Award among themselves in a manner which they, in good faith, believe reflects the contributions of such counsel to the prosecution and settlement of the Action. Defendants and the Released Defendant Parties shall have no input into or responsibility for the allocation by Plaintiffs’ Counsel of the Fee and Expense Award or for the payment of any fees or expenses of Plaintiffs’ Counsel other than the Fee and Expense Award.

H. Stay Pending Court Approval

42.  The Parties agree to maintain the stay previously entered in the Action, and to stay and not to initiate any other proceedings other than those incident to the Settlement itself pending the occurrence of the Effective Date. The Parties also agree to use their reasonable efforts to seek the stay and dismissal of, and to oppose entry of any interim or final relief in favor of any Class Member in, any other proceedings against any of the Released Defendant Parties which challenges the Settlement or otherwise involves, directly or indirectly, a Released Plaintiff Claim.

20

I. Termination of Settlement; Effect of Termination

43. If (a) the Court declines to enter the Scheduling Order in any material respect, (b) the Court declines to enter the Judgment in any material respect, (c) the Court enters the Judgment or an Alternative Judgment but on or following appellate review, remand, collateral attack or other proceedings the Judgment or Alternative Judgment is modified or reversed in any material respect, (d) the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement are not executed on or prior to July 31, 2019 and any Party elects in writing to terminate this Stipulation, or (e) any of the other conditions of Section F hereof are not satisfied, this Stipulation shall be canceled and terminated, unless counsel for each of the Parties, within ten (10) business days from receipt of such ruling or event, agrees in writing with counsel for the other Parties to proceed with this Stipulation and the Settlement, including only with such modifications, if any, as to which all other Parties in their sole judgment and discretion may agree. For purposes of this paragraph, an intent to proceed shall not be valid unless it is expressed in a signed writing. Neither a modification nor a reversal on appeal of the amount of fees, costs and expenses awarded by the Court to Plaintiffs’ Counsel shall be deemed a material modification of the Judgment or this Stipulation.

44.  If (a) this Stipulation is disapproved, canceled or terminated pursuant to its terms, or (b) the Settlement otherwise does not become final for any reason, then the Class Payment deposited into the Account, less any Notice and Administration Costs paid, incurred or due consistent with this Stipulation, shall be refunded (pro rata as applicable) to the Stipulating Defendants (or their insurers or successors) within ten (10) business days after such disapproval, cancellation or termination.

45.  If the Effective Date does not occur, or if this Stipulation is disapproved, canceled or terminated pursuant to its terms, or the Settlement otherwise does not become final for any reason, all of the Parties and SIC shall be deemed to have reverted to their respective litigation status immediately prior to their entry into this Stipulation, and they shall proceed in all respects as if the Stipulation had not been executed and the related orders had not been entered, and in that event all of their respective claims and defenses as to any issue in the Action or the Federal Action shall be preserved without prejudice, except that Paragraph 12 of this Stipulation (under the heading “Governance Agreement”), the Governance Agreement and Paragraph 64 of this Stipulation shall survive the termination of this Stipulation. In the event the Effective Date does not occur, or this Stipulation is disapproved, canceled or terminated pursuant to its terms, or the Settlement otherwise does not become final for any reason, Defendants reserve the right to pursue the Federal Action or to oppose certification of any plaintiff class in any future proceedings (including, but not limited to, in any proceedings in the Action).

21

J. Miscellaneous Provisions

46.  All of the Exhibits attached hereto are material and integral parts hereof and shall be incorporated by reference as though fully set forth herein.

47.  This Stipulation may not be amended or modified, nor may any of its provisions be waived, except by a written instrument signed by counsel for all Parties or their successors-in-interest.

48.  The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

49.  Plaintiffs, on behalf of themselves and the Settlement Class, and Stipulating Defendants, on behalf of themselves and the other Released Defendant Parties, agree not to assert, whether or not for attribution, that the Action was brought or prosecuted by Plaintiffs or defended by Defendants in bad faith or without a reasonable basis. Plaintiffs, on behalf of themselves and the Settlement Class, and Stipulating Defendants, on behalf of themselves and the other Released Defendant Parties, further agree not to assert, whether or not for attribution, that the Federal Action was brought or prosecuted by MCC or defended by Plaintiffs, in bad faith or without a reasonable basis. The Parties represent and agree that the terms of the Settlement were negotiated at arm’s length and in good faith by the Parties, and reflect a settlement that was reached voluntarily based upon adequate information and sufficient discovery and after consultation with experienced legal counsel.

50.  Each Party denies any and all allegations of wrongdoing, fault, liability or damage in the Action or the Federal Action. The Parties covenant and agree that neither this Stipulation, nor the fact or any terms of the Settlement, or any communications relating thereto, is evidence, or an admission or concession by any Party or their counsel, Class Member, or any other Released Defendant Party or Released Plaintiff Party, of any fault, liability or wrongdoing whatsoever, as to any facts or claims alleged or asserted in the Action or the Federal Action, or any other actions or proceedings, or as to the validity or merit of any of the claims or defenses alleged or asserted in any such action or proceeding. This Stipulation is not a finding or evidence of the validity or invalidity of any claims or defenses in the Action or the Federal Action, any wrongdoing by any Party, Class Member or other Released Defendant Party or Released Plaintiff Party, or any damages or injury to any Party, Class Member or other Released Defendant Party or Released Plaintiff Party. Neither this Stipulation, nor any of the terms and provisions of this Stipulation, nor any of the negotiations or proceedings in connection therewith, nor any of the documents or statements referred to herein or therein, nor the Settlement, nor the fact of the Settlement, nor the Settlement proceedings, nor any statements in connection therewith, (a) shall (i) be argued to be, used or construed as, offered or received in evidence as, or otherwise constitute an admission, concession, presumption, proof, evidence, or a finding of any liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts or omissions on the part of any of the Released Defendant Parties or Released Plaintiff Parties, or of any infirmity of any defense, or of any damage to Plaintiffs or any other Class Member, or (ii) otherwise be used to create or give rise to any inference or presumption against any of the Released Defendant Parties or Released Plaintiff Parties concerning any fact or any purported liability, fault, or wrongdoing of the Released Defendant Parties or Released Plaintiff Parties or any injury or damages to any person or entity, or (b) shall otherwise be admissible, referred to or used in any proceeding of any nature, for any purpose whatsoever; provided, however, that (i) the Stipulation and/or Judgment or Alternative Judgment may be introduced in any proceeding, whether in the Court or otherwise, as may be necessary to argue and establish that the Stipulation and/or Judgment or Alternative Judgment has res judicata, collateral estoppel or other issue or claim preclusion effect or to otherwise consummate or enforce the Settlement and/or Judgment or Alternative Judgment or to secure any insurance rights or proceeds of any of the Released Defendant Parties or Released Plaintiff Parties, and (ii) the foregoing shall not prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party) or stock exchange regulations.

22

51.  The consummation of the Settlement as embodied in this Stipulation shall be under the authority of the Court, and the Court shall retain jurisdiction for the purpose of entering orders regarding an award of attorneys’ fees and expenses to Plaintiffs’ Counsel and enforcing the terms of this Stipulation.

52.  To the extent permitted by law, all agreements made and orders entered during the course of the Action relating to the confidentiality of documents or information shall survive this Stipulation.

53.  The waiver by any Party of any breach of this Stipulation by any other Party shall not be deemed a waiver of any other prior or subsequent breach of any provision of this Stipulation by any other Party.

54.  The Parties acknowledge and agree that (i) any breach of this Stipulation will result in immediate and irreparable injury for which there is no adequate remedy available at law; and (ii) in addition to any other remedies available, specific performance and injunctive relief are appropriate remedies to compel performance of this Stipulation.

55.  This Stipulation and the Governance Agreement, together with the exhibits and appendices hereto and the schedules thereto, contain the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. A breach of Section 2, Section 3 or Section 5 of the Governance Agreement by any Party shall also constitute a breach of this Stipulation. No representations, warranties or inducements have been made to or relied upon by any Party concerning this Stipulation or its Exhibits or Appendices, other than the representations, warranties and covenants expressly set forth in such documents.

56.  This Stipulation may be executed in one or more counterparts, including by facsimile and electronic mail.

57.  The Parties and their respective counsel of record agree that they will use their best efforts to obtain all necessary approvals of the Court required by this Stipulation (including, but not limited to, using their reasonable efforts to resolve any objections raised to the Settlement).

58.  Plaintiffs’ Counsel and Stipulating Defendants’ Counsel agree to cooperate fully with one another and use reasonable efforts in seeking Court approval of the Scheduling Order, this Stipulation, and the Settlement, and to promptly agree upon and execute all such other documentation as may be reasonably required to obtain final approval by the Court of the Settlement.

59. Plaintiffs and Plaintiffs’ Counsel represent and warrant that Plaintiffs are members of the Settlement Class and that none of Plaintiffs’ claims or causes of action referred to in this Stipulation has been assigned, encumbered, or otherwise transferred in any manner in whole or in part.

23

60.  Each counsel signing this Stipulation represents and warrants that such counsel has been duly empowered and authorized to sign this Stipulation on behalf of his or her clients.

61.  This Stipulation shall not be construed more strictly against one Party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the Parties, it being recognized that it is the result of arm’s length negotiations between and among the Parties, and all Parties have contributed substantially and materially to the preparation of this Stipulation.

62.  Should any part of this Stipulation be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this Stipulation should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

63.  This Stipulation is and shall be binding upon and shall inure to the benefit of the Released Defendant Parties and the Released Plaintiff Parties (including the Class Members) and the respective legal representatives, heirs, executors, administrators, transferees, successors and assigns of all such foregoing persons and entities and upon any corporation, partnership, or other entity into or with which any Party may merge, consolidate or reorganize.

64.  This Stipulation, the Settlement, and any and all disputes arising out of or relating in any way to this Stipulation or Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles. Any action or proceeding arising out of or relating in any way to this Stipulation or the Settlement, or to enforce any of the terms of the Stipulation or Settlement, shall (i) be brought, heard and determined exclusively in the Court, which shall retain jurisdiction over the Parties and all such disputes (provided that, in the event that subject matter jurisdiction is unavailable in the Court, then any such action or proceeding shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware), and (ii) shall not be litigated or otherwise pursued in any forum or venue other than the Court (or, if subject matter jurisdiction is unavailable in the Court, then in any forum or venue other than any other state or federal court sitting in Wilmington, Delaware). Each Party hereto (1)  consents to personal jurisdiction in any such action (but in no other action) brought in this Court; (2) consents to service of process by registered mail upon such Party and/or such Party’s counsel; and (3) waives any objection to venue in this Court and any claim that Delaware or this Court is an inconvenient forum.

65. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY  CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A)  NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.

24

ABRAMS & BAYLISS LLP /s/ A. Thompson Bayliss A. Thompson Bayliss (#4379) Daniel J. McBride (#6305) 20 Montchanin Road, Suite 200 Wilmington, Delaware 19807 (302) 778-1000	MORRIS, NICHOLS, ARSHT & TUNNELL LLP William M. Lafferty (#2755) John P. DiTomo (#4850) Daniel T. Menken (#6309) Aubrey J. Morin (#6568) 1201 N. Market Street Wilmington, DE 19801 (302) 658-9200
Counsel for Plaintiffs FrontFour Capital Group LLC and FrontFour Master Fund, Ltd.	Counsel for Defendants Brook Taube, Seth Taube, Jejf Tonkel, Medley Management Inc., MCC Advisors LLC, Medley Group LLC, Medley LLC, and Medley Capital Corporation

OF COUNSEL	OF COUNSEL

Lori Marks-Esterman Adrienne M. Ward Nicholas S. Hirst OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, NY 10019 (212) 451-2300

Jason Halper

Nathan Bull

Adam Magid

Matthew Karlan

CADWALADER, WICKERSHAM &

TAFTLLP

200 Liberty Street

New York, New York 10281

(212) 504-6300

Counsel for Defendants Brook Taube,

Seth Taube, Jejf Tonkel, Medley Management Inc., MCC Advisors LLC, Medley Group LLC, and Medley LLC

25

ABRAMS & BAYLISS LLP

/s/ A. Thompson Bayliss

A. Thompson Bayliss (#4379)

Daniel J. McBride (#6305)

20 Montchanin Road, Suite 200

Wilmington, Delaware 19807

(302) 778-1000

Counsel for Plaintiffs FrontFour

Capital Group LLC and FrontFour

Master Fund, Ltd.

OF COUNSEL

Lori Marks-Esterman

Adrienne M. Ward

Nicholas S. Hirst

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2300

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ John P. DiTomo

William M. Lafferty (#2755)

John P. DiTomo (#4850)

Daniel T. Menken (#6309)

Aubrey J. Morin (#6568)

1201 N. Market Street

Wilmington, DE 19801

(302) 658-9200

Counsel for Defendants Brook Taube, Seth Taube, Jeff Tonkel, Medley Management Inc., MCC Advisors LLC, Medley Group LLC, Medley LLC, and Medley Capital Corporation

OF COUNSEL

Jason Halper

Nathan Bull

Adam Magid

Matthew Karlan

CADWALADER, WICKERSHAM & TAFT LLP

200 Liberty Street

New York, New York 10281

(212) 504-6300

Counsel for Defendants Brook Taube, Seth Taube, Jeff Tonkel, Medley Management Inc., MCC Advisors LLC, Medley Group LLC, and Medley LLC

ROSS ARONSTAM & MORITZ LLP

/s/ Garrett B. Moritz

Garrett B. Moritz (#5646)

Eric D. Selden (#4911)

S. Michael Sirkin (#5389)

100 South West Drive, Suite 400

Wilmington, DE 19801

(302) 576-1600

Counsel for Defendants Mark Lerdal, Karin Hirtler-Garvey, John Mack, and Arthur S. Ainsberg

OF COUNSEL

Alan R. Friedman

Samantha V. Ettari

Jared I. Heller

KRAMER LEVIN NAFTALIS & FRANKEL LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

26

EXHIBIT A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MEDLEY CAPITAL CORPORATION STOCKHOLDER LITIGATION	) ) ) ) )	CONS. C.A. No. 2019-0100-KSJM

SCHEDULING ORDER

Certain of the parties to the above-captioned action (the “Action”), having applied pursuant to Delaware Court of Chancery Rule 23(e) for an order approving the settlement of the Action in accordance with the Stipulation and Agreement of Compromise and Settlement entered into by those parties on July 29, 2019 (the “Stipulation”), and for dismissal of the Action on the merits with prejudice upon the terms and conditions set forth in the Stipulation (the “Settlement”); the Stipulation contemplating certification by this Court of a Settlement Class in the Action; and the Court having read and considered the Stipulation and accompanying documents; and all parties having consented to the entry of this Order,

NOW, THEREFORE, this               day of                         _, 2019, upon application of the parties, IT IS HEREBY ORDERED that:

1.  Except for terms defined herein, the Court adopts and incorporates the definitions in the Stipulation for purposes of this Order.

2.  For purposes of settlement only, the Action shall be maintained as a non-opt-out class action under Court of Chancery Rules 23(a) and 23(b)(1) and (b)(2) on behalf of the following class (the “Settlement Class”):

Any and all record holders and beneficial owners of MCC common stock at any time during the Settlement Class Period, together with their successors and assigns, but excluding Stipulating Defendants, their Immediate Family, SIC and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the Stipulating Defendants, members of their Immediate Families or SIC. “Settlement Class Period” means the period between and including August 9, 2018, and the later of the (i) the Closing, (ii) the consummation of any transaction based on a Superior Proposal (as defined in the Amended MCC Merger Agreement), and (iii) the termination of the Amended MCC Merger Agreement.

27

3.  The Court preliminarily appoints Plaintiffs as class representatives for the Settlement Class. The Court preliminarily appoints Plaintiffs’ Counsel as counsel for the Settlement Class.

4. A hearing (the “Settlement Hearing”) will be held on                        , 2019, at      :            .m., in the Court of Chancery, New Castle County Courthouse, 500 North King Street, Wilmington, Delaware, 19801, to: (a) determine whether to certify the Settlement Class as a non- opt-out class pursuant to Court of Chancery Rule 23(a), 23(b)(1) and 23(b)(2); (b) determine whether the Court should approve the Settlement as fair, reasonable and adequate; (c) determine whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of the Settlement Class in the Action; (d) determine whether final judgment should be entered dismissing the Action and the Released Plaintiffs’ Claims as to the Released Defendant Parties with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Plaintiffs’ Claims, and barring and enjoining prosecution of any and all Released Plaintiffs’ Claims (as provided in the Stipulation); (e) hear and determine any objections to the Settlement; (f) consider the application by Plaintiffs’ Counsel for attorneys’ fees and reimbursement of expenses; and (g) rule on such other matters as the Court may deem appropriate.

5.  The Court may adjourn and reconvene the Settlement Hearing, including the consideration of the application for attorneys’ fees, without further notice to Class Members other than by oral announcement at the Settlement Hearing or any adjournment thereof.

6.  The Court may approve the Settlement, according to the terms and conditions of the Stipulation, as it may be modified by the parties thereto, with or without further notice to Class Members. Further, the Court may render its final judgment dismissing the Action and the Released Plaintiffs’ Claims with prejudice (as provided in the Stipulation), approving releases by Plaintiffs and the Settlement Class of claims against the Released Defendant Parties, and ordering the payment of attorneys’ fees and expenses, all without further notice.

7.  The Court approves, in form and substance, the Notice of Pendency and Proposed Settlement of Class Action (the “Notice”) substantially in the form attached as Exhibit B to the Stipulation, and the Summary Notice of Pendency and Proposed Settlement of Class Action (the “Summary Notice”) substantially in the form attached as Exhibit C to the Stipulation. The Court finds that the mailing of the Notice in substantially the manner set forth in paragraph 8 of this Order and the publication of the Summary Notice in substantially the manner set forth in paragraph 9 of this Order constitute the best notice practicable under the circumstances to all persons entitled to such notice of the Settlement Hearing and the proposed Settlement, and meets the requirements of Court of Chancery Rule 23 and of due process.

8.  No later than thirty (30) days from the date of this Order, and at least sixty (60) days before the Settlement Hearing, Plaintiffs’ Counsel shall cause the Notice to be mailed by United States mail, first class, postage pre-paid, to each person who is shown on the records of MCC, its successors in interest or their respective transfer agents, to be a record owner of any shares of common stock of MCC (the “Shares”) at any time between and including August 9, 2018 and the date of the entry of this Order, at his, her or its last known address appearing in the stock transfer records maintained by or on behalf of MCC. All record holders in the Settlement Class who were not also the beneficial owners of any Shares held by them of record shall be requested in the Notice to forward the Notice to such beneficial owners of those Shares. Plaintiffs’ Counsel shall use reasonable efforts to give notice to such beneficial owners by causing additional copies of the Notice (a) to be made available to any record holder who, prior to the Settlement Hearing, requests the same for distribution to beneficial owners, or (b) to be mailed to beneficial owners whose names and addresses are received from record owners.

28

9. No later than forty (40) days from the date of this Order, Plaintiffs’ Counsel shall cause the Summary Notice to be published once in Investor’s Business Daily.

10.  At least twenty (20) business days prior to the Settlement Hearing, the parties shall file any opening briefs in support of the proposed Settlement, and Plaintiffs’ Counsel shall file their application for an award of attorneys’ fees and expenses, including any supporting affidavits.

11.  At least ten (10) business days prior to the date of the Settlement Hearing, the Defendants shall file any opposition to the application for an award of attorneys’ fees and expenses filed by Plaintiffs’ Counsel, including any supporting affidavits.

12.  At least ten (10) business days prior to the date of the Settlement Hearing, Plaintiffs’ Counsel shall file with the Court proof of mailing of the Notice and proof of publication of the Summary Notice.

13.  At least five (5) business days prior to the date of the Settlement Hearing, Plaintiffs’ Counsel shall file any reply in support of their application for an award of attorneys’ fees and expenses.

14.  At the Settlement Hearing, any Class Member who desires to do so may appear personally or by counsel, and show cause, if any, why the Settlement Class should not be permanently certified pursuant to Court of Chancery Rules 23(a) and 23(b)(1) and (b)(2) as a non- opt-out settlement class; why the settlement of the Action in accordance with and as set forth in the Stipulation should not be approved as fair, reasonable and adequate and in the best interests of the Settlement Class; why the Judgment should not be entered in accordance with and as set forth in the Stipulation; or why the Court should not grant an award of reasonable attorneys’ fees and expenses to Plaintiffs’ Counsel for their services and actual expenses incurred in the Action; provided, however, that unless the Court in its discretion otherwise directs, no Class Member, or any other person, shall be entitled to contest the approval of the terms and conditions of the Settlement or (if approved) the Judgment to be entered thereon, or any award of fees and expenses to Plaintiffs’ Counsel, and no papers, briefs, pleadings or other documents submitted by any Class Member or any other person (excluding a party to the Stipulation) shall be received or considered, except by order of the Court for good cause shown, unless, no later than fifteen (15) business days prior to the Settlement Hearing, such person files with the Register in Chancery, Court of Chancery, 500 North King Street, Wilmington, DE, 19801, and serves upon the attorneys listed below: (a) a written notice of intention to appear; (b) proof of membership in the Settlement Class; (c)  a detailed statement of objections to any matter before the Court; and (d) the grounds therefore or the reasons for wanting to appear and be heard, as well as all documents or writings the Court shall be asked to consider. These writings must also be served, on or before such filing with the Court, by hand or overnight mail upon the following attorneys:

A. Thompson Bayliss Abrams & Bayliss LLP 20 Montchanin Road, Suite 200 Wilmington, DE 19807 (302) 778-1000	John P. DiTomo Morris, Nichols, Arsht & Tunnell LLP 1201 N. Market Street Wilmington, DE 19801 (302) 658-9200

13.  Any person who fails to object in the manner described above shall be deemed to have waived the right to object (including any right of appeal) and shall be forever barred from raising such objection in this or any other action or proceeding. Class Members who do not object need not appear at the Settlement Hearing or take any other action to indicate their approval.

14.  All proceedings in the Action, other than proceedings as may be necessary to carry out the terms and conditions of the Stipulation, shall remain stayed and suspended until further order of this Court.

Vice Chancellor McCormick

29

EXHIBIT B

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MEDLEY CAPITAL CORPORATION STOCKHOLDER LITIGATION	) ) ) ) )	CONS. C.A. No. 2019-0100-KSJM

NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION

TO:	ANY AND ALL RECORD HOLDERS AND BENEFICIAL OWNERS OF MEDLEY CAPITAL CORPORATION COMMON STOCK AT ANY TIME BETWEEN AND INCLUDING AUGUST 9, 2018 AND THE PRESENT, TOGETHER WITH THEIR SUCCESSORS AND ASSIGNS, EXCEPT FOR THOSE PERSONS AND ENTITIES EXCLUDED FROM THE SETTLEMENT CLASS DEFINED BELOW.

PLEASE READ ALL OF THIS NOTICE CAREFULLY. YOUR RIGHTS WILL BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS ACTION. IF THE COURT APPROVES THE PROPOSED SETTLEMENT DESCRIBED BELOW, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS OF THE PROPOSED SETTLEMENT OR PURSUING THE RELEASED PLAINTIFFS’ CLAIMS (AS DEFINED HEREIN) AGAINST THE RELEASED DEFENDANT PARTIES (AS DEFINED HEREIN).

IF YOU HELD MCC COMMON STOCK FOR THE BENEFIT OF OTHERS, READ THE SECTION BELOW ENTITLED “INSTRUCTIONS TO BROKERS AND OTHERS WHO HELD FOR THE BENEFIT OF OTHERS.”

I.	PURPOSE OF NOTICE

The purpose of this Notice is to inform you of the proposed settlement (the “Settlement”) of the above- captioned lawsuit (the “Action”) pending in the Court of Chancery of the State of Delaware (the “Court”). Pursuant to the Settlement, FrontFour Capital Group LLC (“FFCG”) and FrontFour Master Fund, Ltd. (“FFMF”) (collectively, “Plaintiffs”), on their own behalf and on behalf of the Settlement Class, have agreed to dismiss with prejudice their claims against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management, Inc. (“MDLY”), Medley Capital Corporation (“MCC”), MCC Advisors LLC, Medley Group LLC, and Medley LLC (collectively, “Stipulating Defendants”), which relate to certain transactions pursuant to which (i) MCC would merge with and into Sierra Income Corporation (“SIC”), with SIC continuing as the surviving company in the merger, and (ii) MDLY would merge with and into Sierra Management, Inc., a wholly owned subsidiary of SIC (“Merger Sub”), with Merger Sub continuing as the surviving company in the merger (collectively, the “Transactions”).

In consideration of the Settlement, Stipulating Defendants have agreed to amend the previously announced Agreement and Plan of Merger, dated August 9, 2018, by and between MCC and SIC (the “MCC Merger Agreement,” and, as amended, the “Amended MCC Merger Agreement”), establish a settlement fund in the event that the Closing (as defined in the Stipulation) occurs, and take other actions described herein. Also in connection with the Settlement, Plaintiffs and MCC have entered into a Governance Agreement dated July 29, 2019 (the “Governance Agreement”) as set forth herein.

30

This Notice also informs you of the Court’s preliminary certification of the Settlement Class for purposes of the Settlement, and notifies you of your right to participate in a hearing to be held on [●], 2019, at the New Castle County Courthouse, 500 North King Street, Wilmington, Delaware 19801 (the “Settlement Hearing”) to determine whether the Court should approve the Settlement as fair, reasonable and adequate and in the best interests of the Settlement Class, whether Plaintiffs and the law firms of Abrams & Bayliss LLP and Olshan Frome Wolosky LLP (“Plaintiffs’ Counsel”) have adequately represented the interests of the Settlement Class in the Action, and to consider other matters, including a request by Plaintiffs’ Counsel for an award of attorney’s fees and reimbursement of expenses incurred in connection with the prosecution of the Action.

The parties have agreed for purposes of this Settlement only that the Action shall be preliminarily maintained as a non-opt-out class action under Court of Chancery Rules 23(a), 23(b)(1), and 23(b)(2) on behalf of a Settlement Class consisting of:

Any and all record holders and beneficial owners of MCC common stock at any time during the Settlement Class Period, together with their successors and assigns, but excluding Stipulating Defendants, their Immediate Family, SIC and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the Stipulating Defendants, members of their Immediate Families or SIC.

“Settlement Class Period” means the period between and including August 9, 2018, and the later of the (i) the Closing, (ii) the consummation of any transaction based on a Superior Proposal (as defined in the Amended MCC Merger Agreement), and (iii) the termination of the Amended MCC Merger Agreement.

“Immediate Family” means an individual’s spouse, parents, siblings, children, grandparents, grandchildren; the spouses of his or her parents, siblings and children; and the parents and siblings of his or her spouse, and includes step and adoptive relationships. In this paragraph, “spouse” shall mean a husband, a wife, or a partner in a state-recognized domestic partnership or civil union.

At the Settlement Hearing, among other things, the Court will consider whether the Settlement Class should be finally certified under Court of Chancery Rule 23 and whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the Class. Further details of the Settlement Hearing are set forth herein.

This Notice describes the rights you may have under the Settlement and what steps you may, but are not required to, take in relation to the Settlement.

If the Court approves the Settlement, the parties to the Settlement (the “Parties”) will ask the Court at the Settlement Hearing to enter an Order dismissing all claims asserted in the Action with prejudice on the merits.

If you are a member of the Settlement Class (a “Class Member”), you will be bound by any judgment entered in the Action whether or not you actually receive this Notice. You may not opt out of the Class.

THE FOLLOWING RECITATION DOES NOT CONSTITUTE FINDINGS OF THE COURT. IT IS BASED ON STATEMENTS OF THE PARTIES AND SHOULD NOT BE UNDERSTOOD AS AN EXPRESSION OF ANY OPINION OF THE COURT AS TO THE MERITS OF ANY OF THE CLAIMS OR DEFENSES RAISED BY ANY OF THE PARTIES.

II.	BACKGROUND OF THE ACTION

On August 9, 2018, SIC, MCC, and MDLY issued a joint press release concerning definitive agreements pursuant to which (i) MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into SIC, with SIC continuing as the surviving company in the merger (the “MCC Merger”), and (ii) MDLY would, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MDLY, SIC, and Merger Sub (the “MDLY Merger Agreement”), merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger”).

On August 15, 2018, SIC, MCC, and MDLY filed the MCC Merger Agreement and MDLY Merger Agreement with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to Current Reports on Form 8-K.

On December 21, 2018, SIC, MCC, and MDLY filed with the SEC a joint definitive proxy statement/prospectus in connection with the Transactions (the “Definitive Proxy Statement”).

On January 11, 2019, FFCG commenced an action in the Court of Chancery, captioned FrontFour Capital Group LLC, et al. v. Medley Capital Corporation, No. 2019-0021-KSJM (Del. Ch.), seeking inspection of certain of MCC’s books and records pursuant to 8 Del. C. § 220 in connection with the Transactions.

31

On January 16, 2019, Stephen Altman commenced an action in the Court of Chancery, captioned Stephen Altman v. Medley Capital Corporation, No. 2019-0031-KSJM (Del. Ch.), seeking inspection of certain of MCC’s books and records pursuant to 8 Del. C. § 220 in connection with the Transactions.

On February 5, 2019, SIC, MCC, and MDLY filed with the SEC definitive additional solicitation materials on Schedule 14A containing certain supplemental disclosures in connection with the Transactions (the “Proxy Supplement”).

On February 11, 2019, FFCG and FFMF commenced a purported stockholder class action in the Court of Chancery, captioned FrontFour Capital Group LLC, et al. v. Brook Taube, et al., No. 2019-0100- KSJM (Del. Ch.) (the “FrontFour Action”), against the Stipulating Defendants and SIC (collectively, “Defendants”). On February 12, 2019, FFCG and FFMF filed a Verified Amended Complaint for Injunctive Relief (the “Complaint”).

The Complaint alleged that Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg (the “Individual Defendants”) breached their fiduciary duties to MCC stockholders in connection with the Transactions. The Complaint also alleged that MDLY, SIC, MCC Advisors LLC, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties, and it sought to enjoin the vote of MCC stockholders on the Transactions and enforcement of certain provisions of the MCC Merger Agreement and to compel a curative sale process and additional disclosures.

On March 6, 2019, MCC commenced an action in the United States District Court for the Southern District of New York, captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.), against FFCG, FFMF, FrontFour Capital Corporation, FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas, Zachary R. George (collectively, “FrontFour”), Moab Capital Partners, LLC (“Moab”), HFR Asset Management, L.L.C. (“HFR”), and NexPoint Advisors, L.P. (“NexPoint,” together with FrontFour, Moab, and HFR, the “Federal Defendants”), alleging that the Federal Defendants were engaging in an illegal solicitation of MCC’s stockholders in connection with the Transactions in violation of federal securities laws (the “Federal Action”). MCC sought damages and injunctive relief to prevent the Federal Defendants from continuing their alleged illegal solicitation of MCC’s stockholders.

The Court held a trial on the claims in the FrontFour Action on March 6-7, 2019 and issued a Memorandum Opinion on March 11, 2019 (the “Decision”), which it subsequently revised on March 22, 2019.

On March 20, 2019, Altman commenced a purported stockholder class action by filing a complaint (the “Altman Complaint”) in the Court of Chancery, captioned Stephen Altman v. Brook Taube, et al., No. 2019-0219-KSJM (Del. Ch.) (the “Altman Action”), against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg.

The Altman Complaint alleged that the defendants in the Altman Action breached their fiduciary duties to MCC stockholders in connection with the Transactions, including by approving adjournments of the vote of the MCC stockholders on the Transactions and issuing allegedly false and misleading disclosures regarding the reasons for those adjournments.

On April 8, 2019, pursuant to a stipulation of all parties to the FrontFour Action and the Altman Action, the Court consolidated the Altman Action with the FrontFour Action, appointed the plaintiffs in the FrontFour Action as lead plaintiffs in the Action, appointed counsel to the plaintiffs in the FrontFour Action as lead plaintiffs’ counsel in the Action, and designated the Complaint as the operative complaint in the Action.

Following the Court’s issuance of the Decision, the Parties engaged in extensive, arm’s length negotiations and reached an agreement in principle to finally and fully settle the claims against the Stipulating Defendants. The final Settlement is memorialized in the Stipulation and Agreement of Compromise and Settlement (the “Stipulation”) dated July 29, 2019.

32

III.	THE BENEFITS OF THE SETTLEMENT

In consideration of the Settlement, the Parties have implemented or have agreed to implement the following actions:

1.	Changes to MCC Board of Directors

On April 15, 2019, David A. Lorber and Lowell W. Robinson were appointed to the board of directors of MCC (the “MCC Board”), to the classes of directors up for election in 2021 and 2020, respectively, with Messrs. Lorber and Robinson each being entitled to the same advancement and indemnification rights and insurance coverage as the other members of the MCC Board. In addition, the MCC Board added Messrs. Lorber and Robinson to MCC’s special committee of independent directors (the “MCC Special Committee”), with Mr. Lorber serving as Chair of the MCC Special Committee. Mr. Lorber also was appointed as a member of the nominating and corporate governance committee and the compensation committee of the MCC Board, and Mr. Robinson was appointed as a member of the audit committee of the MCC Board.

2.	Corrective Disclosures

Stipulating Defendants and Plaintiffs shall work in good faith to agree, as soon as reasonably practicable, upon supplemental disclosures that MCC shall disseminate consistent with the Court’s Decision, and which will also clarify that the echo voting of MCC stock deemed to be controlled by MCC management in connection with the Transactions will be calculated without regard to broker non-votes and abstentions.

3.	Waiver of Standstills

Stipulating Defendants have waived any standstill or similar agreement with MDLY or its affiliates that would otherwise still be in effect as of the date hereof, such that any such agreement will not inhibit or restrict such person or entity’s participation in MCC’s exploration of strategic alternatives.

4.	Merger Agreement Amendment

MCC and SIC have entered into the Amended MCC Merger Agreement attached to the Stipulation as Appendix 1, and, concurrently with the execution of the Amended MCC Merger Agreement, MDLY, SIC and Merger Sub entered into the Amended MDLY Merger Agreement attached to the Stipulation as Appendix 2.

Among other terms, the Amended MCC Merger Agreement provides that:

●	During the period (the “Go-Shop Period”) beginning on the date of the Amended MCC Merger Agreement and continuing until 12:01 a.m. on the 65th day after the date of the Amended MCC Merger Agreement or, if earlier, the 60th day after the later of (x) the date of the Amended MCC Merger Agreement or (y) the date on which an independent investment banker selected by the MCC Special Committee is retained by the MCC Special Committee to solicit strategic alternatives for MCC (the “No-Shop Period Start Date”):

(A)	MCC and its representatives shall have the right to directly or indirectly

(i)	solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Competing Proposal (as defined in the Amended MCC Merger Agreement) (or any inquiry, proposal or offer that could lead to a Competing Proposal),

(ii)	subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement (as defined in the Amended MCC Merger Agreement), the MCC Special Committee, in its discretion, may furnish to any person (and its representatives and financing sources subject to the terms and obligations of such Acceptable Confidentiality Agreement applicable to such person) any non-public information relating to MCC or afford to any such person (and such representatives and financing sources) access to the business, properties, assets, books, records and other nonpublic information, and to any personnel, of MCC (provided that MCC will provide to SIC any information relating to MCC that was not previously provided or made available to SIC prior to or concurrently with the time it is furnished to such person, provided that MCC may omit any information to the extent that it would reveal the identity of the person making, or any terms or conditions of, the Competing Proposal or inquiry that could reasonably be expected to lead to a Competing Proposal being discussed with such person), in any such case with the intent to induce the making, submission and announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Competing Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Competing Proposal, and

33

(iii)	engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any persons (and their respective representatives, including potential financing sources) with respect to any Competing Proposal (or inquiries, proposals or offers or other efforts that could lead to a Competing Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Competing Proposals; and

(B)	the MCC Board shall have the right to make any MCC Adverse Recommendation Change (as defined in the Amended MCC Merger Agreement).

●	Any third party from whom MCC or any of their respective representatives has received after the date of the MCC Merger Agreement and prior to the No- Shop Period Start Date a written Competing Proposal (inclusive of any amendment or modification thereto, if delivered prior to the No-Shop Period Start Date) that the MCC Special Committee determines in good faith (such determination to be made no later than the No Shop Period Start Date), after consultation with outside legal counsel and its financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Amended MCC Merger Agreement) shall be considered an Excluded Party (as defined in the Amended MCC Merger Agreement) and shall benefit from the go-shop provisions set forth in the Amended MCC Merger Agreement; provided that any such third party shall cease to be an Excluded Party upon the earlier of (a) 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date and (b) such time as such Third Party finally withdraws its Competing Proposal(s); provided, further, that any amendment, supplement or modification to a Competing Proposal shall not constitute withdrawal of a Competing Proposal.

●	In the event that the Amended MCC Merger Agreement is terminated during the Go-Shop Period or prior to the 14th day following the No-Shop Period Start Date because the MCC Special Committee has made a recommendation change resulting from a Superior Proposal by an Excluded Party, MCC will not be obliged to pay a Termination Fee as defined in the Amended MCC Merger Agreement.

34

5.	Governance Agreement

Plaintiffs and MCC have entered into the Governance Agreement attached to the Stipulation as Appendix 3.

6.	Establishment of Settlement Fund

In the event that the Closing occurs, the Parties agree that the Class Payment (as defined below) plus all interest earned thereon (collectively, the “Settlement Fund”) will be established as set forth in the Stipulation. For the avoidance of doubt, the Settlement Fund will not be created if the Closing does not occur for any reason, including if MCC, SIC or MDLY determines to terminate the MCC Merger Agreement or the MDLY Merger Agreement prior to the Closing for any reason whatsoever, including without limitation in order for MCC to enter into an agreement with respect to a Superior Proposal (as defined in the Amended MCC Merger Agreement).

At or prior to the Closing, Defendants (except for MDLY) shall cause $17,000,000 in cash (the “Cash Component”) to be deposited into an escrow account in accordance with the terms of the Amended MCC Merger Agreement. Immediately following the Closing, Defendants (except for MDLY) shall deposit, or cause to be deposited, the Cash Component and a total of $30,000,000 in Combined Company Common Stock, the number of shares of which is to be calculated using the pro forma net asset value reported in the proxy supplement disclosing the Amended MCC Merger Agreement (the “Stock Component,” and collectively, the “Class Payment”), into an interest-bearing account controlled by Plaintiffs’ Counsel (the “Account”).

As set forth in the Stipulation and as described below, the Class Payment shall be distributed to the Class Members who hold shares of MCC common stock at the Closing and therefore are entitled to receive a portion of the consideration available to MCC shareholders in connection with the MCC Merger, in accordance with the terms of the MCC Merger Agreement (the “Merger Consideration”) for their shares of MCC common stock owned at the Closing (the “Eligible Shares,” and the owners of those shares, the “Eligible Class Members”). For the avoidance of doubt, Eligible Class Members exclude all persons and entities excluded from the Settlement Class as described in the definition of Settlement Class (the “Excluded Stockholders”).

Prior to distribution to Eligible Class Members, the Class Payment shall be used to pay the following costs and expenses, with the remaining funds constituting the “Net Settlement Amount”: (i) any and all fees, costs and expenses incurred by the Settlement Administrator, or any other person in connection with providing notice (including postage and any broker reimbursement costs) to Class Members and administering the Settlement, including all fees, costs and expenses incurred in connection with issuing payments to members of the Settlement Class (“Notice and Administration Costs”), (ii) any and all federal, state and/or local taxes of any kind (including any interest or penalties thereon) on any income earned by the Class Payment after being deposited into the Account (“Taxes”) and the reasonable expenses and costs in connection with determining the amount of, and paying, any Taxes (including, without limitation, reasonable expenses of tax attorneys and accountants), and for the preparation, mailing, administration, and distribution costs and expenses relating to the filing or the failure to file all necessary or advisable tax returns in connection with any Taxes (“Tax Expenses”), and (iii) any other fees, costs or expenses approved by the Court; provided, however, that Plaintiffs’ Counsel shall not receive any funds as part of any Taxes, Tax Expenses, or Notice and Administration Costs

35

Plaintiffs shall retain a Settlement Administrator to oversee the administration of the Settlement Fund and distribution of the Net Settlement Amount. Within five (5) business days of the Closing, the Stipulating Defendants (except for MDLY) shall provide or cause to be provided to the Settlement Administrator and Plaintiffs’ Counsel, at no cost to the Settlement Fund, Plaintiffs, Plaintiffs’ counsel, or the Settlement Administrator, the following information: (a) the stockholder register from MCC’s transfer agent, which listing shall include the names and mailing addresses for all registered owners of MCC common stock who or which are entitled to receive the Merger Consideration at the Closing (the “Eligible Registered Owners”) and the number of Eligible Shares held by such Eligible Registered Owners; and (b) the names and mailing addresses for each of the Excluded Stockholders and the number of shares of MCC common stock beneficially owned by the Excluded Stockholders (the “Excluded Shares”)[, and the account information (including financial institution and account numbers where the Excluded Shares were held) for such Excluded Stockholders]. In addition to the foregoing, Plaintiffs’ Counsel may request from Stipulating Defendants (except for MDLY) any additional information as may be required to distribute the Net Settlement Amount to Eligible Class Members and to ensure that the Net Settlement Amount is paid only to Eligible Class Members and not to Excluded Stockholders.

The Stipulating Defendants (except for MDLY) will also obtain from the Depository Trust Company (“DTC”) and its nominee, Cede & Co. Inc. (“Cede”), the information to be obtained from DTC necessary to facilitate DTC’s distribution of the Net Settlement Amount to Eligible Beneficial Owners (as defined below) (the “DTC Records”). The DTC Records shall include, without limitation, an allocation or “chill” report generated by DTC in anticipation of the Transactions to facilitate the allocation of the Merger Consideration to stockholders. Plaintiffs’ Counsel will use any information obtained from DTC solely for the purpose of administering the Settlement as set forth in this Stipulation, and not for any other purpose, and will not disclose any information obtained from DTC to any other party except as necessary to administer the Settlement or as required by law. Information to be provided to DTC in connection with the distribution of the Net Settlement Amount includes, without limitation, this Notice and “suppression letters” from DTC participants to which DTC will distribute portions of the Net Settlement Amount pursuant to the terms of the Stipulation (the “DTC Participants”) concerning the Excluded Shares, instructing DTC to withhold payment on those Excluded Shares and containing other terms as DTC may reasonably require.

The Net Settlement Amount shall be distributed from the Account by the Settlement Administrator to Eligible Class Members on a pro rata basis equal to the product of (a) the number of Eligible Shares held by each Eligible Class Member and (b) the per-share recovery under the Settlement, which will be calculated by dividing the total amount of the Net Settlement Amount by the total number of Eligible Shares held by all Eligible Class Members (the “Per-Share Recovery”), as promptly as practicable after all of the following conditions are satisfied: (i) the Class Payment has been deposited into the Account following the Closing, (ii) the Court of Chancery has entered the Judgment (as defined below) substantially in the form attached to the Stipulation as Exhibit D, or entered an Alternative Judgment (as defined below) dismissing the Action with prejudice and providing for the Releases (as defined below) and none of the Parties elects to terminate the Settlement; (iii) the Judgment or Alternative Judgment, as the case may be, has become Final (as defined below); and (iv) on notice to Stipulating Defendants’ Counsel, Plaintiffs’ Counsel have applied for, and the Court of Chancery has entered, an order authorizing the specific distribution of the Net Settlement Amount (the “Class Distribution Order”). Through the Settlement and the Stipulation, the Parties are not intending to create appraisal rights in connection with the Transactions, and the Parties have agreed to use their best efforts to obtain an order from the Court of Chancery confirming that the distribution of the Net Settlement Amount to Eligible Class Members will not give rise to appraisal rights in connection with the Transactions.

36

With respect to MCC common stock held of record by Cede, the Settlement Administrator will cause that portion of the Net Settlement Amount to be allocated to the ultimate beneficial owner of any shares of MCC common stock at the Closing (the “Eligible Beneficial Owners,” provided, however, that no Excluded Stockholder may be an Eligible Beneficial Owner), who held their shares through DTC Participants to be paid to DTC. DTC shall then distribute that portion of the Net Settlement Amount among the DTC Participants by paying each the Per- Share Recovery times its respective number of shares of MCC common stock reflected on the DTC allocation report used by DTC to distribute portions of the Net Settlement Amount (for each DTC Participant, the “Closing Security Position”), using the same mechanism that DTC used to distribute the Merger Consideration and subject to payment suppression instructions with respect to Excluded Shares. The DTC Participants and their respective customers, including any intermediaries, shall then ensure pro rata payment to each Eligible Beneficial Owner in accordance with each Eligible Beneficial Owner’s number of shares of MCC common stock beneficially owned by such Eligible Beneficial Owner as of Closing (for each Eligible Beneficial Owner, the “Closing Beneficial Ownership Position,” provided, however, that no Excluded Shares may comprise any part of any Closing Beneficial Ownership Position).

With respect to MCC common stock held of record as of the Closing other than by Cede, as nominee for DTC (a “Closing Non-Cede Record Position”), the payment with respect to each such Closing Non-Cede Record Position shall be made by the Settlement Administrator from the Net Settlement Amount directly to the record owner of each Closing Non-Cede Record Position in an amount equal to the Per-Share Recovery times the number of shares of MCC common stock comprising such Closing Non-Cede Record Position.

For the avoidance of doubt, to the extent that any record owner, any DTC Participants, or their respective customers, including any intermediaries, took or permitted actions that had the effect of increasing the number of shares of MCC common stock entitled to payment of the Merger Consideration, whether through permitted naked short-selling or the cash settlement of short positions or through any other means (“Increased Merger Consideration Entitlements”), such record owner, DTC Participants, or their respective customer (including intermediaries) shall be responsible for paying to the ultimate beneficial owners of such Increased Merger Consideration Entitlements an amount equal to the Per-Share Recovery times the number of the Increased Merger Consideration Entitlements.

For the avoidance of doubt, a person or entity who acquired shares of MCC common stock on or before the Closing but had not settled those shares at Closing (“Non-Settled Shares”) shall be treated as an Eligible Beneficial Owner with respect to those Non-Settled Shares (except for the Excluded Shares), and a person who sold those Non-Settled Shares on or before the Closing shall not be treated as an Eligible Beneficial Owner with respect to those Non-Settled Shares.

Payment from the Net Settlement Amount made pursuant to and in the manner set forth above shall be deemed conclusive of compliance with the Stipulation.

37

The Stipulating Defendants and any other Excluded Stockholder shall not have any right to receive any part of the Settlement Fund for his, her or its own account(s) (i.e., accounts for which he, she or it is a beneficial owner, holds a proprietary interest or controls), or any additional amount based on any claim relating to the fact that Settlement proceeds are being received by any other stockholder, in each case under any theory, including but not limited to contract, application of statutory or judicial law, or equity.

In the event that any payment from the Net Settlement Amount is undeliverable or in the event a check is not cashed by the stale date (i.e., more than six months from the check’s issue date), the DTC Participants or the holder of a Closing Non-Cede Record Position shall follow their respective policies with respect to further attempted distribution or escheatment.

All Taxes and Tax Expenses shall be paid out of the Settlement Fund, and shall be timely paid by Plaintiffs’ Counsel without further order of the Court. Any tax returns prepared for the Settlement Fund (as well as the election set forth therein) shall be consistent with the Stipulation and in all events shall reflect that all Taxes on the income earned by the Class Payment shall be paid out of the Settlement Fund, as provided herein. Stipulating Defendants shall not be liable for any Taxes, Tax Expenses, or income taxes owed by any Class Member.

IV.	RELEASES

The Stipulation provides that upon the Effective Date (defined below), Plaintiffs and all Class Members, on behalf of themselves, their legal representatives, heirs, executors, administrators, estates, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, shall thereupon fully, finally and forever, release, settle and discharge the Released Defendant Parties (defined below) from and with respect to every one of the Released Plaintiffs’ Claims (defined below), and shall thereupon be forever barred and enjoined from commencing, instituting or prosecuting any Released Plaintiffs’ Claims against any of the Released Defendant Parties.

As set forth in the Stipulation:

1.	“Effective Date” means the first date by which all of the events and conditions specified in Section F of the Stipulation have occurred and been met (or have been waived in a writing signed by the Party for whose benefit the conditions exist).

2.	“Judgment” means the Order and Final Judgment to be entered in the Action substantially in the form attached as Exhibit D to the Stipulation.

38

3.	“Final,” when referring to the Judgment, means entry of the Judgment, the expiration of any time for appeal or review of the Judgment, or, if any appeal is filed and not dismissed or withdrawn, after the Judgment is upheld on appeal in all material respects and is no longer subject to review upon appeal or other review, and the time for any petition for reargument, appeal or review of the Judgment or any order affirming the Judgment has expired; or, in the event that the Court enters a judgment in a form other than the form attached to the Stipulation as Exhibit D (“Alternative Judgment”) and none of the Parties elects to terminate the Stipulation, the expiration of any time for appeal or review of the Alternative Judgment, or if an appeal is filed and not dismissed or withdrawn, after the Alternative Judgment is upheld on appeal in all material respects and is no longer subject to review upon appeal or other review, and the time for any petition for reargument, appeal or review of the Alternative Judgment or any order affirming the Alternative Judgment has expired; provided, however, that any disputes or appeals relating solely to the amount, payment or allocation of Plaintiffs’ Counsel’s attorneys’ fees and expenses shall have no effect on finality for purposes of determining the date on which the Judgment or an Alternative Judgment becomes Final and shall not otherwise prevent, limit or otherwise affect the effectiveness of the Judgment or an Alternative Judgment or prevent, limit, delay or hinder entry of the Judgment or an Alternative Judgment.

4.	“Released Defendant Parties” means (i) any and all of the Stipulating Defendants; (ii) the Stipulating Defendants’ Immediate Family members, and respective past or present direct or indirect affiliates, associates, members, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, officers, directors, employees, agents, representatives, advisors, financial or investment advisors (including the financial advisor to the MCC Special Committee), insurers, and attorneys (including Stipulating Defendants’ Counsel); and (iii) the legal representatives, heirs, executors, administrators, predecessors, successors, predecessors- in-interest, successors-in-interest and assigns of any of the foregoing.

5.	“Immediate Family” means an individual’s spouse, parents, siblings, children, grandparents, grandchildren; the spouses of his or her parents, siblings and children; and the parents and siblings of his or her spouse, and includes step and adoptive relationships. In this paragraph, “spouse” shall mean a husband, a wife, or a partner in a state-recognized domestic partnership or civil union.

6.	“Stipulating Defendants’ Counsel” means the law firms of Morris, Nichols, Arsht & Tunnel LLP; Cadwalader, Wickersham & Taft LLP; Ross Aronstam & Moritz LLP; and Kramer Levin Naftalis & Frankel LLP.

7.	“Released Plaintiffs’ Claims” means all Claims that were or could have been asserted in the Action, including, without limitation, all Claims arising out of or relating to (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, the Amended MCC Merger Agreement, the MDLY Merger Agreement, and the Amended MDLY Merger Agreement (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v) the fiduciary duties or obligations of the Stipulating Defendants in connection with the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. Released Plaintiffs’ Claims shall also include all Claims arising out of or relating to the prosecution and settlement of the Federal Action. Notwithstanding the foregoing, the Released Plaintiffs’ Claims shall not include claims to enforce the Stipulation or the Governance Agreement.

8.	“Claims” mean any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, fines, sanctions, fees, attorneys’ fees, expert or consulting fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, which now exist, or heretofore or previously existed, including known claims and Unknown Claims, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal or state securities law, federal or state antitrust law, or under state disclosure law or any claims that could be asserted derivatively on behalf of MCC).

39

9.	“Closing” means the consummation of the Transactions.

10.	“Unknown Claims” means any and all Released Plaintiffs’ Claims which Plaintiffs or any other Class Member does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiffs’ Claims against the Released Defendant Parties, which if known by him, her or it, might have affected his, her or its decision(s) with respect to the Settlement, and any and all Released Defendants’ Claims which any Stipulating Defendant or any other Released Defendant Party does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendants’ Claims against the Released Plaintiff Parties, which if known by him, her, or it might have affected his, her, or its decision(s) with respect to the Settlement. With respect to any and all Released Plaintiffs’ Claims and Released Defendants’ Claims, the Parties have stipulated and agreed that upon the Effective Date, Plaintiffs and Stipulating Defendants shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment or Alternative Judgment that becomes Final shall have expressly, waived, relinquished and released any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or other jurisdiction, or principle of common law or foreign law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Plaintiffs and Stipulating Defendants have acknowledged, and the other Class Members by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Plaintiffs’ Claims and the Released Defendants’ Claims, but that it is the intention of Plaintiffs and Stipulating Defendants, and by operation of law the other Class Members, to completely, fully, finally and forever extinguish any and all Released Plaintiffs’ Claims and Released Defendants’ Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and Stipulating Defendants have acknowledged, and the other Class Members by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of Released Plaintiffs’ Claims was separately bargained for and was a key element of the Settlement.

The Stipulation also provides that upon the Effective Date, each of the Stipulating Defendants, on behalf of themselves, their legal representatives, heirs, executors, administrators, estates, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, shall thereupon fully, finally and forever, release, settle and discharge the Released Plaintiff Parties (defined below) from and with respect to every one of the Released Defendants’ Claims (defined below), and shall thereupon be forever barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Released Plaintiff Parties.

40

As set forth in the Stipulation:

1.	“Released Plaintiff Parties” means (i) any and all of Plaintiffs, FrontFour and their respective past or present direct or indirect affiliates, associates, members, managers, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, officers, directors, employees, agents, representatives, advisors, financial or investment advisors, insurers, and attorneys (including Plaintiffs’ Counsel); (ii) the legal representatives, heirs, executors, administrators, predecessors, successors, predecessors-in-interest, successors-in- interest and assigns of any of the foregoing; and (iii) all other Class Members.

2.	“Released Defendants’ Claims” means all Claims that were or could have been asserted in the Action, including, without limitation, all Claims arising out of or relating to (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, the Amended MCC Merger Agreement, the MDLY Merger Agreement, and the Amended MDLY Merger Agreement (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v) the fiduciary duties or obligations of the Stipulating Defendants in connection with the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. Released Defendants’ Claims shall also include all Claims arising out of or relating to the prosecution and settlement of the Action and all Claims that were or could have been asserted in the Federal Action, provided, however, that the Released Defendants’ Claims shall not include any Claims that were or could have been asserted in the Federal Action against any of the Highland Parties (as defined in the Stipulation). Notwithstanding the foregoing, the Released Defendants’ Claims shall not include claims to enforce the Stipulation or the Governance Agreement.

V.	REASONS FOR THE SETTLEMENT

Plaintiffs’ Counsel have conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Action. Plaintiffs’ Counsel have analyzed the evidence adduced during their investigation, through discovery and at trial, and have researched the applicable law with respect to Plaintiffs and the Settlement Class. In negotiating and evaluating the terms of the Stipulation, Plaintiffs’ Counsel considered the significant legal and factual defenses to Plaintiffs’ claims, including the possibility of appeal of the Decision. Plaintiffs and Plaintiffs’ Counsel have received sufficient information to evaluate the merits of this proposed Settlement. Based upon their evaluation, Plaintiffs and Plaintiffs’ Counsel have determined that the Settlement set forth in the Stipulation is fair, reasonable and adequate and in the best interests of all Class Members, and that it confers substantial benefits upon the Class Members.

Stipulating Defendants deny any and all allegations of wrongdoing, fault, liability or damage to Plaintiffs or to other Class Members; deny that they engaged in, committed or aided or abetted the commission of any breach of duty, wrongdoing or violation of law; deny that Plaintiffs or any of the other Class Members suffered any damage whatsoever; deny that they acted improperly in any way; believe that they acted properly at all times; maintain that they complied with their fiduciary duties; maintain that they have complied with federal and state securities laws; and maintain that they have committed no disclosure violations or any other breach of duty or wrongdoing whatsoever in connection with the Transactions.

The Parties have entered into the Stipulation solely to eliminate the uncertainties, burden and expense of further litigation. Nothing in the Stipulation shall be construed as any admission by any of the Parties of wrongdoing, fault, liability, or damages whatsoever.

41

VI.	APPLICATION FOR ATTORNEY’S FEES AND EXPENSES

Plaintiffs’ Counsel will apply to the Court for a collective award of attorney’s fees to Plaintiffs’ Counsel which shall be no greater than [●]. Plaintiffs’ Counsel also will apply to the Court for reimbursement of litigation expenses paid or incurred by Plaintiffs’ Counsel or advanced by Plaintiffs of no more than [●]. As of the execution of the Stipulation, the Parties have not discussed the amount of any application by Plaintiffs’ Counsel for an award of attorney’s fees and expenses. Stipulating Defendants reserve all rights and all grounds to object to, oppose, consent to, or take no position on the amount of fees and expenses sought by Plaintiffs’ Counsel.

The Parties have agreed that any fees and expenses awarded by the Court to Plaintiffs’ Counsel shall be paid by MCC or its successor and shall not be paid out of the Class Payment or Settlement Fund.

VII.	CLASS ACTION DETERMINATION

For purposes of this Settlement, the Court has ordered that the Action shall be preliminarily maintained as a non-opt-out class, pursuant to Court of Chancery Rules 23(b)(1) and (b)(2), consisting of the Settlement Class Members.

VIII.	SETTLEMENT HEARING

The Court has scheduled a Settlement Hearing, which will be held on [●], 2019 at [●] (the “Settlement Hearing Date”), in the Court of Chancery, New Castle County Courthouse, 500 North King Street, Wilmington, Delaware 19801 to: (a) determine whether to certify a Settlement Class consisting of the persons and entities described above as a non-opt-out class pursuant to Court of Chancery Rules 23(b)(1) and 23(b)(2); (b) determine whether the Court should approve the Settlement as fair, reasonable and adequate and in the best interests of the Settlement Class; (c) determine whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of the Settlement Class in the Action; (d) determine whether final judgment should be entered dismissing the Action and the Released Plaintiffs’ Claims as to the Released Defendant Parties with prejudice and barring and enjoining prosecution of any and all Released Plaintiffs’ Claims (as provided in the Stipulation); (e) hear and determine any objections to the Settlement; (f) consider the application by Plaintiffs’ Counsel for attorney’s fees and reimbursement of expenses; and (g) rule on such other matters as the Court may deem appropriate.

The Court has reserved the right to adjourn and reconvene the Settlement Hearing, including the hearing on the application for attorney’s fees and expenses, without further notice to Class Members other than oral announcement at the Settlement Hearing. The Court has also reserved the right to approve the Settlement at or after the Settlement Hearing with such modification(s) as may be consented to by the parties to the Stipulation and without further notice to the Settlement Class.

42

IX.	RIGHT TO APPEAR AND OBJECT

Any member of the Settlement Class who objects to the Settlement and/or the Order and Final Judgment to be entered by the Court, and/or Plaintiffs’ Counsel’s application for attorney’s fees and expenses, or otherwise wishes to be heard, may appear personally or by counsel at the Settlement Hearing and present any evidence or argument that may be proper and relevant; provided, however, that no member of the Settlement Class may be heard and no papers or briefs submitted by or on behalf of any member of the Settlement Class shall be received and considered, except by Order of the Court for good cause shown, unless, no later than fifteen (15) business days prior to the Settlement Hearing, such person files in this Action with the Register in Chancery, Court of Chancery, 500 North King Street, Wilmington, DE, 19801: (a) a written notice of intention to appear; (b) proof of membership in the Settlement Class; (c) a detailed statement of objections to any matter before the Court; and (d) the grounds therefore or the reasons for wanting to appear and be heard, as well as all documents or writings the Court shall be asked to consider. These writings must also be served, on or before such filing with the Court, by hand or overnight mail upon the following attorneys:

A. Thompson Bayliss Abrams & Bayliss LLP 20 Montchanin Road, Suite 200 Wilmington, DE 19807 (302) 778-1000	John P. DiTomo Morris, Nichols, Arsht & Tunnell LLP 1201 N. Market Street Wilmington, DE 19801 (302) 658-9200

Any Class Member who does not object to the Settlement or the request by Plaintiffs’ Counsel for an award of attorney’s fees and expenses need not take any action with respect to this Notice or this Settlement.

Unless the Court otherwise directs, no person will be entitled to object to the approval of the Settlement, the judgment to be entered in the Action, or the fee and expense application, nor will he, she or it otherwise be entitled to be heard, except by filing a written objection as described above.

Any person who fails to object in the manner described above shall be deemed to have waived the right to object (including the right to appeal) and will be forever barred from raising such objection in this or any other action or proceeding.

X.	INTERIM STAY

The Parties have agreed to maintain the stay previously entered in the Action and to stay and not to initiate any other proceedings other than those incident to the Settlement itself pending the occurrence of the Effective Date. The Parties also have agreed to use their reasonable efforts to seek the stay and dismissal of, and to oppose entry of any interim or final relief in favor of any Class Member in, any other proceedings against any of the Released Defendant Parties which challenges the Settlement or otherwise involves, directly or indirectly, a Released Plaintiff Claim.

XI.	ORDER AND JUDGMENT OF THE COURT

If the Court determines that the Settlement, as provided for in the Stipulation, is fair, reasonable, adequate and in the best interests of the Settlement Class, the Court will enter an Order and Final Judgment, which will, among other things:

a.	Determine that the form and manner of notice of the Settlement was the best notice practicable under the circumstances and fully complied with each of the requirements of due process, Delaware Court of Chancery Rule 23 and applicable law;

b.	Determine that, for settlement purposes only, the Action is a proper class action pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2), and finally certify the Settlement Class;

c.	Determine that all members of the Settlement Class are bound by the Order and Final Judgment;

d.	Determine that the Settlement is fair, reasonable, adequate, and in the best interests of the Settlement Class;

43

e.	Dismiss the Action with prejudice, on the merits and without costs (except as provided in the Stipulation);

f.	Fully, finally and forever release, settle and discharge the Released Defendant Parties from and with respect to every one of the Released Plaintiffs’ Claims;

g.	Bar and enjoin Plaintiffs and any Class Members from instituting, commencing, or prosecuting any and all Released Plaintiffs’ Claims against any Released Defendant Parties; and

h.	Award Plaintiffs’ Counsel such attorney’s fees and expenses as the Court deems fair and reasonable.

i.	Provide that the Order and Final Judgment, including the release of all Released Plaintiffs’ Claims against all Released Defendant Parties, shall have res judicata and other preclusive effect in all pending and future lawsuits, arbitrations or other proceedings maintained by or on behalf of the Plaintiffs or any other Class Members, as well as any and all of their respective successors-in-interest, successors, predecessors-in-interest, predecessors, representatives, trustees, executors, administrators, estates, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them.

If the Effective Date does not occur, or if the Stipulation is disapproved, canceled or terminated pursuant to its terms, or the Settlement otherwise does not become final for any reason, all of the Parties and SIC shall be deemed to have reverted to their respective litigation status immediately prior to their entry into the Stipulation, and they shall proceed in all respects as if the Stipulation had not been executed and the related orders had not been entered, and in that event all of their respective claims and defenses as to any issue in the Action or the Federal Action shall be preserved without prejudice, except that, as set forth more fully in the Stipulation, the Governance Agreement and certain paragraphs of the Stipulation shall survive the termination of the Stipulation. In the event the Effective Date does not occur, or the Stipulation is disapproved, canceled or terminated pursuant to its terms, or the Settlement otherwise does not become Final for any reason, Stipulating Defendants reserve any and all rights to pursue the Federal Action or to oppose certification of any plaintiff class in any future proceedings (including, but not limited to, in any proceedings in the Action).

XII.	INSTRUCTIONS TO BROKERS AND OTHERS WHO HELD FOR THE BENEFIT OF OTHERS

Brokerage firms, banks and/or other persons or entities who held shares of MCC common stock for the benefit of others are requested to immediately send this Notice to all such beneficial owners. If additional copies of the Notice are needed for forwarding to such beneficial owners, any requests for such additional copies or provision of a list of names and mailing addresses of beneficial owners may be made to:

[Contact Info Of Settlement Administrator]

44

XIII.	SCOPE OF THE NOTICE

This Notice is not all-inclusive. The references in this Notice to the pleadings in the Action, the Stipulation, and other papers and proceedings are only summaries and do not purport to be comprehensive. For the full details of the Action, claims which have been asserted by the Parties and the terms and conditions of the Settlement, including a complete copy of the Stipulation, members of the Settlement Class are referred to the Court files in the Action.

You or your attorney may examine the Court files from the Action during regular business hours of each business day at the office of the Register in Chancery, New Castle County Courthouse, 500 North King Street, Wilmington, Delaware 19801.

Questions or comments may be directed to counsel for the Plaintiffs:

A. Thompson Bayliss

Abrams & Bayliss LLP

20 Montchanin Road, Suite 200

Wilmington, Delaware 19807

(302) 778-1000

Lori Marks-Esterman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

DO NOT WRITE OR TELEPHONE THE COURT

Dated: [●]

45

EXHIBIT C

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MEDLEY CAPITAL CORPORATION STOCKHOLDER LITIGATION	) ) ) ) )	CONS. C.A. No. 2019-0100-KSJM

SUMMARY NOTICE OF PENDENCY AND

PROPOSED SETTLEMENT OF CLASS ACTION

TO:	ANY AND ALL RECORD HOLDERS AND BENEFICIAL OWNERS OF MEDLEY CAPITAL CORPORATION COMMON STOCK AT ANY TIME BETWEEN AND INCLUDING AUGUST 9, 2018 AND THE PRESENT, TOGETHER WITH THEIR SUCCESSORS AND ASSIGNS.

PLEASE READ THIS NOTICE CAREFULLY. YOUR RIGHTS WILL BE AFFECTED BY A CLASS ACTION LAWSUIT PENDING IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE.

YOU ARE HEREBY NOTIFIED, pursuant to an Order of the Court of Chancery of the State of Delaware (the “Court”), dated [●], that Plaintiffs and certain Defendants in the above-captioned class action lawsuit (the “Action”), challenging certain transactions pursuant to which (i) Medley Capital Corporation would merge with and into Sierra Income Corporation (“SIC”), with SIC continuing as the surviving company in the merger, and (ii) Medley Management Inc. would merge with and into Sierra Management, Inc., a wholly owned subsidiary of SIC (“Merger Sub”), with Merger Sub continuing as the surviving company in the merger, have entered into a proposed settlement of the Action (the “Settlement”). A settlement hearing will be held in the Court of Chancery, New Castle County Courthouse, 500 North King Street, Wilmington, Delaware 19801, on [●] 2019, at [●] (the “Settlement Hearing”) to, among other things: (a) determine whether to certify a settlement class consisting of the persons and entities described above, except for certain persons and entities who are excluded from the settlement class by definition, as a non-opt- out class pursuant to Court of Chancery Rules 23(b)(1) and 23(b)(2) (the “Settlement Class”); (b)  determine whether the Court should approve the Settlement as fair, reasonable and adequate and in the best interests of the Settlement Class; (c) determine whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of the Settlement Class in the Action; (d) determine whether final judgment should be entered dismissing the Action and the Released Plaintiffs’ Claims as to the Released Defendant Parties with prejudice and barring and enjoining prosecution of any and all Released Plaintiffs’ Claims (as provided in the Settlement); (e) hear and determine any objections to the Settlement; (f) consider the application by Plaintiffs’ Counsel for attorneys’ fees and reimbursement of expenses, and any objections thereto; and (g) rule on such other matters as the Court may deem appropriate.

46

IF YOU ARE A MEMBER OF THE SETTLEMENT CLASS DESCRIBED ABOVE, YOUR RIGHTS WILL BE AFFECTED BY THE PENDING ACTION AND THE SETTLEMENT. If you have not yet received the full printed Notice of Pendency and Proposed Settlement of Class Action (the “Notice”), you may obtain a copy of the Notice by contacting Plaintiffs’ Counsel:

Lori Marks-Esterman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

If you are a Settlement Class member you will be bound by any judgment entered in the Action. Any objections to the Settlement and/or application for attorneys’ fees and expenses must be filed with the Court and delivered to all counsel listed in the Notice such that they are received no later than [●], 2019, in accordance with the instructions set forth in the Notice. Settlement Class members who do not object need not appear at the Settlement Hearing or take any other action to indicate their approval.

PLEASE DO NOT CONTACT THE COURT OR THE CLERK’S OFFICE REGARDING THIS NOTICE. Inquiries may be made to Plaintiffs’ Counsel:

A. Thompson Bayliss	Lori Marks-Esterman
Abrams & Bayliss LLP	Olshan Frome Wolosky LLP
20 Montchanin Road, Suite 200	1325 Avenue of the Americas
Wilmington, Delaware 19807	New York, New York 10019

Dated:                   , 2019

BY ORDER OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE

47

EXHIBIT D

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MEDLEY CAPITAL CORPORATION STOCKHOLDER LITIGATION	) ) ) ) )	CONS. C.A. No. 2019-0100-KSJM

ORDER AND FINAL JUDGMENT

On this                    day of                       , 2019, a hearing having been held before this Court to determine whether the terms and conditions of the Stipulation and Agreement of Compromise and Settlement, dated July 29, 2019 (the “Stipulation”), which is incorporated herein by reference, 1 and the terms and conditions of the settlement proposed in the Stipulation (the “Settlement”) are fair, reasonable and adequate for the settlement of all claims asserted herein; and whether an Order and Final Judgment should be entered in the above-captioned consolidated class action (the “Action”); and the Court having considered all matters submitted to it at the hearing and otherwise;

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1.  The mailing of the Notice of Pendency and Proposed Settlement of Class Action (the “Notice”) pursuant to and in the manner prescribed in the Scheduling Order entered on                              , 2019 (the “Scheduling Order”), which was mailed by first class mail on                           , 2019, combined with the publication of the Summary Notice of Pendency and Proposed Settlement of Class Action (the “Summary Notice”) pursuant to and in the manner prescribed in the Scheduling Order, which was published on                           , 2019, is hereby determined to be the best notice practicable under the circumstances and in full compliance with Court of Chancery Rule 23, the requirements of due process and applicable law. It is further determined that all Class Members are bound by the Order and Final Judgment herein.

2.  The Court finds that the Action is a proper class action pursuant to Court of Chancery Rules 23(a) and 23(b)(1) and (b)(2) and hereby certifies a non-opt-out Settlement Class as consisting of:

Any and all record holders and beneficial owners of MCC common stock at any time during the Settlement Class Period, together with their successors and assigns, but excluding Stipulating Defendants, their Immediate Family, SIC and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the Stipulating Defendants, members of their Immediate Families or SIC.

“Settlement Class Period” means the period between and including August 9, 2018, and the later of the (i) the Closing, (ii) the consummation of any transaction based on a Superior Proposal (as defined in the Amended MCC Merger Agreement), and (iii) the termination of the Amended MCC Merger Agreement.

“Stipulating Defendants” means Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management Inc. (“MDLY”), Medley Capital Corporation (“MCC”), MCC Advisors LLC, Medley Group LLC, and Medley LLC.

“Immediate Family” means an individual’s spouse, parents, siblings, children, grandparents, grandchildren; the spouses of his or her parents, siblings and children; and the parents and siblings of his or her spouse, and includes step and adoptive relationships. In this paragraph, “spouse” shall mean a husband, a wife, or a partner in a state-recognized domestic partnership or civil union.

1 Capitalized terms (other than proper nouns) that are not defined herein shall have the meanings set forth in the Stipulation.

48

3.  Specifically, the Court finds that the Settlement Class satisfies the numerosity requirement of Rule 23(a)(1). As of December 21, 2018, there were over 54,474,211 shares of common stock (“Shares”) of Medley Capital Corporation (“MCC”) issued and outstanding which are publicly traded and held by thousands of beneficial owners. There are common issues of fact and law in the Action sufficient to satisfy Rule 23(a)(2), including whether the disclosures made in connection with the Transactions were adequate, whether the Stipulating Defendants breached their fiduciary duties to Class Members (as defined in the Stipulation), whether MDLY, SIC, MCC Advisors LLC, Medley Group LLC, and Medley LLC aided and abetted these breaches, and whether the Plaintiffs and Class Members were injured as a consequence of Defendants’ actions. The claims of the Plaintiffs’ in the Action are typical of the claims of absent members of the Settlement Class in that they all arise from the same allegedly wrongful conduct and are based on the same legal theories, satisfying Rule 23(a)(3). The Plaintiffs and Plaintiffs’ Counsel are adequate representatives of the Settlement Class, satisfying Rule 23(a)(4). The prosecution of separate actions by individual members of the Settlement Class would create a risk of inconsistent adjudications which would establish incompatible standards of conduct for Defendants, and, as a practical matter, the disposition of this Action will influence the disposition of any pending or future identical cases brought by other members of the Settlement Class, satisfying Rule 23(b)(1); and there were allegations that Defendants acted or refused to act on grounds generally applicable to the Class, satisfying Rule 23(b)(2).

4.  The Settlement of this Action as provided for in the Stipulation is approved as fair, reasonable and adequate, and in the best interests of Plaintiffs and the Settlement Class.

5.  The Parties are hereby authorized and directed to consummate the Settlement in accordance with the terms and provisions of the Stipulation, and the Register in Chancery is directed to enter and docket this Order and Final Judgment.

6.  “Released Defendants’ Claims” means all Claims that were or could have been asserted in the Action, including, without limitation, all Claims arising out of or relating to (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, the Amended MCC Merger Agreement, the MDLY Merger Agreement, and the Amended MDLY Merger Agreement (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v) the fiduciary duties or obligations of the Stipulating Defendants in connection with the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. Released Defendants’ Claims shall also include all Claims arising out of or relating to the prosecution and settlement of the Action and all Claims that were or could have been asserted in the Federal Action, provided, however, that the Released Defendants’ Claims shall not include any Claims that were or could have been asserted in the Federal Action against any of the Highland Parties. Notwithstanding the foregoing, the Released Defendants’ Claims shall not include claims to enforce the Stipulation or the Governance Agreement.

7. “Released Defendant Parties” means (i) any and all of the Stipulating Defendants; (ii) the Stipulating Defendants’ Immediate Family members, and respective past or present direct or indirect affiliates, associates, members, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, officers, directors, employees, agents, representatives, advisors, financial or investment advisors (including the financial advisor to the MCC Special Committee), insurers, and attorneys (including Stipulating Defendants’ Counsel); and (iii) the legal representatives, heirs, executors, administrators, predecessors, successors, predecessors-in- interest, successors-in-interest and assigns of any of the foregoing.

49

8.  “Released Plaintiffs’ Claims” means all Claims that were or could have been asserted in the Action, including, without limitation, all Claims arising out of or relating to (i) alleged mismanagement of MCC; (ii) the Transactions (including any actions, deliberations and negotiations relating thereto); (iii) the MCC Merger Agreement, the Amended MCC Merger Agreement, the MDLY Merger Agreement, and the Amended MDLY Merger Agreement (including any actions, deliberations and negotiations relating thereto); (iv) the disclosures regarding the Transactions; (v) the fiduciary duties or obligations of the Stipulating Defendants in connection with the review of strategic alternatives available to MCC; (vi) the vote or any adjournment of the vote of MCC stockholders on the MCC Merger; and (vii) proxy solicitation efforts in connection with the votes of the MCC stockholders on the MCC Merger. Released Plaintiffs’ Claims shall also include all Claims arising out of or relating to the prosecution and settlement of the Federal Action. Notwithstanding the foregoing, the Released Plaintiffs’ Claims shall not include claims to enforce the Stipulation or the Governance Agreement.

9.  “Released Plaintiff Parties” means (i) any and all of Plaintiffs, FrontFour and their respective past or present direct or indirect affiliates, associates, members, managers, partners, partnerships, investment funds, subsidiaries, parents, predecessors, successors, officers, directors, employees, agents, representatives, advisors, financial or investment advisors, insurers, and attorneys (including Plaintiffs’ Counsel); (ii) the legal representatives, heirs, executors, administrators, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns of any of the foregoing; and (iii) all other Class Members.

10.  “Unknown Claims” means any and all Released Plaintiffs’ Claims which Plaintiffs or any other Class Member does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiffs’ Claims against the Released Defendant Parties, which if known by him, her or it, might have affected his, her or its decision(s) with respect to the Settlement, and any and all Released Defendants’ Claims which any Stipulating Defendant or any other Released Defendant Party does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendants’ Claims against the Released Plaintiff Parties, which if known by him, her, or it might have affected his, her, or its decision(s) with respect to the Settlement. With respect to any and all Released Plaintiffs’ Claims and Released Defendants’ Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs and Stipulating Defendants shall expressly waive, and each of the Class Members shall be deemed to have, and by operation of the Judgment or Alternative Judgment that becomes Final shall have expressly, waived, relinquished and released any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or other jurisdiction, or principle of common law or foreign law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Plaintiffs and Stipulating Defendants acknowledge, and the other Class Members by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Plaintiffs’ Claims and the Released Defendants’ Claims, but that it is the intention of Plaintiffs and Stipulating Defendants, and by operation of law the other Class Members, to completely, fully, finally and forever extinguish any and all Released Plaintiffs’ Claims and Released Defendants’ Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and Stipulating Defendants acknowledge, and the other Class Members by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of Released Plaintiffs’ Claims was separately bargained for and was a key element of the Settlement.

50

11.  The Court hereby finds and concludes that the distribution of the Net Settlement Amount (including the Cash Component) from the Account to Eligible Class Members does not give rise to appraisal rights in connection with the Transactions.

12.  This Action and the Released Plaintiffs’ Claims are hereby dismissed as to the Released Defendant Parties on the merits and with prejudice, and without costs.

13.  Upon the Effective Date, Plaintiffs and all Class Members, on behalf of themselves, their legal representatives, heirs, executors, administrators, estates, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, shall thereupon fully, finally and forever, release, settle and discharge the Released Defendant Parties from and with respect to every one of the Released Plaintiffs’ Claims, and shall thereupon be forever barred and enjoined from commencing, instituting or prosecuting any Released Plaintiffs’ Claims against any of the Released Defendant Parties.

14.  Upon the Effective Date, each of the Stipulating Defendants, on behalf of themselves, their legal representatives, heirs, executors, administrators, estates, predecessors, successors, predecessors-in-interest, successors-in-interest and assigns, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, shall thereupon fully, finally and forever, release, settle and discharge the Released Plaintiff Parties from and with respect to every one of the Released Defendants’ Claims, and shall thereupon be forever barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Released Plaintiff Parties.

15.  Neither this Judgment, the Stipulation, the fact or any terms of the Settlement, nor any communications relating thereto, is evidence, or an admission or concession by any Party or their counsel, Class Member, or any other Released Defendant Party or Released Plaintiff Party, of any fault, liability or wrongdoing whatsoever, as to any facts or claims alleged or asserted in the Action or the Federal Action, or any other actions or proceedings, or as to the validity or merit of any of the claims or defenses alleged or asserted in any such action or proceeding.

16.  Neither this Judgment nor the Stipulation is a finding or evidence of the validity or invalidity of any claims or defenses in the Action or the Federal Action, any wrongdoing by any Party, Class Member or other Released Defendant Party or Released Plaintiff Party, or any damages or injury to any Party, Class Member or other Released Defendant Party or Released Plaintiff Party.

51

17.  Neither this Judgment, the Stipulation, nor any of the terms and provisions of the Stipulation, nor any of the negotiations or proceedings in connection therewith, nor any of the documents or statements referred to herein or therein, nor the Settlement, nor the fact of the Settlement, nor the Settlement proceedings, nor any statements in connection therewith, (a) shall (i) be argued to be, used or construed as, offered or received in evidence as, or otherwise constitute an admission, concession, presumption, proof, evidence, or a finding of any liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts or omissions on the part of any of the Released Defendant Parties or Released Plaintiff Parties, or of any infirmity of any defense, or of any damage to Plaintiffs or any other Class Member, or (ii) otherwise be used to create or give rise to any inference or presumption against any of the Released Defendant Parties or Released Plaintiff Parties concerning any fact or any purported liability, fault, or wrongdoing of the Released Defendant Parties or Released Plaintiff Parties or any injury or damages to any person or entity, or (b) shall otherwise be admissible, referred to or used in any proceeding of any nature, for any purpose whatsoever; provided, however, that (i) the Stipulation and/or this Judgment may be introduced in any proceeding, whether in the Court or otherwise, as may be necessary to argue and establish that the Stipulation and/or Judgment has res judicata, collateral estoppel or other issue or claim preclusion effect or to otherwise consummate or enforce the Settlement and/or Judgment or to secure any insurance rights or proceeds of any of the Released Defendant Parties or Released Plaintiff Parties, and (ii) the foregoing shall not prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party) or stock exchange regulations.

18. Plaintiffs’ Counsel are hereby awarded attorneys’ fees in the sum of $                      in connection with the Action, which sum the Court finds to be fair and reasonable, and reimbursement of expenses in the amount of $                     . Such sums shall be paid pursuant to the provisions of the Stipulation within five (5) business days of the entry of this Order and Final Judgment. No counsel representing any Class Member in the Action shall make any further or additional application for fees and expenses to the Court or any other court.

19.  If the Effective Date does not occur, this Order and Final Judgment shall be rendered null and void and shall be vacated and, in such event, all orders entered and releases delivered in connection herewith shall be null and void; the Parties and SIC returned, without prejudice in any way, to their respective litigation positions immediately prior to the execution of the Stipulation.

20.  The binding effect of this Order and Final Judgment and the obligations of Plaintiffs, Class Members and Defendants under the Settlement shall not be conditioned upon or subject to the resolution of any appeal from this Order and Final Judgment that relates solely to the issue of Plaintiffs’ Counsel’s (or any other counsel’s) application for an award of attorneys’ fees and expenses.

21.  All Class Members shall be and are deemed bound by the Stipulation and this Order and Final Judgment. This Order and Final Judgment, including the release of all Released Plaintiffs’ Claims against all Released Defendant Parties, shall have res judicata and other preclusive effect in all pending and future lawsuits, arbitrations or other proceedings maintained by, or on behalf of, any of the Plaintiffs or any Class Members, as well as their respective heirs, executors, administrators, estates, predecessors-in-interest, predecessors, successors-in-interest, successors, and assigns and anyone claiming through or on behalf of any of them.

22.  Without further order of this Court, the Parties may agree in writing to reasonable extensions of time to carry out any of the provisions of the Stipulation.

23.  Without affecting the finality of this Order and Final Judgment in any way, this Court reserves jurisdiction over all matters relating to the administration and consummation of the Settlement.

Dated: , 2019
Vice Chancellor McCormick

52

Exhibit 10.2

EXECUTION COPY

GOVERNANCE AGREEMENT

THIS GOVERNANCE AGREEMENT (this “Agreement”) is entered into as of July 29, 2019, by and among Medley Capital Corporation, a Delaware corporation (the “Company”), FrontFour Capital Group LLC, a Delaware limited liability company (“FrontFour Capital”), FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (“FrontFour Master”), FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”), FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”), David A. Lorber, Stephen E. Loukas and Zachary R. George (Mr. George, collectively with FrontFour Capital, FrontFour Master, FrontFour Corp., the Canadian Fund and Messrs. Lorber and Loukas, “FrontFour”). The Company and FrontFour are collectively referred to herein as the “Parties” and each a “Party”.

RECITALS

WHEREAS, (i) the Company and Sierra Income Corporation, a Maryland corporation (“SIC”), entered into an Agreement and Plan of Merger, dated as of August 9, 2018 (as may be revised, amended, restated or modified, the “MCC Merger Agreement”), which provides (subject to the conditions set forth therein) for the merger (the “MCC Merger”) of the Company with and into SIC, with SIC as the surviving company and legal successor by merger to the Company (such legal successor, the “Combined Company”) and (ii) SIC, Sierra Management, Inc., a Delaware corporation and a wholly owned subsidiary of SIC (“Merger Sub”), and Medley Management Inc., a Delaware corporation (“MDLY”), entered into an Agreement and Plan of Merger, dated as of August 9, 2018 (as may be revised, amended, restated or modified, the “MDLY Merger Agreement”, together with the MCC Merger Agreement, the “Merger Agreements” and each a “Merger Agreement”), which provides, contemporaneously with the MCC Merger (subject to the conditions set forth therein), for the merger of MDLY with and into Merger Sub, with Merger Sub as the surviving company in such merger (the “MDLY Merger”, together with the MCC Merger, the “Mergers” and each a “Merger”);

WHEREAS, FrontFour delivered to the Company a first nomination notice, dated November 2, 2018 (the “First Nomination Notice”), and a second nomination notice, dated March 27, 2019 (the “Second Nomination Notice”, and together with the First Nomination Notice, the “Nomination Notices”), pursuant to which it notified the Company of its intention to nominate certain individuals as candidates for election as directors of the Company at the 2019 annual meeting of stockholders of the Company (the “2019 Annual Meeting”);

WHEREAS, (i) the Standstill Parties (as defined below), MDLY, SIC, FrontFour and certain other Persons (as defined below) are presently parties to certain litigation related to the Mergers commenced in the Court of Chancery of the State of Delaware captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “Class Action”), and (ii) the Company commenced certain litigation related to the Mergers against FrontFour and certain other Persons in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, No. 1:19-cv-02055 (S.D.N.Y.) (the “SDNY Litigation”);

WHEREAS, the Parties and certain other Persons have entered into that certain Settlement Term Sheet (the “Settlement Term Sheet”), dated April 15, 2019, which was and is terminable at will by the parties thereto and which, among other matters, (i) memorialized an agreement-in-principle that will form the basis of a definitive stipulation of settlement (“Stipulation of Settlement”) to be entered into in connection with the Class Action and SDNY Litigation, (ii) contemplated the entry into this Agreement by the Parties and (iii) provided that, effective upon the execution of the Settlement Term Sheet, FrontFour would irrevocably withdraw the Nomination Notices and agree not to submit any director nomination or stockholder proposal for consideration at the 2019 Annual Meeting;

WHEREAS, pursuant to, and effective upon the execution of, the Settlement Term Sheet, the size of the board of directors of the Company (the “Board”) was fixed at seven (7) members and David A. Lorber and Lowell W. Robinson (together with Mr. Lorber, the “New Directors” and each a “New Director”) were duly appointed to the Board, with Mr. Lorber serving as a member of Class I of the Board for a term expiring at the Company’s 2021 annual meeting of stockholders and Mr. Robinson serving as a member of Class III of the Board for a term expiring at the Company’s 2020 annual meeting of stockholders (including any adjournments or postponements thereof, the “2020 Annual Meeting”);

WHEREAS, pursuant to, and effective upon the execution of, the Settlement Term Sheet, the Company duly appointed (i) Mr. Lorber as a member of each of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) and the Compensation Committee of the Board (the “Compensation Committee”), (ii) Mr. Robinson as a member of the Audit Committee of the Board (the “Audit Committee”), and (iii) both New Directors as members of the Special Committee of the Board (the “Special Committee”), with Mr. Lorber appointed as the Chairman of the Special Committee; and

WHEREAS, during the time negotiations between the Special Committee and the Special Committee of the Board of Directors of SIC regarding amendment of the MCC Merger Agreement were occurring, the Company also sought to renegotiate certain terms of the Settlement Term Sheet with counsel for FrontFour, and, as a result of such negotiations, the Parties entered into a Stipulation of Settlement (the “Stipulation of Settlement”), which, together with this Agreement, supersedes the Settlement Term Sheet in all respects.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Board Matters.

(a) FrontFour acknowledges, ratifies and confirms that pursuant to, and effective upon the execution of, the Settlement Term Sheet (i) FrontFour irrevocably withdrew the Nomination Notices and agreed not to submit any director nomination or stockholder proposal for consideration at the 2019 Annual Meeting, and (ii) each New Director was appointed to the Board and the committees of the Board on which such New Director sits in accordance with the Settlement Term Sheet.

(b) The Company acknowledges, ratifies and confirms that effective as of April 15, 2019 (i) the size of the Board was fixed at seven (7) members, (ii) each New Director was appointed to the Board and the committees of the Board on which such New Director sits, (iii) the Special Committee was reconstituted to consist of Mr. Lorber (Chair), Mr. Robinson, Arthur Ainsberg and Karin Hirtler-Garvey, (iv) the Nominating Committee was reconstituted to consist of Mr. Ainsberg (Chair), Ms. Hirtler-Garvey and Mr. Lorber, (v) the Compensation Committee was reconstituted to consist of Mr. Ainsberg, Ms. Hirtler-Garvey (Chair) and Mr. Lorber, and (vi) the Audit Committee was reconstituted to consist of Mr. Ainsberg, Ms. Hirtler-Garvey (Chair) and Mr. Robinson.

(c) FrontFour acknowledges that Mr. Robinson shall, and Mr. Lorber hereby agrees to, promptly advise the Board and the Nominating Committee in writing if he (i) becomes an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), (ii) ceases to be “independent”, as defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) as well as pursuant to all other applicable director independence standards of the Company and the U.S. Securities and Exchange Commission (the “SEC”), applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all rules and regulations promulgated thereunder, or (iii) ceases to be qualified to serve as a disinterested director under the Delaware General Corporation Law (the “DGCL”), in each case, in the same manner as other independent directors on the Board.

(d) FrontFour acknowledges that Mr. Robinson shall, and Mr. Lorber hereby agrees to, as a condition to each New Director’s continuing service as a member of the Board, (i) provide any information that the Company reasonably requires, including (A) information the Company requires to be disclosed in a proxy statement, registration statement, or other filing under applicable law, stock exchange rules or listing standards (including the NYSE Manual) and (B) information in connection with assessing the eligibility, qualifications, independence (including whether such New Director is an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act) and other similar criteria applicable to directors or satisfying compliance and legal obligations, to the extent, in each case, consistent with the information required by the Company with respect to other members of the Board, and (ii) provide the information referred to in the foregoing clause (i) as promptly as practicable after such request to enable timely filing of the Company’s proxy statement, registration statements, or any other filings under such applicable law, stock exchange rules or listing standards.

(e) FrontFour acknowledges that Mr. Robinson shall, and Mr. Lorber hereby agrees to, at all times while serving as a member of the Board, (i) comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to all Board members (collectively, the “Company Policies”), and (ii) preserve the confidentiality of the Company’s confidential information, including discussions or matters considered in meetings of the Board or Board committees to the extent not disclosed publicly by the Company, in each case in the same manner as other independent directors on the Board.

(f) The Company agrees that each New Director shall receive (i) the same benefits of director and officer insurance and any indemnity and exculpation arrangements available generally to members of the Board, (ii) the same compensation for his service as a director as the compensation received by other non-management directors on the Board, and (iii) such other benefits on the same basis as all other non-management members of the Board.

(g) Subject to Section 1(h) if, at any time during the Restricted Period (as defined below), a New Director (including, for the avoidance of doubt, any Successor Director (as defined below)) is unable or unwilling to serve as a director for any reason, FrontFour, upon providing a written request to the Board, shall be entitled to designate a replacement director to the Board (a “Successor Director”) who (i) is reasonably acceptable to the Board and the Nominating Committee as a replacement candidate (it being acknowledged that the Nominating Committee and the Board shall not unreasonably withhold their acceptance), (ii) has been considered and approved by the Nominating Committee and the Board consistent with their fiduciary duties (it being acknowledged that the Nominating Committee and the Board shall not unreasonably withhold their approval) and has provided the Nominating Committee and the Board with all information (including a completed nominee director questionnaire) required in connection with assessing his or her respective eligibility, qualifications, independence or other similar criteria applicable to directors pursuant to applicable law and securities and stock exchange regulations, (iii) is not an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act and qualifies as “independent” under Section 303A.02 of the NYSE Manual and other director independence standards of the Company and the SEC, and all applicable provisions of the Exchange Act (including all rules and regulations promulgated thereunder), (iv) agrees to comply with the Company Policies, and (v) has relevant financial and business experience. The Nominating Committee shall make its determination and recommendation regarding whether such nominee meets the foregoing criteria as soon as reasonably practicable, but in any case within five (5) business days, after (1) such nominee has submitted to the Company all information (including a completed nominee director questionnaire) required in connection with assessing his or her respective eligibility, qualifications and independence, and (2) representatives of the Board have considered and reviewed, and to the extent appropriate consulted with its advisors regarding, the eligibility, qualifications and independence of such nominee and have conducted a customary interview of such nominee. The Company shall use its reasonable efforts to conduct any interview(s) contemplated by clause (2) of the foregoing sentence as promptly as reasonably practicable and, assuming reasonable availability of the nominee and the members of the Nominating Committee, within ten (10) business days after the submission of all the information contemplated by clause (1) of the foregoing sentence. In the event the Nominating Committee does not accept a person designated by FrontFour as the Successor Director (it being acknowledged that the Nominating Committee shall not unreasonably withhold its approval), FrontFour shall have the right to designate a new substitute person whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Successor Director nominee by the Nominating Committee, the Board shall vote on the appointment of such Successor Director nominee to the Board no later than ten (10) business days after the Nominating Committee recommendation of such Successor Director nominee; provided, however, that if the Board does not appoint such Successor Director nominee to the Board (it being acknowledged that the Board shall not unreasonably withhold its approval), the Parties shall continue to follow the procedures of this Section 1(g) until a Successor Director is elected to the Board. Upon a Successor Director’s appointment to the Board, the Board and all applicable committees of the Board shall consider whether such Successor Director has the necessary qualifications to be appointed to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal, and shall appoint such Successor Director to either such committees or, if the qualifications for such committees are not met by the Successor Director, to alternative committees of the Board of which the Successor Director meets the applicable qualifications. Upon appointment to the Board, such Successor Director shall be deemed to be a New Director for purposes of this Agreement.

(h) If, at any time after the date hereof, FrontFour and its Affiliates (as defined below) cease to beneficially own, in the aggregate, at least the lesser of (i) two percent (2%) of the then issued and outstanding common stock of the Company, par value $0.001 per share (“Common Stock”) and (ii) 1,089,484 shares of Common Stock, FrontFour’s right to designate a Successor Director to fill the vacancy caused by the departure of a New Director pursuant to Section 1(g) shall automatically terminate. Prior to the exercise of the director replacement right permitted under Section 1(g), the Chief Financial Officer (or equivalent officer) of the investment adviser to FrontFour shall certify in writing to the Company that FrontFour and its Affiliates beneficially own, in the aggregate, at least the lesser of (A) two percent (2%) of the then issued and outstanding Common Stock and (B) 1,089,484 shares of Common Stock.

(i) If the MCC Merger is consummated, pursuant to the MCC Merger Agreement, SIC shall be permitted to determine which current, independent director of the Company shall be appointed to the board of directors of the Combined Company (the “Combined Company Board”). For the avoidance of doubt, the Parties acknowledge that the determination of which independent director of the Company will be appointed to the Combined Company Board shall be made by SIC in its sole and absolute discretion and that FrontFour has no right to designate a director on the Combined Company Board.

2. Voting Agreement.

(a) During the Voting Period (as defined below), with respect to all Subject Securities (as defined below) over which FrontFour or any of its “Affiliates” or “Associates” (as such terms are defined in the Exchange Act) has the right to vote as of the record date for any meeting of the Company’s stockholders or action by written consent, as the case may be, FrontFour shall cause all such Subject Securities to be present for quorum purposes and shall vote, or cause to be voted, all such securities in favor of the adoption of, and the transactions contemplated by, the revised MCC Merger Agreement, including the MCC Merger.

(b) Subject to Section 2(a), during the Restricted Period, with respect to all Subject Securities over which FrontFour or any of its Affiliates or Associates has the right to vote as of the record date at any respective meeting of the Company’s stockholders or the Combined Company’s stockholders, or pursuant to any action by written consent, FrontFour shall cause all such Subject Securities to be present for quorum purposes and shall vote, or cause to be voted, all such Subject Securities (i) in favor of each director candidate nominated and recommended by the Board or the Combined Company Board, respectively, for election at any such meeting or pursuant to any action by written consent, and (ii) against any stockholder nominees for director or purported stockholder nominations for director which are not recommended by the Board or the Combined Company Board, respectively, for election at any such meeting or pursuant to any action by written consent. During the Restricted Period, with respect to any stockholder proposals or other business presented at any respective stockholder meeting of the Company or the Combined Company or pursuant to any action by written consent, FrontFour shall vote, or cause to be voted, all Subject Securities, in accordance with either (A) the recommendation of the Board or the Combined Company Board, respectively, or (B) the recommendation of Institutional Shareholder Services Inc. (“ISS”) (unless such proposals are in connection with, or are otherwise inconsistent with FrontFour’s support of, the revised MCC Merger Agreement, in which case FrontFour must vote as recommended by the Board); provided, however, that FrontFour shall be permitted to vote in its sole discretion with respect to any publicly announced proposals (unless such proposals are in connection with, or are otherwise inconsistent with FrontFour’s support of, the revised MCC Merger Agreement, in which case FrontFour must vote as recommended by the Board) for an Extraordinary Matter (as defined below) involving the Company or the Combined Company, respectively, requiring a vote of the respective stockholders of the Company or the Combined Company.

(c) During the Restricted Period, FrontFour shall not enter into any agreement or understanding with any Person to vote or give instructions to vote in any manner inconsistent with Sections 2(a) and 2(b).

(d) During the Voting Period, FrontFour shall not, directly or indirectly, cause or permit any Transfer (as defined below) of any of the Subject Securities to be effected. Without limiting the generality of the foregoing, during the Voting Period, FrontFour shall not tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer.

3. Standstill.

(a) FrontFour agrees that during the Restricted Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, alone or in concert with others, with respect to the Company and, if the MCC Merger is consummated, the Combined Company (each of the Company and the Combined Company, a “Standstill Party”):

(i) engage in, or knowingly encourage, assist, support or advise, directly or indirectly, any solicitation of proxies or consents, or conduct any type of nonbinding referendum with respect to any voting securities, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, (A) by initiating, encouraging or participating in any “withhold” or similar campaign, or (B) any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of a Standstill Party;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of common stock or other securities of any Standstill Party (other than a “group” that includes all or some of the Persons identified on the signature pages hereto as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of FrontFour to join a “group” with FrontFour following the date hereof, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii) except, in each case, if such acquisitions are permitted by and do not exceed the Beneficial Ownership limitations set forth in the 1940 Act as in effect on the date hereof, purchase, acquire, offer, seek or propose to acquire, agree to acquire, or announce any intention to acquire, directly or indirectly, whether by purchase, tender or exchange offer or otherwise, through the acquisition of control of another Person or by joining a “partnership, limited partnership, syndicate or other group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules of the SEC promulgated thereunder) Beneficial Ownership (defined below) of (A) any outstanding series or class of any securities or indebtedness of any Standstill Party, (B) any direct or indirect rights or options to acquire any such securities or indebtedness, (C) any derivative securities or contracts or instruments referencing any such securities or indebtedness, including any derivative securities or contracts or instruments related to the price of common stock or indebtedness of a Standstill Party, or (D) any assets or liabilities of a Standstill Party; provided, however, that nothing herein shall limit or restrict Mr. Lorber from receiving any securities that may be granted or awarded to directors of a Standstill Party;

(iv) deposit any shares of common stock or other securities of a Standstill Party in any voting trust or subject any shares of common stock or other securities of a Standstill Party to any arrangement or agreement with respect to the voting of any shares of common stock or other securities of a Standstill Party, other than any such voting trust, arrangement or agreement solely among FrontFour and its Affiliates and otherwise in accordance with this Agreement;

(v) (A) make or be the proponent of any binding or non-binding proposal (whether pursuant to Rule 14a-8 under the Exchange Act, the Standstill Party’s bylaws or otherwise) for consideration by stockholders at any annual or special meeting of stockholders of any Standstill Party or in connection with a consent solicitation, (B) make any announcement, offer or proposal (with or without conditions) or seek to propose any tender or exchange offer, merger, acquisition, recapitalization, transaction relating to a material amount of assets or securities, restructuring, disposition or other business combination or similar transaction involving FrontFour and a Standstill Party, whether or not such transaction involves a change of control of a Standstill Party, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any tender or exchange offer, merger, acquisition, recapitalization, transaction relating to a material amount of assets or securities, restructuring, disposition or other business combination involving any Standstill Party (or encourage, initiate or support any third party in making such an offer or proposal), (D) publicly comment on any third party proposal regarding any tender or exchange offer, merger, acquisition, recapitalization, transaction relating to a material amount of assets or securities, restructuring, disposition, or other business combination with respect to any Standstill Party, or (E) call or seek to call (by written consent or otherwise), or request the calling of, in each case alone or in concert with others, any meeting of any Standstill Party’s stockholders, whether or not such a meeting is permitted by such Standstill Party’s bylaws, including a special meeting of stockholders of any Standstill Party or a “town hall meeting”;

(vi) publicly (or privately in a manner that would reasonably be expected to become public) make any proposal or request that constitutes: (A) advising, controlling or changing the board of directors or management of a Standstill Party, including any proposals to change the number or term of directors or to fill any vacancies on the board of directors of any Standstill Party, except as set forth in this Agreement, (B) any material change in the capitalization, share repurchase programs and practices or dividend policy of a Standstill Party, (C) any other material change in a Standstill Party’s management, business or corporate structure, except as set forth in this Agreement, or (D) seeking to have a Standstill Party waive or make amendments or modifications to such Standstill Party’s bylaws, certificate of incorporation, or other actions that may impede or facilitate the acquisition of control of a Standstill Party by any Person;

(vii) subject to the restrictions set forth in Section 2(d), other than in sale transactions on the NYSE or through a broker or dealer where the identity of the purchaser is not known, sell or offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, any securities or indebtedness of a Standstill Party (or any rights decoupled from such underlying securities or indebtedness held by FrontFour or its Affiliates or Associates) or any derivatives relating to securities or indebtedness of a Standstill Party to any third party that (A) has filed a Schedule 13D with respect to a Standstill Party, (B) has run (or publicly announced an intention to run) a proxy contest with respect to a Standstill Party in the one year prior to such time, or (C) will as a result of the transaction have Beneficial Ownership of more than 5% of any outstanding series or class of stock or any securities or indebtedness of a Standstill Party; provided, however, that subsection (C) shall not restrict any sale to Schedule 13G filers that are mutual funds, pension funds or index funds;

(viii) (A) seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose or recommend the nomination of any candidate to, the board of directors of a Standstill Party (except to the extent expressly permitted by this Agreement), (B) seek, alone or in concert with others, the removal of any member of the board of directors of a Standstill Party, or (C) in its capacity as a shareholder of a Standstill Party, make a request for any stockholder list or other books and records of a Standstill Party, whether pursuant to Rule 14d-5 or Rule 14a-7 of the Exchange Act, Section 220 of the DGCL (or a similar provision under applicable state law);

(ix) seek to advise, encourage, support or knowingly influence any Person with respect to the voting or disposition of any securities or indebtedness of any Standstill Party at any annual or special meeting of stockholders or in connection with any consent solicitation;

(x) disclose in a manner that would reasonably be expected to become public any plan or proposal with respect to a Standstill Party, or its board of directors or its management, that FrontFour would be prohibited from making pursuant to this Section 3(a);

(xi) enter into any discussions, negotiations, agreements or understandings with any third party with respect to any action FrontFour is prohibited from taking pursuant to this Section 3, or knowingly advise, assist, encourage or persuade any third party to take any such action; or

(xii) (A) take any action challenging the validity or enforceability of any of the provisions of this Section 3 or which would cause or require any Standstill Party to make public disclosure regarding any of the foregoing provisions of this Section 3(a), or (B) publicly (or privately in a manner that would reasonably be expected to become public) make any request or publicly (or privately in a manner that would reasonably be expected to become public) submit any proposal to amend or waive the terms of this Section 3.

(b) Notwithstanding anything to the contrary contained in Section 3(a) or elsewhere in this Agreement, nothing in this Agreement shall (i) be deemed to limit the exercise in good faith by a New Director of his fiduciary duties to a Standstill Party or its stockholders solely in his capacity as a director of such Standstill Party, (ii) prohibit or restrict FrontFour from communicating privately with the board of directors or any officers of a Standstill Party regarding any matter, so long as such communications are not intended to, or would not reasonably be expected to, require any public disclosure of such communications, or (iii) prohibit or restrict FrontFour from communicating with stockholders of a Standstill Party and others in a manner that does not otherwise violate Section 3(a) in any respect. Further, for the avoidance of doubt, the provisions of this Section 3 shall not prevent FrontFour from voting its Subject Securities in accordance with the provisions of Section 2(a) and 2(b) of this Agreement.

(c) During the Restricted Period, neither FrontFour nor any of its Affiliates or Associates shall enter into or engage in any short sale, hedge, swap, derivative transaction or other agreement or arrangement with any third party involving or referencing any securities or indebtedness of MDLY, except to the extent required to close, settle, eliminate or otherwise dispose of any direct or indirect interest FrontFour may be deemed to have in MDLY’s Class A common stock by virtue of certain “short positions” that are described in further detail in the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on May 9, 2019.

4. Press Release and SEC Filings.

(a) Upon request by the Company prior to consummation of the Mergers, the Company and FrontFour shall jointly issue a mutually agreeable press release (the “Press Release”) expressing their support for the MCC Merger, the MCC Merger Agreement (including the “Go-Shop” contemplated therein) and the transactions contemplated thereby (for the avoidance of doubt, taking into account any proposed modifications and revisions to each Merger Agreement).

(b) Except for the Press Release and subject to Section 4(c) and Section 4(d), during the Restricted Period, the Parties shall not, and the Parties shall cause their Affiliates and Associates not to (i) issue a press release in connection with this Agreement or any of the actions contemplated hereby, or (ii) otherwise make any public statement, disclosure or announcement with respect to this Agreement or any of the actions contemplated hereby, in each case, that is inconsistent with this Agreement (including the Press Release).

(c) The Company will provide FrontFour with a reasonable opportunity to review and comment on the Company’s Form 8-K disclosing this Agreement prior to its filing with the SEC and will consider in good faith any comments received from FrontFour. During the Restricted Period, FrontFour shall provide the Company with a reasonable opportunity to review any filings to be made by FrontFour or its Affiliates with respect to the Subject Securities with any governmental or regulatory authority prior to any such filing, and will reasonably consider in good faith any changes to any such filing proposed by the Company; provided, however, that the foregoing shall not apply to any Form 13F filings that may be required to be filed by FrontFour or its Affiliates.

(d) Nothing in this Section 4 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party) or stock exchange regulations.

5. Engagement with Proxy Advisory Services and SEC. Unless the Special Committee elects to terminate the revised MCC Merger Agreement in accordance with the terms thereof, FrontFour, acting by and through Mr. Lorber (or any Successor Director to Mr. Lorber), shall use reasonable efforts to support the Company’s undertakings, efforts and actions to obtain (a) exemptive relief from the SEC sufficient to permit the consummation of the Mergers, and (b) the support of the proxy advisory services (including ISS and Glass Lewis & Co.) for the revised MCC Merger Agreement and the MCC Merger, to the extent reasonably requested by the Company.

6. Notification of Nomination Deadlines. The Company covenants and agrees (a) to provide FrontFour with advance written notice of the MCC Deadline (as defined below) at least forty-five (45) days prior to the MCC Deadline, and (b) if the MCC Merger is consummated, to cause the Combined Company to provide FrontFour with advance written notice of the Combined Company Deadline (as defined below) at least forty-five (45) days prior to the Combined Company Deadline.

7. Representations of the Company. The Company represents and warrants as follows: (a) the Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both could constitute such breach, violation or default) under, any organizational document of the Company.

8. Representations of FrontFour.

(a) FrontFour represents and warrants as follows: (i) such Party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly and validly authorized, executed and delivered by such Party, constitutes a valid and binding obligation and agreement of such Party and is enforceable against such Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles; (iii) the execution, delivery and performance of this Agreement by such Party does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such Party or (B) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both could constitute such breach, violation or default) under, any organizational document of such Party; (iv) Schedule I hereto sets forth a true, accurate and complete statement of the record and Beneficial Ownership of the Subject Securities, securities of MDLY, and securities of SIC, in each case as held by such Party as of the date of this Agreement, and the Company has been provided with all information that would be required to be disclosed with respect to FrontFour’s interest in the Company, MDLY and SIC pursuant to Item 22 of Schedule 14A (including with respect to the election of directors); (v) the Company has been provided with all information relating to any direct or indirect beneficial interest of FrontFour in any security issued by MDLY (as contemplated by Section 2(a)(19)(B)(iii) of the 1940 Act); and (vi) the Company has been provided with a true, accurate and complete copy of any contract, agreement, arrangement, commitment or understanding (whether written or oral) between FrontFour or any of their Affiliates, on the one hand, and Mr. Robinson (or any Successor Director), on the other hand, relating to ownership of the Common Stock or other securities or indebtedness of the Company or the service of any New Director (an “Investor Agreement”).

(b) During the Restricted Period, FrontFour shall provide to the Company true, accurate and complete copies of any new Investor Agreements, including with respect to any replacement of Mr. Robinson, and any amendment, modification, extension or termination of any Investor Agreements, in each case, within five (5) business days of the execution or termination, as applicable, thereof.

9. Miscellaneous.

(a) Certain Defined Terms. The following terms used in this Agreement shall have the specific meanings set forth below:

(i) “Beneficial Owner” shall have the same meaning as set forth in Rule 13d- 3 promulgated by the SEC under the Exchange Act, except that a Person will also be deemed to beneficially own (A) all securities of any other Person which such first Person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional, and (B) all securities of any other Person in which such first Person has any economic interest, including, without limitation, pursuant to a cash settled call option or other derivative security, contract or instrument in any way related to the price of any securities of such other Person (and the terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings).

(ii) “business day” shall mean any day other than a Saturday, Sunday or day on which the Federal Reserve Bank of New York is closed.

(iii) “Combined Company Deadline” shall mean the last date that stockholder nominations for director elections, not for inclusion in the Combined Company’s proxy statement, are permitted to be made pursuant to the bylaws of the Combined Company with respect to the Combined Company’s 2020 annual meeting of stockholders.

(iv) “Expiration Date” shall mean:

(A) in the event that the MCC Merger Agreement is validly terminated in accordance with the terms thereof, then the earlier of (1) January 1, 2020, or (2) the date that is thirty (30) days prior to the MCC Deadline; and

(B) in the event that the MCC Merger is consummated, with respect to the Combined Company, the earlier of (1) January 1, 2020, or (2) the date that is thirty (30) days prior to the Combined Company Deadline.

(v) “Extraordinary Matter” shall mean, with respect to the Company or the Combined Company, as the case may be: (A) the sale or transfer of all or substantially all of the respective assets of the Company or the Combined Company in one or a series of transactions; (B) the sale or transfer of a majority of the issued and outstanding common stock of the Company or the Combined Company, respectively, through a merger, amalgamation, share purchase or otherwise; (C) any merger, amalgamation, consolidation, acquisition of control or other business combination of the Company or the Combined Company, respectively, with an unaffiliated third party; (D) any tender or exchange offer for a majority of the outstanding shares of the Company or Combined Company, respectively; or (E) any dissolution, liquidation or reorganization of the Company or the Combined Company, respectively.

(vi) “MCC Deadline” shall mean the last date that stockholder nominations for director elections, not for inclusion in the Company’s proxy statement, are permitted to be made pursuant to the Company’s bylaws, as in effect as of the date of this Agreement, with respect to the 2020 Annual Meeting.

(vii) “Person” or “Persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, labor union or chapter or other division thereof, organization or other entity of any kind or nature.

(viii) “Restricted Period” shall mean the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

(ix) “Subject Securities” shall mean: (A) all securities of the Company Beneficially Owned, directly or indirectly, by FrontFour or any of its Affiliates as of the date of this Agreement; (B) all additional securities of the Company of which FrontFour or any of its Affiliates acquires Beneficial Ownership, directly or indirectly, following the date hereof; and (C) following the consummation of the MCC Merger, all securities of the Combined Company Beneficially Owned, directly or indirectly, by FrontFour or any of its Affiliates.

(x) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (A) sells, pledges, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person; (B) enters into an agreement or commitment contemplating the possible sale of, pledge of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person; or (C) reduces such Person’s Beneficial Ownership of such security.

(xi) “Voting Period” shall mean the period commencing on (and including) the date of this Agreement and ending on (and including) the earlier of the date: (A) on which the MCC Merger Agreement is duly and validly terminated in accordance with its terms; or (B) of any meeting of the stockholders of the Company, or any postponement or adjournment thereof, called to seek the affirmative vote of the holders of the outstanding shares of Common Stock to adopt the MCC Merger Agreement or other circumstances upon which a vote, consent or other approval with respect to the MCC Merger Agreement and the transactions contemplated thereby (including the MCC Merger) is sought.

(b) Expenses. Except as provided in the Stipulation of Settlement, each of the Company and FrontFour shall be responsible for its own fees, costs and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the obligations contemplated hereby, including those of its respective attorneys, and all other activities related to the foregoing.

(c) Remedies; Jurisdiction; Governing Law. Each Party acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or are otherwise breached, and that such harm would not be adequately compensable by the remedies available at law, including the payment of monetary damages. It is accordingly agreed that each Party shall be entitled to seek specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms of this Agreement, and each other Party will not take action, directly or indirectly, opposing such relief on the grounds that any other remedy or relief is available at law or in equity. Each Party agrees to waive any bonding or security requirement under any applicable law in connection with obtaining any such relief. Each Party irrevocably agrees that any suit, claim, action or proceeding to enforce this Agreement, or for recognition and enforcement of any judgment enforcing this Agreement, brought by the other Parties or their respective successors or permitted assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or, if that Court does not have jurisdiction, any state or federal court in Wilmington, Delaware (the “Chosen Court”). Each Party (i) irrevocably submits to the personal jurisdiction of the Chosen Court in the event of any dispute, suit, claim, action or proceeding to enforce this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to challenge, deny or defeat such personal jurisdiction or venue in such Chosen Court (including in reliance on the doctrine of forum non conveniens) by motion or other request for leave from any such Chosen Court, (iii) agrees that it shall not bring any action to enforce this Agreement in any court other than the Chosen Court, and (iv) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address set forth in Section 9(h) hereof. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts executed and to be performed wholly within the State of Delaware without giving effect to the choice of law principles of such state. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law or equity.

(d) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ENFORCEMENT OF THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION TO ENFORCE THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9(d).

(e) Compliance with Agreement. Each Party shall cause its employees, agents, representatives and controlled Affiliates to refrain from any action or omission that would constitute a breach or violation of this Agreement.

(f) Entire Agreement; Amendment; Waiver.

(i) This Agreement and the Stipulation of Settlement, together with the schedules and exhibits hereto and thereto, contain the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(ii) This Agreement may be amended only by an agreement in writing executed by each of the Parties.

(iii) No waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the Party against whom such waiver or consent is to be effective. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(g) Headings. The section headings contained in this Agreement are for reference purposes only and shall not effect in any way the meaning or interpretation of this Agreement.

(h) Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if delivered in person or sent by overnight courier, when actually received during normal business hours at the address specified in this Section 9(h):

If to FrontFour:

FrontFour Master Fund, Ltd.
c/o FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
Attention: David A. Lorber
Email: dlorber@frontfourcapital.com

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention:	Steve Wolosky
Lori Marks-Esterman
Email:	swolosky@olshanlaw.com
lmarksesterman@olshanlaw.com

If to the Company:

Medley Capital Corporation
280 Park Avenue, 6th Floor East
New York, New York 10017
Attention:	Brook Taube
John D. Fredericks
Email:	brook@mdly.com
legalandcompliance@mdly.com

With a copy to (which shall not constitute notice):

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:	George Silfen
Email:	gsilfen@kramerlevin.com

(i) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

(j) Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by facsimile or electronic mail transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the Parties, notwithstanding that not all Parties are signatories to the same counterpart.

(k) No Third Party Beneficiaries. The representations, warranties and agreements of the Parties contained herein are intended solely for the benefit of the Party or Parties to whom such representations, warranties or agreements are made, and shall confer no rights, benefits, remedies, obligations, or liabilities hereunder, whether legal or equitable, in any other Person, and no other Person shall be entitled to rely thereon.

(l) Successors and Assigns. The terms and conditions of this Agreement shall be binding upon and be enforceable by the Parties and the respective successors, heirs, executors, legal representatives and permitted assigns of the Parties, and inure to the benefit of any successor, heir, executor, legal representative or permitted assign of any Party; provided, however, that no Party may assign this Agreement or any rights or obligations hereunder without the express prior written consent of the other Party.

(m) Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. Whenever the words “include”, “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to a “day” or “days” (other than references to “business days”) are to calendar days. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a Person are also to its successors (including by operation of law) and permitted assigns. The word “will” shall be construed to have the same meaning as the word “shall.” The words “date hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified, supplemented or replaced. All references in this Agreement to “$,” USD or Dollars shall refer to United States dollars, unless otherwise specified.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement to each other as of the date first above written in the Preamble hereof.

mEDLEY cAPITAL cORPORATION

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

[Signature Page to Governance Agreement]

FRONTFOUR CAPITAL GROUP LLC

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Managing Member

FRONTFOUR MASTER FUND, LTD.

By:	FrontFour Capital Group LLC As Investment Manager

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Managing Member

FRONTFOUR CAPITAL CORP.

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Authorized Signatory

FRONTFOUR OPPORTUNITY FUND

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
Name: David A. Lorber
Title: Managing Member

By:	/s/ David A. Lorber
DAVID A. LORBER

By:	/s/ Stephen E. Loukas
STEPHEN E. LOUKAS

By:	/s/ Zachary R. George
ZACHARY R. GEORGE

[Signature Page to Governance Agreement]

SCHEDULE I

FrontFour Beneficial Ownership

Name of Person or Entity	Beneficial Ownership of Medley Capital Corporation (the “Company”)

FrontFour Master Fund, Ltd. (“FrontFour Master Fund”)	1,633,248.329 shares of common stock directly owned, including 1,047.329 shares of which are held of record.

FrontFour Capital Group LLC (“FrontFour Capital”)	1,633,248.329 shares of common stock (FrontFour Capital, as the investment manager of FrontFour Master Fund, may be deemed to beneficially own the 1,633,248.329 shares directly owned by FrontFour Master Fund).

FrontFour Opportunity Fund (the “Canadian Fund”)	41,714 shares of common stock directly owned.

FrontFour Capital Corp. (“FrontFour Corp.”)	41,714 shares of common stock (FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 41,714 shares directly owned by the Canadian Fund).

Stephen E. Loukas	1,674,962.329 shares of common stock (Mr. Loukas, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 1,633,248.329 shares directly owned by FrontFour Master Fund and the 41,714 shares directly owned by the Canadian Fund).

David A. Lorber	1,674,962.329 shares of common stock (Mr. Lorber, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 1,633,248.329 shares directly owned by FrontFour Master Fund and the 41,714 shares directly owned by the Canadian Fund).

Zachary R. George	1,674,962.329 shares of common stock (Mr. George, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 1,633,248.329 shares directly owned by FrontFour Master Fund and the 41,714 shares directly owned by the Canadian Fund).

●	FrontFour Master Fund has a short interest in 33,457 shares of Class A common stock of Medley Management Inc. (“MDLY”).

●	The Canadian Fund has a short interest in 876 shares of Class A common stock of MDLY.